FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.
TABLE OF CONTENTS

Item

1	Other Notification dated April 7, 2006, regarding minor modifications in certain items of the 2004 and 2005 Quarterly Series.

2	The new version of the 2004 and 2005 Quarterly Series, with a detailed explanation of the modifications mentioned in Item 1, as posted on the web on April 7, 2006.

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Item 1

OTHER NOTIFICACIONS

As of today, a new version of the 2004 and 2005 Quarterly Series has been published on the corporate website of Banco Santander Central Hispano, S.A., containing some minor modifications in certain items which do not affect neither the profit nor the total balance of the Group. Such modifications have been made in order to facilitate the comparative analysis of the historical series with the quarterly data to be published starting as of the first quarter of 2006. A detailed explanation of such modifications is contained on the corporate website together with the new quarterly series in the following address:

http://www.gruposantander.com/pagina/indice/0,,819_3_2,00.html

Boadilla del Monte (Madrid), 7th April 2006

Banco Santander Central Hispano, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A- 39000013

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Item 2

QUARTERLY DATA

The income statement and balance sheet data posted on the web on April 7, 2006 include modifications over the prior published data:

In the Income Statement, specifically in Santander Consumer Finance, the fees paid to intermediaries for consumer credit loans are reclassified from “Net Fees” to “Net Interest Income” . The amounts are of EUR 185 and EUR 243 million for 2004 and 2005, respectively. There is no impact on final income.

Also, minor restatements were made in the first three quarters of 2005 between Abbey’s Retail Banking and Asset Management and Insurance. These modifications do not affect Abbey’s final year-end figures.

In the Balance Sheet, reclassifications were made of several items in Abbey’s assets and liabilities to “Other Assets at Fair Value” and “Other Liabilities at Fair Value”, respectively. These changes apply to 2004 year-end balance sheet figures and also 2005 quarterly balance sheet figures, but they do not affect the totals of the balance sheet.

Other minor adjustments of non-significant amounts were made in the Group’s 2005 closing Balance Sheet, which affect REPOs, off-balance sheet managed funds and the segregation of intangible assets from goodwill.

On the other hand, the Group decided to widen the coverage of the Global Relationship Model for Corporate customers by including 66 new groups, especially in Latin America. In order to ease comparisons with 2006, the quarterly figures of 2005 have been restated including these customers as part of Global Wholesale Banking while eliminating the impact in each country from the Retail Banking results. The impact is of EUR 128 million in revenues and EUR 90 million in income before taxes.

At the same time, the New York branch (accounted until now in the perimeter of Continental Europe) is now included in Latin America, as its business is more related to customers of this geographical region. At the secondary segment level it remains in Global Wholesale Banking. The quarterly series of 2005 have been restated to make them comparable with 2006 ones. The impact on net income is irrelevant.

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Key consolidated data in 2005

	With Abbey			w/o Abbey

	2005	2004	Var. (%)	2005	2004	Var. (%)

Balance sheet (million euros)
Total assets	809,107	664,486	21.76	511,587	393,820	29.90
Customer loans	435,829	369,350	18.00	264,033	212,560	24.22
Customer funds under management	680,887	595,380	14.36	453,699	377,566	20.16
On-balance sheet	528,041	466,865	13.10	306,853	254,110	20.76
Off-balance sheet	152,846	128,515	18.93	146,846	123,456	18.95
Shareholders' equity	35,841	32,111	11.62
Total managed funds	961,953	793,001	21.31	658,433	517,276	27.29

Capital and NPL ratios (%)
BIS ratio	12.94	13.01
Tier I	7.88	7.16
NPL ratio	0.89	1.00		1.02	1.19
NPL coverage	182.02	165.59		222.62	193.22

Income statement (million euros)*
Net interest income (w/o dividends)	10,158	7,186	41.35	8,269	7,186	15.06
Commercial revenue	18,242	12,955	40.82	14,802	12,955	14.26
Gross operating income	19,807	14,055	40.92	16,020	14,055	13.98
Net operating income	9,285	6,662	39.38	7,877	6,662	18.25
Attributable income to the Group (ordinary)*	5,212	3,606	44.54	4,401	3,606	22.04
Attributable income to the Group	6,220	3,606	72.50	5,409	3,606	50.00

Profitability and efficiency (%)
ROA	0.78	1.01
Ordinary ROE*	16.64	19.74
ROE	19.86	19.74
Efficiency ratio (1)	47.47	46.12		44.51
Efficiency ratio (2)	52.55	52.00		50.05

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254	6,254
Share price (euros)	11.15	9.13
Market capitalisation (million euros)	69,735	57,102
EPS ordinary (euro)	0.8351	0.7284
Diluted EPS ordinary (euro)	0.8320	0.7271
EPS (euro)	0.9967	0.7284
P/E ratio (share price / EPS ordinary)	13.35	12.53

(*).- Excluding net extraordinary gains and writedowns

Other data
Shareholders (number)	2,443,831	2,685,317
Number of employees	129,196	132,001
Continental Europe	43,763	44,734
United Kingdom	21,121	25,331
Latin America	62,850	60,503
Financial management and equity stakes	1,462	1,433
Number of branches	10,201	9,973
Continental Europe	5,388	5,233
United Kingdom	712	730
Latin America	4,101	4,010

(1).-	(general administrative expenses - compensating fees) / (gross operating income + income from non-financial services (net))
(2).-	(general administrative expenses - compensating fees + depreciation and amortisation) / (gross operating income + income from non-financial services (net))
Note:	This information has not been audited. It was prepared in accordance with International Financial Reporting Standards (IFRS).

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Income statement
Million euros
	2005		2004	Variation w/o Abbey

	With Abbey	w/o Abbey		Amount	%

Net interest income (w/o dividends)	10,158	8,269	7,186	1,082	15.06
Dividends	336	334	389	(55)	(14.17)

Net interest income	10,493	8,603	7,576	1,027	13.56

Income from companies accounted for by the equity method	619	617	449	168	37.35
Net fees	6,314	5,356	4,769	587	12.32
Insurance activity	816	227	161	65	40.45

Commercial revenue	18,242	14,802	12,955	1,847	14.26

Gains (losses) on financial transactions	1,565	1,218	1,101	118	10.70

Gross operating income	19,807	16,020	14,055	1,965	13.98

Income from non-financial services	426	374	348	26	7.50
Non-financial expenses	(122)	(106)	(145)	39	(26.89)
Other operating income	(104)	(104)	(63)	(41)	64.83
Operating costs	(10,723)	(8,307)	(7,533)	(774)	10.27
General administrative expenses	(9,701)	(7,403)	(6,695)	(709)	10.58
Personnel	(5,744)	(4,516)	(4,236)	(280)	6.62
Other administrative expenses	(3,958)	(2,887)	(2,459)	(428)	17.41
Depreciation and amortisation	(1,021)	(904)	(839)	(65)	7.78

Net operating income	9,285	7,877	6,662	1,216	18.25

Impairment loss on assets	(1,807)	(1,489)	(1,843)	355	(19.25)
Loans	(1,615)	(1,297)	(1,573)	276	(17.54)
Goodwill	—	—	(138)	138	(100.00)
Other assets	(192)	(192)	(132)	(59)	44.80
Other income	(286)	(362)	(237)	(125)	52.97

Income before taxes (ordinary)	7,192	6,026	4,581	1,445	31.54

Corporate income tax	(1,437)	(1,082)	(597)	(486)	81.36

Net income from ordinary activity	5,755	4,944	3,985	959	24.08

Net income from discontinued operations	(14)	(14)	12	(25)	—

Net consolidated income (ordinary)	5,742	4,930	3,996	934	23.37

Minority interests	530	530	390	139	35.69

Attributable income to the Group (ordinary)	5,212	4,401	3,606	795	22.04

Net extraordinary gains and writedowns	1,008	1,008	—	1,008	—

Attributable income to the Group	6,220	5,409	3,606	1,803	50.00

Pro memoria:
Average total assets	738,518		395,068	343,450	86.93
Average shareholders' equity	31,326		18,264	13,062	71.52

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Quarterly
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Net interest income (w/o dividends)	1,788	1,749	1,798	1,852	2,321	2,411	2,623	2,803
Dividends	45	197	103	44	36	172	70	57

Net interest income	1,832	1,946	1,901	1,896	2,357	2,583	2,694	2,860

Income from companies accounted for by the equity method	125	82	133	109	141	189	153	136
Net fees	1,112	1,246	1,188	1,222	1,416	1,522	1,655	1,721
Insurance activity	31	46	41	44	214	183	215	203

Commercial revenue	3,101	3,320	3,262	3,270	4,127	4,477	4,717	4,920

Gains (losses) on financial transactions	318	325	265	192	408	461	313	384

Gross operating income	3,420	3,645	3,528	3,463	4,535	4,938	5,030	5,304

Income from non-financial services	89	102	77	80	111	112	76	127
Non-financial expenses	(38)	(43)	(32)	(32)	(35)	(42)	(16)	(30)
Other operating income	(18)	(9)	(21)	(15)	(9)	(32)	(27)	(36)
Operating costs	(1,833)	(1,867)	(1,869)	(1,964)	(2,557)	(2,608)	(2,677)	(2,881)
General administrative expenses	(1,633)	(1,657)	(1,660)	(1,744)	(2,321)	(2,373)	(2,438)	(2,569)
Personnel	(1,017)	(1,038)	(1,048)	(1,134)	(1,387)	(1,405)	(1,437)	(1,515)
Other administrative expenses	(617)	(620)	(612)	(610)	(935)	(969)	(1,001)	(1,053)
Depreciation and amortisation	(200)	(209)	(209)	(221)	(235)	(235)	(239)	(312)

Net operating income	1,619	1,828	1,683	1,531	2,045	2,368	2,387	2,484

Impairment loss on assets	(366)	(472)	(496)	(509)	(293)	(403)	(418)	(692)
Loans	(328)	(436)	(471)	(337)	(283)	(393)	(399)	(540)
Goodwill	(2)	—	—	(136)	—	—	—	—
Other assets	(35)	(36)	(25)	(36)	(10)	(10)	(19)	(152)
Other income	(100)	(6)	48	(180)	(137)	(108)	(137)	96

Income before taxes (ordinary)	1,153	1,350	1,235	843	1,615	1,856	1,832	1,888

Corporate income tax	(189)	(231)	(196)	19	(311)	(350)	(373)	(402)

Net income from ordinary activity	964	1,120	1,039	862	1,303	1,506	1,459	1,486

Net income from discontinued operations	2	1	2	6	0	0	(15)	0

Net consolidated income (ordinary)	966	1,121	1,041	868	1,304	1,507	1,445	1,486

Minority interests	110	89	94	97	119	141	118	152

Attributable income to the Group (ordinary)	856	1,031	948	771	1,185	1,366	1,327	1,334

Net extraordinary gains and writedowns	—	359	472	(831)	—	—	—	1,008

Attributable income to the Group	856	1,391	1,420	(60)	1,185	1,366	1,327	2,342

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Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)

	2005	2004	31.12.05	31.12.04

US$	1.2435	1.2410	1.1797	1.3621
Pound sterling	0.6838	0.6780	0.6853	0.7050
Brazilian real	3.0068	3.6325	2.7446	3.6177
New Mexican peso	13.5338	14.0120	12.5845	15.2279
Chilean peso	694.1889	756.6815	604.7732	759.7110
Venezuelan bolivar	2,622.8132	2,336.1757	2,533.1698	2,611.9630
Argentine peso	3.6352	3.6564	3.5907	4.0488

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Net fees and insurance business
Million euros
	2005		2004	Variation w/o Abbey

	With Abbey	w/o Abbey		Amount	%

Commissions for services	3,718	2,938	2,676	262	9.79
Credit and debit cards	621	601	560	42	7.43
Insurance	925	667	524	143	27.27
Account management	545	542	446	96	21.53
Commercial bills	218	218	269	(50)	(18.70)
Contingent liabilities	254	254	227	26	11.64
Other transactions	1,155	655	650	5	0.78
Mutual & pension funds	1,956	1,835	1,583	252	15.94
Securities services	640	583	510	73	14.33

Net fees	6,314	5,356	4,769	587	12.32

Insurance activity	816	227	161	65	40.45

Net fees and insurance business	7,129	5,583	4,930	653	13.24

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Operating costs
Million euros
	2005		2004	Variation w/o Abbey

	With Abbey	w/o Abbey		Amount	%

Personnel expenses	5,744	4,516	4,236	280	6.62
General expenses:	3,958	2,887	2,459	428	17.41
Information technology	479	336	330	7	2.02
Communications	401	264	241	22	9.32
Advertising	401	337	291	46	15.83
Buildings and premises	785	524	450	74	16.34
Printed and office material	122	87	81	6	7.70
Taxes (other than income tax)	182	182	123	58	47.22
Other expenses	1,588	1,157	942	215	22.81

Personnel and general expenses	9,701	7,403	6,695	709	10.58

Depreciation and amortisation	1,021	904	839	65	7.78

Total operating expenses	10,723	8,307	7,533	774	10.27

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Net loan loss provisions
Million euros
	2005		2004	Variation w/o Abbey

	With Abbey	w/o Abbey		Amount	%

Non performing loans	2,014	1,641	1,893	(252)	(13.30)
Country-risk	88	88	85	3	3.67
Recovery of written-off assets	(487)	(433)	(405)	(27)	6.75

Total	1,615	1,297	1,573	(276)	(17.54)

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Balance sheet
Million euros
	With Abbey			w/o Abbey

	31.12.05	31.12.04	Var. (%)	31.12.05	31.12.04	Var. (%)

Assets
Cash on hand and deposits at central banks	16,086	8,801	82.77	14,640	8,121	80.27
Trading portfolio	154,208	111,756	37.99	53,473	30,310	76.42
Debt securities	81,742	55,870	46.31	35,701	22,380	59.52
Loans and credits	26,480	17,508	51.25	0	—	—
Equities	8,078	4,419	82.78	5,832	2,752	111.90
Other	37,908	33,959	11.63	11,939	5,178	130.59
Other financial assets at fair value	48,862	45,759	6.78	4,736	3,679	28.73
Loans and credits	6,431	5,292	21.54	0	—	—
Other	42,431	40,468	4.85	4,736	3,679	28.73
Available-for-sale financial assets	73,945	44,521	66.09	73,927	44,507	66.10
Debt securities	68,054	36,702	85.42	68,054	36,702	85.42
Equities	5,891	7,819	(24.66)	5,873	7,805	(24.75)
Loans	459,784	394,432	16.57	317,661	259,230	22.54
Deposits at credit institutions	47,066	38,978	20.75	46,696	38,143	22.42
Loans and credits	402,918	346,551	16.27	264,033	212,560	24.22
Other	9,801	8,903	10.08	6,932	8,526	(18.70)
Investments	3,031	3,748	(19.11)	15,538	16,253	(4.40)
Intangible assets and property and equipment	12,204	10,998	10.97	6,937	5,834	18.92
Goodwill	14,018	15,091	(7.11)	5,278	4,891	7.90
Other	26,968	29,381	(8.21)	19,397	20,995	(7.61)

Total assets	809,107	664,486	21.76	511,587	393,820	29.90

Liabilities and shareholders' equity
Trading portfolio	112,466	91,526	22.88	19,908	12,157	63.77
Customer deposits	14,039	20,541	(31.66)	43	—	—
Marketable debt securities	19,821	11,792	68.10	0	—	—
Other	78,607	59,194	32.80	19,866	12,157	63.41
Other financial liabilities at fair value	11,810	11,244	5.03	—	—	—
Customer deposits	—	—	—	—	—	—
Marketable debt securities	11,810	11,244	5.03	—	—	—
Other	—	—	—	—	—	—
Financial liabilities at amortized cost	565,652	447,831	26.31	416,912	313,927	32.81
Due to central banks and credit institutions	116,659	58,526	99.33	108,242	57,763	87.39
Customer deposits	291,727	262,670	11.06	195,546	169,859	15.12
Marketable debt securities	117,209	90,803	29.08	86,378	61,505	40.44
Subordinated debt	28,763	27,470	4.71	17,336	16,848	2.90
Other financial liabilities	11,293	8,362	35.05	9,411	7,952	18.34
Insurance liabilities	44,672	42,345	5.50	8,151	5,898	38.19
Provisions	19,823	18,024	9.98	17,095	15,157	12.78
Other liability accounts	10,748	14,892	(27.82)	7,560	8,855	(14.62)
Preferred securities	1,309	2,124	(38.38)	406	1,247	(67.41)
Minority interests	2,848	2,085	36.58	2,853	2,085	36.83
Equity adjustments by valuation	3,077	1,778	73.11	2,811	1,857	51.40
Capital stock	3,127	3,127	—	3,127	3,127	—
Reserves	29,098	27,215	6.92	29,098	27,215	6.92
Income attributable to the Group	6,220	3,606	72.50	5,409	3,606	50.00
Less: dividends	(1,744)	(1,311)	33.08	(1,744)	(1,311)	33.08

Total liabilities and shareholders' equity	809,107	664,486	21.76	511,587	393,820	29.90

Off-balance-sheet managed funds	152,846	128,515	18.93	146,846	123,456	18.95

Total managed funds	961,953	793,001	21.31	658,433	517,276	27.29

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Balance sheet
Million euros
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Assets
Cash on hand and deposits at central banks	9,271	6,155	7,351	8,801	10,205	9,404	9,207	16,086
Trading portfolio	30,547	30,076	30,058	111,756	127,677	132,622	155,522	154,208
Debt securities	21,830	21,512	21,697	55,870	58,664	62,881	74,247	81,742
Loans and credits	—	—	—	17,508	19,754	20,183	29,847	26,480
Equities	2,743	3,034	2,231	4,419	6,066	7,807	7,330	8,078
Other	5,974	5,530	6,130	33,959	43,193	41,751	44,099	37,908
Other financial assets at fair value	2,892	2,863	3,151	45,759	46,132	44,110	46,456	48,862
Loans and credits	—	—	—	5,292	5,483	5,772	5,866	6,431
Other	2,892	2,863	3,151	40,468	40,649	38,339	40,590	42,431
Available-for-sale financial assets	60,335	60,120	51,457	44,521	41,084	46,689	59,535	73,945
Debt securities	49,819	51,326	44,553	36,702	35,179	41,699	54,302	68,054
Equities	10,516	8,794	6,904	7,819	5,904	4,990	5,233	5,891
Loans	230,128	238,367	248,730	394,432	415,259	431,389	446,558	459,784
Deposits at credit institutions	38,090	37,015	37,628	38,978	49,107	46,756	50,544	47,066
Loans and credits	186,831	195,538	205,735	346,551	355,317	377,177	386,487	402,918
Other	5,207	5,814	5,368	8,903	10,835	7,455	9,527	9,801
Investments	3,547	3,525	3,590	3,748	3,817	3,979	3,011	3,031
Intangible assets and property and equipment	5,638	5,630	5,713	10,998	11,141	12,046	10,272	12,204
Goodwill	4,894	4,908	5,056	15,091	15,382	15,871	15,864	14,018
Other	17,335	16,497	18,714	29,381	33,073	34,196	35,151	26,968

Total assets	364,588	368,140	373,820	664,486	703,770	730,306	781,577	809,107

Liabilities and shareholders' equity
Trading portfolio	11,566	10,534	12,126	91,526	104,455	104,856	120,811	112,466
Customer deposits	—	—	—	20,541	7,730	12,810	15,233	14,039
Marketable debt securities	—	—	—	11,792	14,810	12,380	13,956	19,821
Other	11,566	10,534	12,126	59,194	81,915	79,666	91,622	78,607
Other financial liabilities at fair value	—	—	—	11,244	11,543	11,892	12,507	11,810
Customer deposits	—	—	—	—	—	—	—	—
Marketable debt securities	—	—	—	11,244	11,543	11,892	12,507	11,810
Other	—	—	—	—	—	—	—	—
Financial liabilities at amortized cost	296,730	304,354	308,350	447,831	470,885	497,604	527,842	565,652
Due to central banks and credit institutions	57,548	64,882	63,232	58,526	65,614	71,774	88,374	116,659
Customer deposits	167,488	167,495	166,540	262,670	270,821	285,568	290,623	291,727
Marketable debt securities	52,716	52,251	56,751	90,803	95,982	98,484	106,303	117,209
Subordinated debt	13,903	13,359	16,057	27,470	27,335	29,557	29,304	28,763
Other financial liabilities	5,075	6,368	5,769	8,362	11,132	12,220	13,238	11,293
Insurance liabilities	8,206	5,328	5,708	42,345	40,516	43,862	44,099	44,672
Provisions	15,141	14,801	14,845	18,024	18,674	19,524	20,883	19,823
Other liability accounts	6,661	6,868	7,128	14,892	18,700	11,258	12,631	10,748
Preferred securities	2,982	2,666	1,317	2,124	1,641	1,759	1,589	1,309
Minority interests	2,046	1,993	2,058	2,085	2,283	2,462	2,628	2,848
Equity adjustments by valuation	2,202	1,517	1,453	1,778	1,735	3,004	3,089	3,077
Capital stock	2,384	2,384	2,384	3,127	3,127	3,127	3,127	3,127
Reserves	16,922	15,448	15,182	27,215	30,863	28,989	29,074	29,098
Income attributable to the Group	856	2,246	3,666	3,606	1,185	2,551	3,878	6,220
Less: dividends	(1,109)	—	(396)	(1,311)	(1,837)	(581)	(581)	(1,744)

Total liabilities and shareholders' equity	364,588	368,140	373,820	664,486	703,770	730,306	781,577	809,107

Off-balance-sheet managed funds	115,797	118,394	120,589	128,515	131,311	139,249	149,920	152,846

Total managed funds	480,385	486,535	494,409	793,001	835,081	869,555	931,497	961,953

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Customer loans
Million euros
	With Abbey			w/o Abbey

	31.12.05	31.12.04	Var. (%)	31.12.05	31.12.04	Var. (%)

Public sector	5,243	5,741	(8.68)	5,243	5,741	(8.68)
Other residents	153,727	126,253	21.76	153,727	126,253	21.76
Secured loans	81,343	62,457	30.24	81,343	62,457	30.24
Other loans	72,384	63,796	13.46	72,384	63,796	13.46
Non-resident sector	284,468	244,201	16.49	111,727	86,395	29.32
Secured loans	174,117	160,514	8.47	34,552	26,250	31.63
Other loans	110,352	83,687	31.86	77,175	60,145	28.31

Gross loans and credits	443,439	376,195	17.87	270,698	218,389	23.95

Credit loss allowance	7,610	6,845	11.17	6,664	5,829	14.33

Net loans and credits	435,829	369,350	18.00	264,033	212,560	24.22

Pro memoria: Doubtful loans	4,356	4,208	3.52	3,139	3,091	1.57
Public sector	3	3	(7.20)	3	3	(7.20)
Other residents	1,027	1,015	1.18	1,027	1,015	1.18
Non-resident sector	3,326	3,189	4.28	2,109	2,073	1.77

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Customer loans
Million euros
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Public sector	5,626	6,899	6,725	5,741	5,760	5,474	5,803	5,243
Other residents	110,053	115,194	119,890	126,253	130,321	140,018	142,028	153,727
Secured loans	51,655	54,309	57,992	62,457	65,593	70,626	74,830	81,343
Other loans	58,398	60,885	61,898	63,796	64,728	69,391	67,198	72,384
Non-resident sector	75,927	78,553	84,579	244,201	251,668	264,980	281,844	284,468
Secured loans	23,233	23,029	25,026	160,514	162,396	167,637	168,223	174,117
Other loans	52,693	55,525	59,553	83,687	89,272	97,344	113,621	110,352

Gross loans and credits	191,606	200,646	211,195	376,195	387,749	410,472	429,674	443,439

Credit loss allowance	4,775	5,108	5,460	6,845	7,195	7,340	7,475	7,610

Net loans and credits	186,831	195,538	205,735	369,350	380,554	403,132	422,200	435,829

Pro memoria: Doubtful loans	2,990	3,009	3,052	4,208	4,498	4,289	4,371	4,356
Public sector	3	1	1	3	2	1	1	3
Other residents	955	903	886	1,015	907	982	1,001	1,027
Non-resident sector	2,033	2,105	2,165	3,189	3,589	3,306	3,369	3,326

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Credit risk management (*)
Million euros
	With Abbey				w/o Abbey

	31.12.05	31.12.04	Var. (%)		31.12.05	31.12.04	Var. (%)

Non-performing loans	4,342	4,115	5.51		3,125	2,998	4.24
NPL ratio (%)	0.89	1.00	(0.11	p.)	1.02	1.19	(0.17	p.)
Credit loss allowances	7,902	6,813	15.98		6,957	5,793	20.09
Specific	3,177	2,996	6.05		2,731	2,498	9.35
General-purpose	4,725	3,818	23.78		4,225	3,295	28.24
NPL coverage (%)	182.02	165.59	16.43	p.	222.62	193.22	29.40	p.

Ordinary non-performing and doubtful loans **	3,132	2,762	13.40		2,815	2,508	12.25
NPL ratio (%) **	0.64	0.67	(0.03	p.)	0.92	0.99	(0.07	p.)
NPL coverage (%) **	252.28	246.67	5.61	p.	247.13	230.99	16.14	p.

(*)	Excluding country-risk
(**)	Excluding mortgage guarantees
Note: NPL ratio: Non-performing loans / computable assets

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Credit risk management (*)
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Non-performing loans	2,924	2,909	2,933	4,115	4,427	4,328	4,375	4,342
NPL ratio (%)	1.31	1.25	1.20	1.00	1.05	0.98	0.93	0.89
Credit loss allowances	4,938	5,256	5,573	6,813	7,167	7,554	7,605	7,902
Specific	2,427	2,429	2,462	2,996	3,207	3,145	3,146	3,177
General-purpose	2,510	2,827	3,111	3,818	3,959	4,410	4,459	4,725
NPL coverage (%)	168.87	180.70	190.02	165.59	162.05	174.55	173.83	182.02

Nonperforming loans by quarter
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Balance at beginning of period	3,513	2,924	2,909	2,933	4,115	4,427	4,328	4,375
+ Net additions *	(159)	234	261	1,291	496	367	442	433
- Write-offs	(430)	(249)	(237)	(109)	(183)	(466)	(395)	(467)

Balance at period-end	2,924	2,909	2,933	4,115	4,427	4,328	4,375	4,342

(*).-	In Q4 04, 1,116.7 million relate to Abbey.

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Customer funds under management
Million euros
	With Abbey			w/o Abbey

	31.12.05	31.12.04	Var. (%)	31.12.05	31.12.04	Var. (%)

Public sector	14,366	13,998	2.62	14,366	13,998	2.62
Other residents	83,392	79,273	5.20	83,392	79,273	5.20
Demand deposits	50,124	44,259	13.25	50,124	44,259	13.25
Time deposits	18,799	19,821	(5.16)	18,799	19,821	(5.16)
REPOs	14,470	15,193	(4.76)	14,470	15,193	(4.76)
Non-resident sector	208,008	189,941	9.51	97,231	76,588	26.95
Demand deposits	113,603	95,263	19.25	35,013	29,866	17.23
Time deposits	77,195	74,934	3.02	51,377	38,102	34.84
REPOs	14,366	17,128	(16.12)	8,036	6,004	33.84
Public Sector	2,844	2,616	8.70	2,806	2,616	7.27

Customer deposits	305,765	283,212	7.96	194,989	169,859	14.79

Debt securities	148,840	113,839	30.75	86,378	61,505	40.44
Subordinated debt	28,763	27,470	4.71	17,336	16,848	2.90
Insurance liabilities	44,672	42,345	5.50	8,151	5,898	38.19

On-balance-sheet customer funds	528,041	466,865	13.10	306,853	254,110	20.76

Mutual funds	109,480	97,838	11.90	103,481	92,779	11.53
Pension plans	28,619	21,679	32.02	28,619	21,679	32.02
Managed portfolios	14,746	8,998	63.88	14,746	8,998	63.88

Off-balance-sheet customer funds	152,846	128,515	18.93	146,846	123,456	18.95

Customer funds under management	680,887	595,380	14.36	453,699	377,566	20.16

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Customer funds under management
Million euros
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Public sector	11,467	10,504	12,401	13,998	18,172	14,555	17,613	14,366
Other residents	80,116	81,589	79,922	79,273	76,924	81,827	80,531	83,392
Demand deposits	42,306	44,753	43,908	44,259	46,123	48,454	47,536	50,124
Time deposits	18,535	18,554	19,263	19,821	17,146	18,436	18,140	18,799
REPOs	19,275	18,281	16,750	15,193	13,655	14,938	14,856	14,470
Non-resident sector	75,905	75,402	74,217	189,941	183,455	201,996	207,711	208,008
Demand deposits	28,314	28,092	28,896	95,263	98,380	111,965	111,402	113,603
Time deposits	37,474	37,349	37,690	74,934	72,600	74,746	77,870	77,195
REPOs	7,891	7,424	5,595	17,128	9,818	11,613	15,246	14,366
Public Sector	2,225	2,536	2,036	2,616	2,658	3,672	3,193	2,844

Customer deposits	167,488	167,495	166,540	283,212	278,551	298,379	305,856	305,765

Debt securities	52,716	52,251	56,751	113,839	122,335	122,756	132,765	148,840
Subordinated debt	13,903	13,359	16,057	27,470	27,335	29,557	29,304	28,763
Insurance liabilities	8,206	5,328	5,708	42,345	40,516	43,862	44,099	44,672

On-balance-sheet customer funds	242,313	238,433	245,056	466,865	468,737	494,553	512,024	528,041

Mutual funds	87,172	89,773	90,665	97,838	99,043	104,686	109,248	109,480
Pension plans	20,533	20,316	20,999	21,679	22,709	24,797	27,380	28,619
Managed portfolios	8,092	8,305	8,925	8,998	9,559	9,766	13,292	14,746

Off-balance-sheet customer funds	115,797	118,394	120,589	128,515	131,311	139,249	149,920	152,846

Customer funds under management	358,110	356,827	365,645	595,380	600,048	633,803	661,945	680,887

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Shareholders' equity and capital ratios
Million euros
			Variation

	31.12.05	31.12.04	Amount	%

Capital stock	3,127	3,127	—	—
Additional paid-in surplus	20,370	20,370	—	—
Reserves	8,781	6,949	1,832	26.37
Treasury stock	(53)	(104)	51	(49.06)

On-balance-sheet shareholders' equity	32,225	30,342	1,883	6.21

Net attributable income	6,220	3,606	2,614	72.50
Interim dividend distributed	(1,163)	(792)	(371)	46.90

Shareholders' equity at period-end	37,283	33,156	4,126	12.44

Interim dividend not distributed	(1,442)	(1,046)	(396)	37.91

Shareholders' equity	35,841	32,111	3,730	11.62

Valuation adjustments	3,077	1,778	1,300	73.11
Minority interests	2,848	2,085	763	36.58
Preferred securities	1,309	2,124	(815)	(38.38)
Preferred securities in subordinated debt	6,773	5,498	1,274	23.18

Shareholders' equity and minority interests	49,848	43,596	6,251	14.34

Computable basic capital	32,532	24,419	8,113	33.23
Computable supplementary capital	20,894	19,941	953	4.78

Computable capital (BIS criteria)	53,426	44,360	9,066	20.44

Risk-weighted assets (BIS criteria)	412,734	340,946	71,788	21.06

BIS ratio	12.94	13.01	(0.07)

Tier 1	7.88	7.16	0.72

Cushion (BIS ratio)	20,407	17,084	3,323	19.45

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Statement of changes in consolidated shareholders' equity
Million euros
	2005	2004

Available-for-sale financial assets	(62)	(40)
Other financial liabilities at fair value	—	—
Cash flow hedges	139	(63)
Hedges of net investments in businesses abroad	(507)	91
Exchange differences	1,813	(248)
Long-term assets for sale	—	—

Net revenues recorded in shareholders' equity	1,383	(260)

Net consolidated income (published)	6,750	3,996
Adjustments for changes in accounting criteria	—	—
Adjustments for misstatements	—	—

Net consolidated income	6,750	3,996

Parent Bank	7,603	3,346
Minority interests	530	390

Total revenues and expenses	8,133	3,736

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Operating areas
Million euros
	2005		2004	Variation w/o Abbey		Variation with Abbey

	With Abbey	w/o Abbey		Amount	%	Amount	%

Income statement

Net interest income	11,235	9,344	8,098	1,246	15.38	3,137	38.73

Income from companies accounted for by the equity method	35	32	37	(5)	(13.19)	(2)	(6.58)
Net fees	6,333	5,375	4,780	595	12.44	1,553	32.48
Insurance activity	813	225	165	60	36.34	649	393.74

Commercial revenue	18,416	14,976	13,081	1,895	14.49	5,336	40.79

Gains (losses) on financial transactions	1,613	1,266	863	404	46.81	751	87.02

Gross operating income	20,030	16,243	13,943	2,299	16.49	6,086	43.65

Income from non-financial services (net) and other operating income	225	189	158	31	19.46	67	42.38
General administrative expenses	(9,347)	(7,049)	(6,396)	(653)	10.21	(2,951)	46.14
Personnel	(5,560)	(4,333)	(4,043)	(290)	7.17	(1,517)	37.53
Other administrative expenses	(3,787)	(2,716)	(2,353)	(363)	15.43	(1,434)	60.94
Depreciation and amortisation	(947)	(830)	(801)	(29)	3.62	(146)	18.26

Net operating income	9,960	8,553	6,905	1,648	23.87	3,056	44.26

Net loan loss provisions	(1,563)	(1,245)	(1,538)	293	(19.08)	(25)	1.62
Other income	(350)	(426)	(283)	(143)	50.42	(67)	23.60

Income before taxes	8,047	6,882	5,083	1,799	35.38	2,964	58.31

Income from ordinary activity	5,965	5,154	3,921	1,232	31.42	2,043	52.11

Net consolidated income	5,951	5,140	3,933	1,207	30.69	2,018	51.31

Attributable income to the Group	5,570	4,759	3,630	1,129	31.11	1,940	53.46

	31.12.05		31.12.04	Variation w/o Abbey			Variation with Abbey

	With Abbey	w/o Abbey		Amount		%	Amount		%

Balance sheet
Loans and credits*	435,013	263,218	369,154	50,853		23.95	65,859		17.84
Trading portfolio (w/o loans)	116,173	52,159	80,180	23,039		79.12	35,993		44.89
Available-for-sale financial assets	28,931	28,913	25,946	2,981		11.50	2,985		11.50
Due from credit institutions*	107,127	94,058	114,304	994		1.07	(7,176)		(6.28)
Intangible assets and property and equipment	10,808	5,611	10,260	515		10.11	548		5.34
Other assets	80,323	32,903	72,086	720		2.24	8,237		11.43

Total assets/liabilities & shareholders' equity	778,375	476,860	671,929	79,102		19.89	106,446		15.84

Customer deposits*	303,838	193,062	281,707	24,708		14.68	22,132		7.86
Marketable debt securities*	95,687	33,224	79,130	6,428		23.99	16,557		20.92
Subordinated debt	14,798	3,371	13,452	541		19.13	1,346		10.01
Insurance liabilities	44,672	8,151	42,345	2,253		38.19	2,328		5.50
Due to credit institutions*	173,311	132,549	134,080	25,632		23.97	39,230		29.26
Other liabilities	120,819	83,560	100,937	14,611		21.19	19,882		19.70
Shareholders' equity	25,250	22,943	20,279	4,930		27.37	4,971		24.51

Off-balance-sheet funds	152,846	146,846	128,515	23,390		18.95	24,331		18.93

Mutual funds	109,480	103,481	97,838	10,702		11.53	11,642		11.90
Pension funds	28,619	28,619	21,679	6,941		32.02	6,941		32.02
Managed portfolios	14,746	14,746	8,998	5,748		63.88	5,748		63.88

Customer funds under management	611,841	384,654	545,148	57,320		17.51	66,694		12.23

Total managed funds	931,221	623,706	800,444	102,492		19.66	130,777		16.34

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	23.73		19.99				3.74	p.
Efficiency ratio	45.19	41.73	44.31	(2.58	p.)		0.88	p.
Efficiency ratio with depreciation and amortisation	49.84	46.76	49.96	(3.20	p.)		(0.12	p.)
NPL ratio	0.86	0.97	0.97	(0.17	p.)		(0.11	p.)
Coverage ratio	182.33	224.56	168.16	27.18	p.		14.17	p.
Number of employees (direct & indirect)	127,734	106,613	130,568	1,376		1.31	(2,834)		(2.17)
Number of branches	10,201	9,489	9,974	245		2.65	227		2.28

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Operating areas
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	1,984	1,982	2,049	2,084	2,538	2,729	2,883	3,085

Income from companies accounted for by the equity method	15	5	9	9	7	8	9	11
Net fees	1,120	1,250	1,199	1,212	1,441	1,526	1,647	1,719
Insurance activity	32	46	42	44	214	184	213	202

Commercial revenue	3,152	3,283	3,297	3,349	4,200	4,447	4,751	5,018

Gains (losses) on financial transactions	247	217	180	218	415	542	318	338

Gross operating income	3,399	3,500	3,477	3,567	4,615	4,989	5,069	5,356

Income from non-financial services (net) and other operating income	37	53	31	37	71	42	41	71
General administrative expenses	(1,565)	(1,578)	(1,593)	(1,660)	(2,229)	(2,300)	(2,339)	(2,479)
Personnel	(982)	(997)	(1,004)	(1,060)	(1,336)	(1,369)	(1,385)	(1,470)
Other administrative expenses	(583)	(581)	(589)	(599)	(893)	(930)	(955)	(1,009)
Depreciation and amortisation	(192)	(199)	(200)	(209)	(223)	(232)	(243)	(249)

Net operating income	1,679	1,776	1,715	1,735	2,233	2,500	2,528	2,699

Net loan loss provisions	(331)	(414)	(426)	(367)	(296)	(381)	(371)	(515)
Other income	(57)	0	(17)	(209)	(26)	(14)	(96)	(214)

Income before taxes	1,291	1,363	1,272	1,158	1,911	2,105	2,061	1,970

Income from ordinary activity	986	1,049	983	903	1,406	1,556	1,498	1,505

Net consolidated income	988	1,050	986	909	1,407	1,556	1,483	1,506

Attributable income to the Group	907	976	913	833	1,319	1,459	1,399	1,393

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	186,676	194,955	204,783	369,154	380,180	402,274	421,651	435,013
Trading portfolio (w/o loans)	29,104	28,485	28,503	80,180	86,417	101,578	110,350	116,173
Available-for-sale financial assets	27,831	27,304	26,526	25,946	26,766	28,211	29,182	28,931
Due from credit institutions*	80,478	85,370	91,478	114,304	125,012	104,780	110,256	107,127
Intangible assets and property and equipment	5,087	4,987	4,995	10,260	10,378	10,579	8,930	10,808
Other assets	24,080	24,198	25,607	72,086	72,527	70,801	73,917	80,323

Total assets/liabilities & shareholders' equity	353,256	365,299	381,892	671,929	701,281	718,222	754,286	778,375

Customer deposits*	159,953	162,571	160,331	281,707	276,467	293,068	300,563	303,838
Marketable debt securities*	23,812	23,723	26,921	79,130	82,228	80,735	83,593	95,687
Subordinated debt	2,398	2,375	2,356	13,452	13,635	15,754	15,257	14,798
Insurance liabilities	8,199	5,322	5,701	42,345	40,516	43,862	44,086	44,672
Due to credit institutions*	79,756	94,688	104,896	134,080	137,529	133,271	162,781	173,311
Other liabilities	60,709	58,965	63,576	100,937	127,439	127,338	123,977	120,819
Shareholders' equity	18,429	17,656	18,111	20,279	23,466	24,195	24,029	25,250

Off-balance-sheet funds	115,797	118,394	120,589	128,515	131,311	139,249	149,920	152,846

Mutual funds	87,172	89,773	90,665	97,838	99,043	104,686	109,248	109,480
Pension funds	20,533	20,316	20,999	21,679	22,709	24,797	27,380	28,619
Managed portfolios	8,092	8,305	8,925	8,998	9,559	9,766	13,292	14,746

Customer funds under management	310,159	312,385	315,898	545,148	544,158	572,667	593,419	611,841

Total managed funds	469,053	483,694	502,481	800,444	832,592	857,471	904,206	931,221

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.24	1.19	1.15	0.97	1.02	0.94	0.89	0.86
NPL coverage	173.30	183.80	193.48	168.16	161.12	172.81	174.32	182.33
Risk-weighted assets					322,356	344,784	357,051	377,143

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Continental Europe
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	5,369	4,771	598	12.54

Income from companies accounted for by the equity method	26	33	(7)	(22.12)
Net fees	3,291	3,142	150	4.77
Insurance activity	115	87	28	32.80

Commercial revenue	8,801	8,032	769	9.58

Gains (losses) on financial transactions	505	404	101	24.86

Gross operating income	9,306	8,436	870	10.31

Income from non-financial services (net) and other operating income	281	207	74	35.57
General administrative expenses	(3,663)	(3,599)	(64)	1.79
Personnel	(2,510)	(2,502)	(8)	0.31
Other administrative expenses	(1,154)	(1,097)	(56)	5.14
Depreciation and amortisation	(491)	(514)	23	(4.53)

Net operating income	5,432	4,530	902	19.92

Net loan loss provisions	(950)	(1,214)	265	(21.79)
Other income	(73)	(98)	26	(26.04)

Income before taxes	4,410	3,217	1,193	37.07

Income from ordinary activity	3,144	2,272	872	38.39

Net consolidated income	3,130	2,272	859	37.80

Attributable income to the Group	2,979	2,159	820	37.97

			Variation

	31.12.05	31.12.04	Amount		%

Balance sheet
Loans and credits*	210,299	177,772	32,527		18.30
Trading portfolio (w/o loans)	26,315	14,657	11,657		79.53
Available-for-sale financial assets	12,604	12,008	597		4.97
Due from credit institutions*	69,622	71,819	(2,197)		(3.06)
Intangible assets and property and equipment	4,219	3,932	287		7.30
Other assets	15,709	22,105	(6,396)		(28.94)

Total assets/liabilities & shareholders' equity	338,767	302,292	36,475		12.07

Customer deposits*	127,356	122,635	4,721		3.85
Marketable debt securities*	27,011	21,595	5,416		25.08
Subordinated debt	2,241	2,120	121		5.68
Insurance liabilities	6,414	4,844	1,569		32.40
Due to credit institutions*	90,341	78,942	11,399		14.44
Other liabilities	70,527	59,924	10,603		17.69
Shareholders' equity	14,878	12,231	2,647		21.64

Off-balance-sheet funds	97,141	89,567	7,574		8.46

Mutual funds	80,984	77,520	3,464		4.47
Pension funds	9,924	8,322	1,603		19.26
Managed portfolios	6,232	3,726	2,506		67.27

Customer funds under management	260,162	240,762	19,400		8.06

Total managed funds	435,908	391,859	44,048		11.24

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	22.35	18.21	4.14	p.
Efficiency ratio	37.29	40.85	(3.56	p.)
Efficiency ratio with depreciation and amortisation	42.41	46.79	(4.38	p.)
NPL ratio	0.76	0.81	(0.05	p.)
Coverage ratio	246.60	225.23	21.37	p.
Number of employees (direct & indirect)	43,763	44,734	(971)		(2.17)
Number of branches	5,389	5,233	156		2.98

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Continental Europe
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	1,180	1,159	1,206	1,225	1,268	1,350	1,362	1,390

Income from companies accounted for by the equity method	14	4	7	8	5	4	7	9
Net fees	738	839	779	786	788	817	824	862
Insurance activity	16	26	22	22	31	30	28	26

Commercial revenue	1,948	2,027	2,015	2,042	2,092	2,201	2,221	2,288

Gains (losses) on financial transactions	62	137	82	123	151	146	64	144

Gross operating income	2,010	2,164	2,097	2,165	2,243	2,346	2,285	2,432

Income from non-financial services (net) and other operating income	52	60	47	48	72	65	63	81
General administrative expenses	(880)	(894)	(898)	(927)	(892)	(910)	(913)	(948)
Personnel	(612)	(620)	(624)	(647)	(620)	(630)	(620)	(640)
Other administrative expenses	(268)	(275)	(274)	(280)	(272)	(281)	(293)	(308)
Depreciation and amortisation	(123)	(126)	(128)	(138)	(120)	(127)	(127)	(118)

Net operating income	1,059	1,204	1,118	1,148	1,303	1,374	1,308	1,447

Net loan loss provisions	(249)	(318)	(331)	(316)	(179)	(249)	(206)	(316)
Other income	(43)	(10)	(11)	(34)	(10)	(9)	(8)	(45)

Income before taxes	767	877	775	798	1,114	1,117	1,094	1,085

Income from ordinary activity	549	618	560	544	786	808	770	779

Net consolidated income	549	618	560	544	786	809	756	780

Attributable income to the Group	519	586	538	516	753	773	730	724

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	155,728	162,506	170,479	177,772	181,341	193,284	198,529	210,299
Trading portfolio (w/o loans)	17,334	16,161	14,191	14,657	18,882	26,431	24,863	26,315
Available-for-sale financial assets	14,191	13,397	12,891	12,008	12,225	12,524	12,228	12,604
Due from credit institutions*	60,175	64,722	70,126	71,819	73,556	66,496	61,609	69,622
Intangible assets and property and equipment	3,919	3,847	3,837	3,932	3,990	4,032	4,094	4,219
Other assets	14,910	15,361	16,358	22,105	21,195	15,890	17,052	15,709

Total assets/liabilities & shareholders' equity	266,257	275,994	287,882	302,292	311,190	318,658	318,374	338,767

Customer deposits*	114,667	118,199	116,781	122,635	122,945	123,857	124,862	127,356
Marketable debt securities*	18,422	18,953	20,670	21,595	23,489	25,269	26,268	27,011
Subordinated debt	1,881	1,858	1,824	2,120	2,037	2,618	1,962	2,241
Insurance liabilities	7,377	4,476	4,726	4,844	5,161	5,378	5,527	6,414
Due to credit institutions*	59,548	70,148	77,702	78,942	72,585	72,204	72,702	90,341
Other liabilities	52,581	50,713	54,234	59,924	71,405	75,994	73,521	70,527
Shareholders' equity	11,781	11,647	11,945	12,231	13,568	13,338	13,532	14,878

Off-balance-sheet funds	82,944	85,807	86,091	89,567	88,812	91,541	95,052	97,141

Mutual funds	72,570	75,342	75,108	77,520	76,493	78,803	80,993	80,984
Pension funds	7,588	7,591	7,630	8,322	8,415	8,591	9,284	9,924
Managed portfolios	2,786	2,874	3,353	3,726	3,905	4,146	4,775	6,232

Customer funds under management	225,291	229,293	230,092	240,762	242,445	248,663	253,671	260,162

Total managed funds	349,200	361,801	373,973	391,859	400,002	410,199	413,426	435,908

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.87	0.81	0.80	0.81	0.83	0.79	0.77	0.76
NPL coverage	196.30	213.46	224.42	225.23	227.46	240.04	246.03	246.60
Risk-weighted assets					183,244	195,856	198,308	212,605

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Santander Central Hispano Network
Million euros

		Variation

	2005	2004	Amount	%

Income statement

Net interest income	2,082	1,904	178	9.35

Income from companies accounted for by the equity method	—	—	—	—
Net fees	1,547	1,483	63	4.27
Insurance activity	—	—	—	—

Commercial revenue	3,629	3,387	241	7.12

Gains (losses) on financial transactions	197	147	51	34.45

Gross operating income	3,826	3,534	292	8.26

Income from non-financial services (net) and other operating income	4	9	(5)	(51.49)
General administrative expenses	(1,493)	(1,493)	(1)	0.04
Personnel	(1,134)	(1,141)	6	(0.56)
Other administrative expenses	(359)	(352)	(7)	2.00
Depreciation and amortisation	(236)	(257)	21	(8.34)

Net operating income	2,101	1,793	308	17.18

Net loan loss provisions	(305)	(542)	237	(43.73)
Other income	(11)	(11)	(0)	2.65

Income before taxes	1,785	1,240	545	43.96

Income from ordinary activity	1,285	892	394	44.13

Net consolidated income	1,285	892	394	44.13

Attributable income to the Group	1,285	891	393	44.11

			Variation

	31.12.05	31.12.04	Amount		%

Balance sheet
Loans and credits*	88,659	75,711	12,947		17.10
Trading portfolio (w/o loans)	—	—	—		—
Available-for-sale financial assets	3	1	2		175.78
Due from credit institutions*	103	178	(75)		(42.11)
Intangible assets and property and equipment	1,675	1,592	83		5.23
Other assets	537	1,272	(735)		(57.76)

Total assets/liabilities & shareholders' equity	90,977	78,755	12,222		15.52

Customer deposits*	44,122	42,943	1,179		2.74
Marketable debt securities*	2	30	(28)		(93.55)
Subordinated debt	—	—	—		—
Insurance liabilities	—	—	—		—
Due to credit institutions*	29	63	(35)		(54.56)
Other liabilities	40,447	30,158	10,290		34.12
Shareholders' equity	6,377	5,561	816		14.68

Off-balance-sheet funds	53,504	47,385	6,119		12.91

Mutual funds	47,952	42,141	5,811		13.79
Pension funds	5,551	5,243	308		5.88
Managed portfolios	—	—	—		—

Customer funds under management	97,627	90,358	7,270		8.05

Total managed funds	144,481	126,140	18,341		14.54

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	22.83	17.78	5.05	p.
Efficiency ratio	37.87	41.08	(3.21	p.)
Efficiency ratio with depreciation and amortisation	44.01	48.32	(4.31	p.)
NPL ratio	0.59	0.60	(0.01	p.)
Coverage ratio	289.26	268.57	20.69	p.
Number of employees (direct & indirect)	19,092	19,180	(88)		(0.46)
Number of branches	2,669	2,571	98		3.81

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Santander Central Hispano Network
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	472	466	472	495	492	515	533	542

Income from companies accounted for by the equity method	—	—	—	—	—	—	—	—
Net fees	358	376	362	387	369	378	391	409
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	830	842	834	881	862	892	924	951

Gains (losses) on financial transactions	28	49	28	42	40	86	29	42

Gross operating income	858	891	862	923	902	979	953	993

Income from non-financial services (net) and other operating income	1	5	3	1	1	1	2	(0)
General administrative expenses	(370)	(372)	(372)	(379)	(371)	(373)	(369)	(380)
Personnel	(284)	(284)	(283)	(290)	(285)	(285)	(279)	(285)
Other administrative expenses	(86)	(88)	(88)	(89)	(86)	(88)	(90)	(95)
Depreciation and amortisation	(64)	(64)	(64)	(64)	(59)	(60)	(61)	(56)

Net operating income	424	459	429	481	474	547	524	557

Net loan loss provisions	(113)	(140)	(135)	(155)	(48)	(87)	(71)	(100)
Other income	(4)	(3)	(2)	(2)	(3)	(5)	1	(4)

Income before taxes	308	317	291	323	423	454	454	453

Income from ordinary activity	221	228	209	233	305	327	327	327

Net consolidated income	221	228	209	233	305	327	327	327

Attributable income to the Group	221	228	209	233	305	327	327	326

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	65,950	69,650	72,418	75,711	77,356	81,675	83,751	88,659
Trading portfolio (w/o loans)	—	—	—	—	—	1	—	—
Available-for-sale financial assets	1	1	1	1	1	—	1	3
Due from credit institutions*	113	155	85	178	94	181	96	103
Intangible assets and property and equipment	1,630	1,556	1,544	1,592	1,585	1,629	1,652	1,675
Other assets	862	1,413	1,344	1,272	833	1,040	842	537

Total assets/liabilities & shareholders' equity	68,556	72,775	75,392	78,755	79,869	84,525	86,341	90,977

Customer deposits*	41,516	42,374	42,276	42,943	40,071	40,887	41,009	44,122
Marketable debt securities*	447	295	38	30	23	5	3	2
Subordinated debt	—	—	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions*	65	55	25	63	27	77	28	29
Other liabilities	21,779	24,915	27,792	30,158	34,142	37,791	39,325	40,447
Shareholders' equity	4,750	5,136	5,261	5,561	5,606	5,765	5,976	6,377

Off-balance-sheet funds	44,916	45,447	45,281	47,385	50,065	51,210	52,569	53,504

Mutual funds	40,146	40,673	40,488	42,141	44,750	45,969	47,156	47,952
Pension funds	4,770	4,775	4,793	5,243	5,315	5,241	5,413	5,551
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	86,878	88,116	87,595	90,358	90,159	92,101	93,581	97,627

Total managed funds	113,472	118,222	120,673	126,140	129,934	135,735	138,910	144,481

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.70	0.64	0.62	0.60	0.60	0.59	0.59	0.59
NPL coverage	193.52	224.89	245.78	268.57	267.12	274.52	284.78	289.26
Risk-weighted assets					69,944	71,968	74,609	79,622

Spread	3.07	3.12	3.01	2.94	2.93	2.93	2.94	3.00

Spread loans	1.68	1.71	1.55	1.47	1.40	1.43	1.45	1.46
Spread deposits	1.39	1.41	1.46	1.47	1.53	1.50	1.49	1.54

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Banesto
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	1,115	1,012	103	10.20

Income from companies accounted for by the equity method	1	15	(14)	(93.88)
Net fees	547	520	28	5.33
Insurance activity	29	21	8	38.08

Commercial revenue	1,692	1,567	125	7.95

Gains (losses) on financial transactions	102	88	14	15.89

Gross operating income	1,794	1,655	139	8.37

Income from non-financial services (net) and other operating income	246	186	60	32.05
General administrative expenses	(797)	(777)	(20)	2.64
Personnel	(591)	(570)	(21)	3.61
Other administrative expenses	(206)	(206)	0	(0.05)
Depreciation and amortisation	(103)	(106)	3	(3.06)

Net operating income	1,140	959	181	18.89

Net loan loss provisions	(151)	(159)	8	(4.86)
Other income	(22)	(40)	17	(43.49)

Income before taxes	967	761	206	27.09

Income from ordinary activity	647	502	145	28.83

Net consolidated income	647	502	145	28.83

Attributable income to the Group	498	402	97	24.01

			Variation

	31.12.05	31.12.04	Amount		%

Balance sheet
Loans and credits*	47,851	37,763	10,088		26.71
Trading portfolio (w/o loans)	5,595	2,547	3,048		119.65
Available-for-sale financial assets	8,882	8,160	722		8.85
Due from credit institutions*	18,447	14,357	4,090		28.49
Intangible assets and property and equipment	1,568	1,346	222		16.46
Other assets	5,864	6,183	(319)		(5.16)

Total assets/liabilities & shareholders’ equity	88,208	70,357	17,850		25.37

Customer deposits*	34,865	28,033	6,832		24.37
Marketable debt securities*	17,860	11,519	6,341		55.04
Subordinated debt	1,620	1,697	(77)		(4.53)
Insurance liabilities	1,832	1,193	639		53.59
Due to credit institutions*	20,539	15,582	4,958		31.82
Other liabilities	8,980	10,003	(1,023)		(10.23)
Shareholders’ equity	2,511	2,330	181		7.76

Off-balance-sheet funds	15,054	13,108	1,946		14.84

Mutual funds	12,269	11,399	870		7.63
Pension funds	1,513	1,327	187		14.06
Managed portfolios	1,272	383	889		232.46

Customer funds under management	71,231	55,551	15,680		28.23

Total managed funds	103,262	83,466	19,796		23.72

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	19.38	16.93	2.45	p.
Efficiency ratio	37.56	40.78	(3.22	p.)
Efficiency ratio with depreciation and amortisation	42.59	46.57	(3.98	p.)
NPL ratio	0.49	0.64	(0.15	p.)
Coverage ratio	371.55	273.16	98.39	p.
Number of employees (direct & indirect)	10,577	11,084	(507)		(4.57)
Number of branches	1,703	1,683	20		1.19

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Banesto
Million euros
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05

Income statement

Net interest income	248	248	255	261	265	274	284	292

Income from companies accounted for by the equity method	10	0	2	2	0	0	(0)	1
Net fees	125	131	132	131	135	139	135	138
Insurance activity	5	5	4	6	7	8	7	7

Commercial revenue	389	385	394	400	408	421	425	438

Gains (losses) on financial transactions	26	20	17	25	30	26	23	24

Gross operating income	414	405	411	425	438	447	447	462

Income from non-financial services (net) and other operating income	46	53	43	45	63	57	54	72
General administrative expenses	(191)	(193)	(195)	(197)	(197)	(199)	(199)	(202)
Personnel	(141)	(142)	(143)	(144)	(146)	(148)	(147)	(150)
Other administrative expenses	(51)	(51)	(52)	(53)	(52)	(51)	(52)	(52)
Depreciation and amortisation	(24)	(26)	(25)	(31)	(25)	(27)	(27)	(24)

Net operating income	245	239	234	242	279	278	276	307

Net loan loss provisions	(34)	(38)	(41)	(46)	(39)	(35)	(34)	(43)
Other income	(9)	19	(9)	(41)	(6)	2	(9)	(9)

Income before taxes	202	220	184	155	235	245	232	255

Income from ordinary activity	131	150	125	96	159	170	151	168

Net consolidated income	131	150	125	96	159	170	151	168

Attributable income to the Group	105	119	106	71	126	133	126	113

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	32,934	34,832	36,094	37,763	39,042	43,233	44,950	47,851
Trading portfolio (w/o loans)	1,665	1,888	1,594	2,547	4,795	5,415	4,944	5,595
Available-for-sale financial assets	8,535	8,557	8,133	8,160	8,773	9,217	8,809	8,882
Due from credit institutions*	9,796	10,878	11,594	14,357	15,996	13,301	14,070	18,447
Intangible assets and property and equipment	1,342	1,321	1,314	1,346	1,462	1,499	1,542	1,568
Other assets	4,586	4,813	5,131	6,183	7,705	5,238	6,086	5,864

Total assets/liabilities & shareholders’ equity	58,858	62,289	63,860	70,357	77,773	77,902	80,403	88,208

Customer deposits*	27,698	29,661	30,000	28,033	28,266	33,996	35,009	34,865
Marketable debt securities*	7,043	7,668	9,319	11,519	14,385	15,162	17,148	17,860
Subordinated debt	1,402	1,403	1,398	1,697	1,570	1,612	1,615	1,620
Insurance liabilities	1,059	1,975	1,251	1,193	1,374	1,363	1,357	1,832
Due to credit institutions*	11,773	12,091	12,308	15,582	18,139	14,750	14,365	20,539
Other liabilities	7,379	7,154	7,254	10,003	11,308	8,495	8,384	8,980
Shareholders’ equity	2,503	2,338	2,330	2,330	2,731	2,523	2,524	2,511

Off-balance-sheet funds	12,285	12,631	12,730	13,108	13,308	13,613	14,285	15,054

Mutual funds	10,833	11,151	11,209	11,399	11,524	11,634	11,860	12,269
Pension funds	1,214	1,220	1,221	1,327	1,342	1,371	1,406	1,513
Managed portfolios	238	260	300	383	442	609	1,019	1,272

Customer funds under management	49,488	53,338	54,699	55,551	58,903	65,748	69,415	71,231

Total managed funds	71,143	74,920	76,590	83,466	91,081	91,515	94,688	103,262

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.69	0.65	0.64	0.64	0.57	0.54	0.49	0.49
NPL coverage	273.18	284.00	283.73	273.16	336.68	349.50	380.09	371.55
Risk-weighted assets					44,254	49,491	49,251	49,715

Spread (Retail Banking)	3.08	3.01	2.92	2.83	2.80	2.79	2.75	2.84

Spread loans	1.73	1.67	1.54	1.47	1.50	1.48	1.46	1.43
Spread deposits	1.35	1.34	1.38	1.36	1.30	1.31	1.29	1.41

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Santander Consumer
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	1,179	884	296	33.44

Income from companies accounted for by the equity method	25	18	7	39.32
Net fees	342	352	(10)	(2.78)
Insurance activity	—	—	—	—

Commercial revenue	1,546	1,253	293	23.36

Gains (losses) on financial transactions	58	21	37	181.15

Gross operating income	1,604	1,274	330	25.92

Income from non-financial services (net) and other operating income	38	24	13	55.63
General administrative expenses	(518)	(449)	(69)	15.39
Personnel	(243)	(214)	(29)	13.38
Other administrative expenses	(275)	(235)	(40)	17.22
Depreciation and amortisation	(50)	(40)	(11)	26.82

Net operating income	1,073	809	264	32.61

Net loan loss provisions	(371)	(315)	(57)	18.07
Other income	(6)	(16)	10	(62.21)

Income before taxes	696	479	217	45.39

Income from ordinary activity	488	333	154	46.32

Net consolidated income	488	333	154	46.32

Attributable income to the Group	487	333	154	46.29

			Variation

	31.12.05	31.12.04	Amount		%

Balance sheet
Loans and credits*	29,535	23,553	5,981		25.40
Trading portfolio (w/o loans)	6	2	4		184.44
Available-for-sale financial assets	41	55	(14)		(26.00)
Due from credit institutions*	5,023	4,669	354		7.59
Intangible assets and property and equipment	376	400	(24)		(5.90)
Other assets	1,474	1,049	425		40.51

Total assets/liabilities & shareholders’ equity	36,454	29,728	6,727		22.63

Customer deposits*	13,598	11,592	2,006		17.30
Marketable debt securities*	4,869	3,691	1,178		31.92
Subordinated debt	87	116	(29)		(24.72)
Insurance liabilities	—	—	—		—
Due to credit institutions*	15,053	12,554	2,500		19.91
Other liabilities	1,248	1,131	118		10.41
Shareholders’ equity	1,600	645	954		147.89

Off-balance-sheet funds	315	243	72		29.82

Mutual funds	273	219	54		24.63
Pension funds	43	24	19		77.03
Managed portfolios	—	—	—		—

Customer funds under management	18,868	15,641	3,227		20.63

Total managed funds	36,770	29,971	6,799		22.69

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	46.13	47.64	(1.51	p.)
Efficiency ratio	30.79	34.57	(3.78	p.)
Efficiency ratio with depreciation and amortisation	33.88	37.62	(3.74	p.)
NPL ratio	2.40	2.28	0.12	p.
Coverage ratio	125.20	124.82	0.38	p.
Number of employees (direct & indirect)	5,118	5,245	(127)		(2.42)
Number of branches	267	256	11		4.30

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Santander Consumer
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	219	187	236	242	267	292	304	316

Income from companies accounted for by the equity method	4	4	4	6	5	4	7	8
Net fees	60	128	92	71	80	92	89	82
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	283	319	333	319	352	389	400	406

Gains (losses) on financial transactions	(8)	29	(1)	0	11	8	14	25

Gross operating income	274	348	332	319	363	397	414	431

Income from non-financial services (net) and other operating income	8	6	5	5	10	9	10	9
General administrative expenses	(102)	(111)	(114)	(122)	(116)	(126)	(136)	(141)
Personnel	(48)	(52)	(55)	(59)	(57)	(60)	(63)	(64)
Other administrative expenses	(54)	(59)	(60)	(62)	(59)	(66)	(73)	(77)
Depreciation and amortisation	(8)	(9)	(11)	(12)	(13)	(13)	(13)	(11)

Net operating income	173	234	212	191	245	267	275	287

Net loan loss provisions	(80)	(88)	(70)	(77)	(75)	(91)	(92)	(114)
Other income	(4)	(9)	(4)	0	(7)	1	1	(1)

Income before taxes	89	137	138	114	163	177	184	172

Income from ordinary activity	63	99	97	74	111	125	129	122

Net consolidated income	63	99	97	74	111	125	129	122

Attributable income to the Group	63	100	97	74	111	125	129	122

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	18,208	19,006	21,984	23,553	24,689	26,770	28,046	29,535
Trading portfolio (w/o loans)	2	(6)	4	2	3	2	1	6
Available-for-sale financial assets	296	62	59	55	53	47	48	41
Due from credit institutions*	3,804	4,066	4,896	4,669	5,108	6,341	4,468	5,023
Intangible assets and property and equipment	393	402	399	400	358	360	355	376
Other assets	790	807	1,019	1,049	940	906	1,085	1,474

Total assets/liabilities & shareholders’ equity	23,493	24,336	28,360	29,728	31,151	34,425	34,003	36,454

Customer deposits*	10,482	11,075	11,255	11,592	12,350	13,279	13,280	13,598
Marketable debt securities*	4,551	3,066	4,643	3,691	3,887	4,255	4,221	4,869
Subordinated debt	129	116	116	116	156	94	102	87
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions*	7,098	8,728	11,775	12,554	12,955	14,502	14,122	15,053
Other liabilities	618	776	(127)	1,131	728	1,257	1,217	1,248
Shareholders’ equity	615	575	698	645	1,075	1,039	1,062	1,600

Off-balance-sheet funds	213	216	233	243	255	270	298	315

Mutual funds	193	196	213	219	229	244	263	273
Pension funds	20	20	20	24	26	27	35	43
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	15,375	14,473	16,247	15,641	16,648	17,898	17,900	18,868

Total managed funds	23,705	24,552	28,593	29,971	31,406	34,696	34,301	36,770

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.95	1.98	2.17	2.28	2.36	2.18	2.28	2.40
NPL coverage	131.27	134.48	128.24	124.82	127.23	128.63	124.66	125.20
Risk-weighted assets					24,875	26,890	27,795	28,474
Spread loans	4.81	4.82	4.77	4.62	4.59	4.59	4.68	4.55

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Portugal
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	641	605	36	5.96

Income from companies accounted for by the equity method	—	—	—	—
Net fees	303	276	27	9.74
Insurance activity	22	16	6	35.42

Commercial revenue	966	898	69	7.65

Gains (losses) on financial transactions	29	31	(2)	(6.70)

Gross operating income	995	928	67	7.17

Income from non-financial services (net) and other operating income	(5)	(11)	5	(48.75)
General administrative expenses	(433)	(427)	(5)	1.29
Personnel	(278)	(281)	3	(1.01)
Other administrative expenses	(155)	(146)	(8)	5.70
Depreciation and amortisation	(58)	(59)	1	(1.80)

Net operating income	498	431	67	15.63

Net loan loss provisions	(53)	(75)	22	(29.90)
Other income	(19)	(29)	11	(36.85)

Income before taxes	427	327	101	30.78

Income from ordinary activity	347	266	81	30.29

Net consolidated income	347	266	81	30.29

Attributable income to the Group	345	255	91	35.70

			Variation

	31.12.05	31.12.04	Amount		%

Balance sheet
Loans and credits*	25,861	22,867	2,995		13.10
Trading portfolio (w/o loans)	826	530	296		55.80
Available-for-sale financial assets	2,482	2,574	(91)		(3.55)
Due from credit institutions*	10,023	13,047	(3,023)		(23.17)
Intangible assets and property and equipment	447	435	12		2.83
Other assets	3,653	3,015	638		21.17

Total assets/liabilities & shareholders' equity	43,293	42,467	826		1.94

Customer deposits*	12,809	12,526	284		2.26
Marketable debt securities*	3,294	3,926	(632)		(16.10)
Subordinated debt	533	307	226		73.59
Insurance liabilities	2,795	2,013	782		38.86
Due to credit institutions*	20,866	18,991	1,875		9.88
Other liabilities	1,520	3,200	(1,681)		(52.51)
Shareholders' equity	1,475	1,504	(28)		(1.89)

Off-balance-sheet funds	7,182	6,130	1,052		17.17

Mutual funds	5,858	5,029	829		16.48
Pension funds	1,011	946	65		6.86
Managed portfolios	312	154	158		102.82

Customer funds under management	26,613	24,902	1,712		6.87

Total managed funds	50,475	48,596	1,878		3.86

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	20.79	16.55	4.24	p.
Efficiency ratio	43.51	46.04	(2.53	p.)
Efficiency ratio with depreciation and amortisation	49.36	52.42	(3.06	p.)
NPL ratio	0.78	1.06	(0.28	p.)
Coverage ratio	243.19	194.05	49.14	p.
Number of employees (direct & indirect)	6,308	6,478	(170)		(2.62)
Number of branches	693	671	22		3.28

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Portugal
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	143	164	153	146	156	170	153	162

Income from companies accounted for by the equity method	—	—	—	—	—	—	—	—
Net fees	65	70	71	71	74	73	83	74
Insurance activity	4	4	3	4	5	7	6	4

Commercial revenue	212	238	227	221	235	250	242	240

Gains (losses) on financial transactions	22	(16)	17	8	18	4	5	2

Gross operating income	234	222	243	229	253	254	247	242

Income from non-financial services (net) and other operating income	(3)	(2)	(3)	(2)	(2)	(2)	(2)	2
General administrative expenses	(107)	(106)	(107)	(108)	(106)	(109)	(108)	(109)
Personnel	(70)	(71)	(71)	(69)	(70)	(71)	(70)	(67)
Other administrative expenses	(37)	(35)	(35)	(39)	(36)	(38)	(38)	(42)
Depreciation and amortisation	(13)	(14)	(15)	(17)	(14)	(14)	(15)	(15)

Net operating income	111	100	119	101	130	128	122	119

Net loan loss provisions	1	(19)	(27)	(30)	(3)	(35)	(13)	(2)
Other income	(22)	(20)	3	10	1	(4)	2	(18)

Income before taxes	91	61	95	80	129	89	111	100

Income from ordinary activity	80	48	85	52	94	79	95	78

Net consolidated income	80	48	85	52	94	79	95	78

Attributable income to the Group	77	46	81	50	94	79	95	78

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	20,531	21,098	22,045	22,867	23,036	24,037	24,418	25,861
Trading portfolio (w/o loans)	495	840	837	530	566	903	977	826
Available-for-sale financial assets	2,910	2,830	2,692	2,574	2,465	1,907	2,111	2,482
Due from credit institutions*	13,606	16,149	15,252	13,047	10,172	11,346	9,413	10,023
Intangible assets and property and equipment	414	425	428	435	436	440	442	447
Other assets	2,268	2,805	2,762	3,015	2,975	3,161	3,345	3,653

Total assets/liabilities & shareholders' equity	40,223	44,147	44,016	42,467	39,650	41,796	40,705	43,293

Customer deposits*	11,520	12,030	11,415	12,526	11,444	13,097	12,583	12,809
Marketable debt securities*	3,480	4,326	4,035	3,926	3,968	3,193	3,163	3,294
Subordinated debt	350	339	310	307	311	246	245	533
Insurance liabilities	1,596	1,696	1,864	2,013	2,108	2,302	2,437	2,795
Due to credit institutions*	18,981	21,077	21,424	18,991	16,922	19,389	18,338	20,866
Other liabilities	2,743	3,138	3,424	3,200	3,003	1,995	2,356	1,520
Shareholders' equity	1,554	1,540	1,543	1,504	1,894	1,574	1,583	1,475

Off-balance-sheet funds	5,656	5,790	5,956	6,130	6,409	6,541	6,942	7,182

Mutual funds	4,675	4,795	4,905	5,029	5,250	5,371	5,681	5,858
Pension funds	872	860	848	946	986	980	986	1,011
Managed portfolios	110	135	202	154	174	189	276	312

Customer funds under management	22,602	24,181	23,581	24,902	24,240	25,378	25,370	26,613

Total managed funds	45,880	49,937	49,971	48,596	46,059	48,336	47,648	50,475

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.30	1.16	0.95	1.06	1.23	1.03	0.87	0.78
NPL coverage	156.49	172.70	204.78	194.05	182.44	216.93	244.38	243.19
Risk-weighted assets					22,156	21,569	22,320	22,960

Spread (Retail Banking)	3.05	3.03	3.01	3.01	2.94	2.95	2.92	2.84

Spread loans	2.00	1.97	1.94	1.92	1.86	1.84	1.78	1.72
Spread deposits	1.05	1.06	1.07	1.09	1.08	1.11	1.14	1.12

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United Kingdom (Abbey)
Million euros
2005
Income statement

Net interest income	1,891

Income from companies accounted for by the equity method	2
Net fees	958
Insurance activity	589

Commercial revenue	3,440

Gains (losses) on financial transactions	347

Gross operating income	3,787

Income from non-financial services (net) and other operating income	36
General administrative expenses	(2,298)
Personnel	(1,228)
Other administrative expenses	(1,071)
Depreciation and amortisation	(117)

Net operating income	1,408

Net loan loss provisions	(318)
Other income	76

Income before taxes	1,165

Income from ordinary activity	811

Net consolidated income	811

Attributable income to the Group	811

			Variation

	31.12.05	31.12.04	Amount	%
Balance sheet
Loans and credits*	171,796	156,790	15,006	9.57
Trading portfolio (w/o loans)	64,014	51,060	12,954	25.37
Available-for-sale financial assets	18	14	4	25.60
Due from credit institutions*	13,070	21,240	(8,170)	(38.47)
Intangible assets and property and equipment	5,197	5,164	33	0.64
Other assets	47,420	39,903	7,517	18.84

Total assets/liabilities & shareholders’ equity	301,515	274,171	27,344	9.97

Customer deposits*	110,776	113,353	(2,576)	(2.27)
Marketable debt securities*	62,462	52,333	10,129	19.35
Subordinated debt	11,428	10,622	805	7.58
Insurance liabilities	36,521	36,446	75	0.21
Due to credit institutions*	40,761	27,162	13,599	50.06
Other liabilities	37,259	31,988	5,271	16.48
Shareholders’ equity	2,307	2,265	41	1.82

Off-balance-sheet funds	5,999	5,059	941	18.59

Mutual funds	5,999	5,059	941	18.59
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	227,188	217,814	9,374	4.30

Total managed funds	307,514	279,230	28,284	10.13

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	35.66
Efficiency ratio	60.11
Efficiency ratio with depreciation and amortisation	63.18
NPL ratio	0.67	0.70	(0.03)
Coverage ratio	77.72	91.39	(13.67)
Number of employees (direct & indirect)	21,121	25,331	(4,210)	(0.17)
Number of branches	712	730	(18)	(0.02)

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United Kingdom (Abbey)
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income					422	467	492	510

Income from companies accounted for by the equity method					1	1	0	1
Net fees					214	221	262	261
Insurance activity					161	129	152	146

Commercial revenue					797	819	906	918

Gains (losses) on financial transactions					71	126	72	77

Gross operating income					868	945	978	995

Income from non-financial services (net) and other operating income					18	(1)	8	12
General administrative expenses					(598)	(575)	(555)	(570)
Personnel					(310)	(298)	(295)	(325)
Other administrative expenses					(289)	(277)	(259)	(245)
Depreciation and amortisation					(29)	(28)	(28)	(33)

Net operating income					260	341	404	404

Net loan loss provisions					(58)	(101)	(86)	(74)
Other income					19	41	4	12

Income before taxes					221	281	322	341

Income from ordinary activity					146	204	215	246

Net consolidated income					146	204	215	246

Attributable income to the Group					146	204	215	246

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*				156,790	160,433	164,251	174,901	171,796
Trading portfolio (w/o loans)				51,060	50,461	55,216	62,668	64,014
Available-for-sale financial assets				14	15	23	22	18
Due from credit institutions*				21,240	29,953	15,252	20,670	13,070
Intangible assets and property and equipment				5,164	5,220	5,217	3,463	5,197
Other assets				39,903	39,803	41,539	42,459	47,420

Total assets/liabilities & shareholders’ equity				274,171	285,885	281,498	304,184	301,515

Customer deposits*				113,353	103,285	109,379	112,237	110,776
Marketable debt securities*				52,333	53,156	51,076	51,988	62,462
Subordinated debt				10,622	10,824	12,295	12,026	11,428
Insurance liabilities				36,446	34,197	37,071	36,964	36,521
Due to credit institutions*				27,162	35,976	30,551	52,565	40,761
Other liabilities				31,988	46,183	38,839	36,160	37,259
Shareholders’ equity				2,265	2,264	2,286	2,244	2,307

Off-balance-sheet funds				5,059	5,785	5,646	6,378	5,999

Mutual funds				5,059	5,785	5,646	6,378	5,999
Pension funds				—	—	—	—	—
Managed portfolios				—	—	—	—	—

Customer funds under management				217,814	207,247	215,468	219,592	227,188

Total managed funds				279,230	291,670	287,144	310,562	307,514

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio				0.70	0.84	0.80	0.74	0.67
NPL coverage				91.39	71.81	73.73	70.69	77.72
Risk-weighted assets					92,025	92,903	102,634	101,567

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United Kingdom (Abbey)
Million pound sterling
2005
Income statement

Net interest income	1,293

Income from companies accounted for by the equity method	2
Net fees	655
Insurance activity	403

Commercial revenue	2,353

Gains (losses) on financial transactions	237

Gross operating income	2,590

Income from non-financial services (net) and other operating income	25
General administrative expenses	(1,572)
Personnel	(839)
Other administrative expenses	(732)
Depreciation and amortisation	(80)

Net operating income	963

Net loan loss provisions	(218)
Other income	52

Income before taxes	797

Income from ordinary activity	555

Net consolidated income	555

Attributable income to the Group	555

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	117,732	110,545	7,187	6.50
Trading portfolio (w/o loans)	43,869	36,000	7,869	21.86
Available-for-sale financial assets	12	10	2	22.08
Due from credit institutions*	8,957	14,975	(6,019)	(40.19)
Intangible assets and property and equipment	3,562	3,641	(80)	(2.18)
Other assets	32,497	28,133	4,364	15.51

Total assets/liabilities & shareholders’ equity	206,628	193,304	13,324	6.89

Customer deposits*	75,915	79,919	(4,004)	(5.01)
Marketable debt securities*	42,806	36,898	5,908	16.01
Subordinated debt	7,831	7,489	342	4.57
Insurance liabilities	25,028	25,697	(668)	(2.60)
Due to credit institutions*	27,934	19,151	8,783	45.86
Other liabilities	25,533	22,553	2,980	13.21
Shareholders’ equity	1,581	1,597	(16)	(1.03)

Off-balance-sheet funds	4,111	3,567	545	15.27

Mutual funds	4,111	3,567	545	15.27
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	155,692	153,570	2,122	1.38

Total managed funds	210,739	196,871	13,868	7.04

(*).- Includes all stock of concept classified in the balance sheet

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United Kingdom (Abbey)
Million pound sterling
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income					292	317	336	347

Income from companies accounted for by the equity method					0	1	0	0
Net fees					148	150	179	178
Insurance activity					112	87	104	99

Commercial revenue					553	556	619	625

Gains (losses) on financial transactions					49	86	49	52

Gross operating income					602	642	669	677

Income from non-financial services (net) and other operating income					13	(1)	5	8
General administrative expenses					(415)	(390)	(379)	(388)
Personnel					(215)	(202)	(202)	(221)
Other administrative expenses					(200)	(188)	(177)	(167)
Depreciation and amortisation					(20)	(19)	(19)	(22)

Net operating income					180	232	276	275

Net loan loss provisions					(40)	(69)	(58)	(50)
Other income					13	28	3	8

Income before taxes					153	191	220	232

Income from ordinary activity					101	139	147	167

Net consolidated income					101	139	147	167

Attributable income to the Group					101	139	147	167

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05
Balance sheet
Loans and credits*				110,545	110,458	110,738	119,274	117,732
Trading portfolio (w/o loans)				36,000	34,742	37,226	42,736	43,869
Available-for-sale financial assets				10	10	15	15	12
Due from credit institutions*				14,975	20,622	10,283	14,096	8,957
Intangible assets and property and equipment				3,641	3,594	3,517	2,362	3,562
Other assets				28,133	27,404	28,006	28,955	32,497

Total assets/liabilities & shareholders' equity				193,304	196,832	189,786	207,438	206,628

Customer deposits*				79,919	71,111	73,743	76,540	75,915
Marketable debt securities*				36,898	36,598	34,435	35,453	42,806
Subordinated debt				7,489	7,452	8,290	8,201	7,831
Insurance liabilities				25,697	23,545	24,994	25,208	25,028
Due to credit institutions*				19,151	24,770	20,598	35,847	27,934
Other liabilities				22,553	31,797	26,185	24,660	25,533
Shareholders' equity				1,597	1,559	1,541	1,530	1,581

Off-balance-sheet funds				3,567	3,983	3,807	4,349	4,111

Mutual funds				3,567	3,983	3,807	4,349	4,111
Pension funds				—	—	—	—	—
Managed portfolios				—	—	—	—	—

Customer funds under management				153,570	142,689	145,268	149,751	155,692

Total managed funds				196,871	200,815	193,592	211,788	210,739

(*).- Includes all stock of concept classified in the balance sheet

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Latin America
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	3,975	3,328	648	19.46

Income from companies accounted for by the equity method	7	4	2	51.94
Net fees	2,084	1,639	445	27.15
Insurance activity	109	78	31	40.27

Commercial revenue	6,175	5,049	1,126	22.31

Gains (losses) on financial transactions	761	458	303	66.19

Gross operating income	6,937	5,507	1,430	25.96

Income from non-financial services (net) and other operating income	(92)	(49)	(43)	87.91
General administrative expenses	(3,386)	(2,797)	(589)	21.05
Personnel	(1,823)	(1,541)	(282)	18.30
Other administrative expenses	(1,562)	(1,256)	(307)	24.43
Depreciation and amortisation	(339)	(287)	(52)	18.24

Net operating income	3,121	2,375	746	31.39

Net loan loss provisions	(295)	(324)	29	(8.90)
Other income	(354)	(185)	(169)	90.97

Income before taxes	2,472	1,866	606	32.47

Income from ordinary activity	2,010	1,650	360	21.83

Net consolidated income	2,010	1,661	348	20.97

Attributable income to the Group	1,779	1,470	309	21.04

			Variation

	31.12.05	31.12.04	Amount		%

Balance sheet
Loans and credits*	52,919	34,593	18,326		52.98
Trading portfolio (w/o loans)	25,844	14,463	11,381		78.69
Available-for-sale financial assets	16,308	13,924	2,385		17.13
Due from credit institutions*	24,436	21,245	3,191		15.02
Intangible assets and property and equipment	1,392	1,163	228		19.62
Other assets	17,194	10,078	7,116		70.61

Total assets/liabilities & shareholders' equity	138,093	95,466	42,627		44.65

Customer deposits*	65,706	45,718	19,987		43.72
Marketable debt securities*	6,213	5,201	1,012		19.46
Subordinated debt	1,130	709	421		59.30
Insurance liabilities	1,737	1,054	683		64.79
Due to credit institutions*	42,208	27,975	14,233		50.88
Other liabilities	13,033	9,025	4,008		44.41
Shareholders' equity	8,066	5,783	2,283		39.48

Off-balance-sheet funds	49,705	33,889	15,817		46.67

Mutual funds	22,497	15,259	7,237		47.43
Pension funds	18,695	13,357	5,338		39.97
Managed portfolios	8,514	5,272	3,242		61.48

Customer funds under management	124,492	86,572	37,920		43.80

Total managed funds	187,799	129,355	58,444		45.18

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	22.62	24.05	(1.43p.	)
Efficiency ratio	47.88	49.73	(1.85p.	)
Efficiency ratio with depreciation and amortisation	52.76	54.93	(2.17p.	)
NPL ratio	1.82	2.94	(1.12p.	)
Coverage ratio	186.50	155.00	31.50p.
Number of employees (direct & indirect)	62,850	60,503	2,347		3.88
Number of branches	4,100	4,011	89		2.22

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Latin America
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	804	823	842	858	849	912	1,029	1,185

Income from companies accounted for by the equity method	1	0	2	1	1	2	2	2
Net fees	383	411	419	426	438	489	561	596
Insurance activity	16	21	19	22	22	25	32	30

Commercial revenue	1,204	1,256	1,283	1,307	1,311	1,428	1,624	1,812

Gains (losses) on financial transactions	185	79	98	96	193	270	182	116

Gross operating income	1,389	1,335	1,381	1,402	1,504	1,698	1,806	1,929

Income from non-financial services (net) and other operating income	(15)	(7)	(16)	(11)	(20)	(21)	(30)	(21)
General administrative expenses	(686)	(683)	(695)	(733)	(739)	(814)	(872)	(961)
Personnel	(371)	(377)	(380)	(414)	(407)	(442)	(469)	(506)
Other administrative expenses	(315)	(306)	(315)	(319)	(332)	(372)	(403)	(455)
Depreciation and amortisation	(69)	(73)	(73)	(71)	(75)	(78)	(88)	(98)

Net operating income	619	571	597	587	671	785	817	849

Net loan loss provisions	(82)	(96)	(95)	(51)	(59)	(32)	(79)	(125)
Other income	(14)	10	(6)	(176)	(35)	(46)	(92)	(180)

Income before taxes	523	486	496	361	576	707	646	543

Income from ordinary activity	436	431	423	359	474	543	512	480

Net consolidated income	439	432	425	365	474	543	512	480

Attributable income to the Group	388	390	376	317	420	483	454	423

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	30,949	32,450	34,304	34,593	38,406	44,739	48,221	52,919
Trading portfolio (w/o loans)	11,770	12,324	14,312	14,463	17,074	19,931	22,820	25,844
Available-for-sale financial assets	13,640	13,906	13,634	13,924	14,526	15,664	16,932	16,308
Due from credit institutions*	20,303	20,647	21,352	21,245	21,503	23,031	27,977	24,436
Intangible assets and property and equipment	1,168	1,141	1,158	1,163	1,168	1,329	1,373	1,392
Other assets	9,170	8,837	9,249	10,078	11,530	13,372	14,405	17,194

Total assets/liabilities & shareholders' equity	86,999	89,305	94,010	95,466	104,207	118,067	131,727	138,093

Customer deposits*	45,286	44,372	43,550	45,718	50,237	59,831	63,465	65,706
Marketable debt securities*	5,390	4,769	6,251	5,201	5,583	4,391	5,338	6,213
Subordinated debt	517	517	532	709	775	840	1,268	1,130
Insurance liabilities	822	846	975	1,054	1,158	1,412	1,594	1,737
Due to credit institutions*	20,208	24,539	27,194	27,975	28,968	30,516	37,514	42,208
Other liabilities	8,128	8,252	9,341	9,025	9,852	12,505	14,296	13,033
Shareholders' equity	6,648	6,009	6,166	5,783	7,635	8,572	8,253	8,066

Off-balance-sheet funds	32,853	32,588	34,498	33,889	36,713	42,062	48,491	49,705

Mutual funds	14,603	14,431	15,556	15,259	16,765	20,237	21,878	22,497
Pension funds	12,945	12,726	13,369	13,357	14,294	16,205	18,096	18,695
Managed portfolios	5,306	5,431	5,572	5,272	5,654	5,620	8,517	8,514

Customer funds under management	84,868	83,091	85,806	86,572	94,466	108,537	120,156	124,492

Total managed funds	119,852	121,892	128,507	129,355	140,920	160,129	180,219	187,799

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	3.20	3.20	2.99	2.94	2.64	2.09	1.90	1.82
NPL coverage	140.36	143.89	150.02	155.00	160.86	182.04	185.01	186.50
Risk-weighted assets					47,086	56,025	56,109	62,972

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Latin America
Million dollars
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	4,944	4,130	814	19.70

Income from companies accounted for by the equity method	9	6	3	52.25
Net fees	2,591	2,034	557	27.40
Insurance activity	136	97	39	40.55

Commercial revenue	7,679	6,266	1,413	22.55

Gains (losses) on financial transactions	947	569	378	66.53

Gross operating income	8,626	6,835	1,791	26.21

Income from non-financial services (net) and other operating income	(114)	(60)	(53)	88.29
General administrative expenses	(4,210)	(3,471)	(739)	21.29
Personnel	(2,267)	(1,913)	(355)	18.54
Other administrative expenses	(1,943)	(1,558)	(385)	24.68
Depreciation and amortisation	(421)	(356)	(66)	18.48

Net operating income	3,881	2,948	933	31.66

Net loan loss provisions	(367)	(402)	35	(8.72)
Other income	(440)	(230)	(210)	91.35

Income before taxes	3,074	2,316	758	32.74

Income from ordinary activity	2,499	2,047	452	22.07

Net consolidated income	2,499	2,062	437	21.21

Attributable income to the Group	2,213	1,824	388	21.28

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	62,429	47,119	15,309	32.49
Trading portfolio (w/o loans)	30,488	19,700	10,788	54.76
Available-for-sale financial assets	19,239	18,965	273	1.44
Due from credit institutions*	28,827	28,937	(110)	(0.38)
Intangible assets and property and equipment	1,642	1,585	57	3.60
Other assets	20,284	13,728	6,556	47.76

Total assets/liabilities & shareholders' equity	162,909	130,034	32,874	25.28

Customer deposits*	77,513	62,273	15,240	24.47
Marketable debt securities*	7,330	7,085	245	3.46
Subordinated debt	1,333	966	367	37.97
Insurance liabilities	2,049	1,436	614	42.72
Due to credit institutions*	49,793	38,105	11,688	30.67
Other liabilities	15,375	12,293	3,082	25.07
Shareholders' equity	9,515	7,876	1,638	20.80

Off-balance-sheet funds	58,637	46,160	12,478	27.03

Mutual funds	26,539	20,785	5,754	27.69
Pension funds	22,054	18,193	3,861	21.22
Managed portfolios	10,044	7,182	2,862	39.86

Customer funds under management	146,863	117,919	28,944	24.55

Total managed funds	221,546	176,194	45,352	25.74

(*).- Includes all stock of concept classified in the balance sheet

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Latin America
Million dollars
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	1,004	992	1,029	1,105	1,113	1,149	1,258	1,423

Income from companies accounted for by the equity method	2	0	2	1	2	3	2	2
Net fees	478	496	513	548	575	616	686	714
Insurance activity	20	25	23	28	29	32	40	35

Commercial revenue	1,504	1,513	1,567	1,682	1,719	1,800	1,986	2,174

Gains (losses) on financial transactions	231	93	120	124	253	342	218	133

Gross operating income	1,735	1,606	1,687	1,807	1,972	2,142	2,205	2,307

Income from non-financial services (net) and other operating income	(18)	(8)	(20)	(14)	(26)	(27)	(37)	(25)
General administrative expenses	(857)	(822)	(849)	(943)	(969)	(1,027)	(1,064)	(1,151)
Personnel	(463)	(454)	(464)	(532)	(533)	(557)	(572)	(605)
Other administrative expenses	(393)	(369)	(385)	(411)	(435)	(469)	(492)	(546)
Depreciation and amortisation	(87)	(89)	(89)	(92)	(98)	(98)	(107)	(118)

Net operating income	774	687	730	758	879	991	997	1,014

Net loan loss provisions	(102)	(116)	(116)	(68)	(78)	(40)	(97)	(152)
Other income	(18)	13	(7)	(218)	(46)	(58)	(114)	(221)

Income before taxes	654	584	606	472	756	893	785	641

Income from ordinary activity	545	518	517	467	622	686	623	569

Net consolidated income	548	520	520	475	622	686	623	569

Attributable income to the Group	484	469	459	412	551	610	552	501

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	37,832	39,442	42,568	47,119	49,790	54,099	58,067	62,429
Trading portfolio (w/o loans)	14,387	14,979	17,760	19,700	22,134	24,101	27,480	30,488
Available-for-sale financial assets	16,674	16,903	16,919	18,965	18,832	18,941	20,390	19,239
Due from credit institutions*	24,818	25,097	26,495	28,937	27,877	27,849	33,690	28,827
Intangible assets and property and equipment	1,428	1,386	1,437	1,585	1,514	1,608	1,653	1,642
Other assets	11,209	10,742	11,477	13,728	14,947	16,169	17,347	20,284

Total assets/liabilities & shareholders' equity	106,348	108,550	116,656	130,034	135,094	142,766	158,626	162,909

Customer deposits*	55,357	53,934	54,041	62,273	65,127	72,348	76,424	77,513
Marketable debt securities*	6,588	5,797	7,757	7,085	7,238	5,309	6,428	7,330
Subordinated debt	632	628	661	966	1,005	1,016	1,527	1,333
Insurance liabilities	1,005	1,028	1,209	1,436	1,501	1,708	1,920	2,049
Due to credit institutions*	24,703	29,828	33,745	38,105	37,554	36,900	45,175	49,793
Other liabilities	9,936	10,031	11,592	12,293	12,771	15,121	17,215	15,375
Shareholders' equity	8,126	7,304	7,651	7,876	9,897	10,365	9,938	9,515

Off-balance-sheet funds	40,160	39,610	42,808	46,160	47,595	50,862	58,393	58,637

Mutual funds	17,850	17,541	19,304	20,785	21,734	24,471	26,346	26,539
Pension funds	15,823	15,468	16,590	18,193	18,531	19,595	21,791	22,054
Managed portfolios	6,486	6,601	6,914	7,182	7,330	6,796	10,256	10,044

Customer funds under management	103,743	100,998	106,477	117,919	122,466	131,243	144,692	146,863

Total managed funds	146,508	148,160	159,465	176,194	182,689	193,628	217,019	221,546

(*).- Includes all stock of concept classified in the balance sheet

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Latin America. Results
Million euros
	Gross operating income		Net operating income		Attributable income to the Group

	2005	Var. (%)	2005	Var. (%)	2005	Var. (%)

Brazil	2,697	32.91	1,226	42.62	591	3.89
Mexico	1,572	22.34	656	24.12	376	16.02
Chile	1,101	22.14	596	29.92	338	45.19
Puerto Rico	266	2.86	92	10.60	49	2.50
Venezuela	409	8.44	186	3.11	133	38.39
Colombia	116	24.15	44	33.99	40	81.83
Argentina	384	31.80	157	63.21	78	188.04
Rest	393	44.41	163	20.74	175	15.13

Total	6,937	25.96	3,121	31.39	1,779	21.04

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Latin America. Results
Million dollars
	Gross operating income		Net operating income		Attributable income to the Group

	2005	Var. (%)	2005	Var. (%)	2005	Var. (%)

Brazil	3,354	33.17	1,524	42.90	734	4.10
Mexico	1,955	22.59	816	24.37	468	16.25
Chile	1,369	22.38	742	30.18	420	45.48
Puerto Rico	330	3.07	115	10.83	60	2.71
Venezuela	508	8.66	231	3.32	165	38.67
Colombia	144	24.40	55	34.26	50	82.19
Argentina	477	32.07	196	63.54	97	188.62
Rest	488	44.70	203	20.98	218	15.36

Total	8,626	26.21	3,881	31.66	2,213	21.28

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Brazil
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	1,381	1,154	227	19.70

Income from companies accounted for by the equity method	1	1	1	80.54
Net fees	717	501	216	43.15
Insurance activity	43	30	13	45.03

Commercial revenue	2,142	1,685	457	27.14

Gains (losses) on financial transactions	555	345	210	61.09

Gross operating income	2,697	2,029	668	32.91

Income from non-financial services (net) and other operating income	1	1	(1)	(50.11)
General administrative expenses	(1,314)	(1,058)	(257)	24.25
Personnel	(703)	(593)	(110)	18.59
Other administrative expenses	(611)	(465)	(146)	31.47
Depreciation and amortisation	(158)	(114)	(44)	39.05

Net operating income	1,226	859	366	42.62

Net loan loss provisions	(165)	(193)	28	(14.42)
Other income	(198)	(15)	(184)	—

Income before taxes	862	652	211	32.31

Income from ordinary activity	603	582	21	3.62

Net consolidated income	603	582	21	3.62

Attributable income to the Group	591	569	22	3.89

			Variation

	31.12.05	31.12.04	Amount		%

Balance sheet
Loans and credits*	10,667	5,698	4,970		87.22
Trading portfolio (w/o loans)	5,048	1,774	3,274		184.54
Available-for-sale financial assets	5,942	5,417	525		9.70
Due from credit institutions*	6,932	5,779	1,154		19.96
Intangible assets and property and equipment	364	360	4		1.15
Other assets	8,560	4,000	4,560		114.00

Total assets/liabilities & shareholders' equity	37,513	23,027	14,486		62.91

Customer deposits*	11,041	6,615	4,427		66.93
Marketable debt securities*	688	476	213		44.67
Subordinated debt	420	—	420		—
Insurance liabilities	1,124	631	493		78.06
Due to credit institutions*	16,036	8,796	7,240		82.30
Other liabilities	6,062	4,706	1,356		28.81
Shareholders' equity	2,142	1,802	339		18.82

Off-balance-sheet funds	11,728	7,355	4,373		59.45

Mutual funds	11,151	6,973	4,177		59.90
Pension funds	—	—	—		—
Managed portfolios	577	382	195		51.17

Customer funds under management	25,001	15,077	9,924		65.82

Total managed funds	49,241	30,382	18,859		62.07

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	23.07	31.03	(7.96	p.)
Efficiency ratio	46.62	50.10	(3.48	p.)
Efficiency ratio with depreciation and amortisation	52.48	55.69	(3.21	p.)
NPL ratio	2.88	2.85	0.03	p.
Coverage ratio	138.52	188.17	(49.65	p.)
Number of employees (direct & indirect)	20,600	21,245	(645)		(3.04)
Number of branches	1,897	1,888	9		0.48

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Brazil
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	306	291	287	269	284	292	359	445

Income from companies accounted for by the equity method	0	0	0	0	0	0	0	1
Net fees	118	116	132	135	139	164	199	214
Insurance activity	4	7	8	11	10	5	13	15

Commercial revenue	429	413	428	415	433	462	571	676

Gains (losses) on financial transactions	87	92	62	102	95	230	121	109

Gross operating income	516	506	490	517	528	691	693	785

Income from non-financial services (net) and other operating income	1	2	(1)	0	2	(1)	(2)	2
General administrative expenses	(256)	(251)	(253)	(298)	(283)	(314)	(340)	(376)
Personnel	(138)	(137)	(141)	(177)	(156)	(164)	(185)	(197)
Other administrative expenses	(118)	(113)	(112)	(121)	(127)	(150)	(155)	(179)
Depreciation and amortisation	(25)	(26)	(28)	(34)	(35)	(34)	(42)	(46)

Net operating income	236	230	208	185	211	342	308	364

Net loan loss provisions	(48)	(35)	(56)	(55)	(33)	(21)	(39)	(72)
Other income	1	1	18	(34)	16	(23)	(41)	(150)

Income before taxes	190	197	169	95	194	299	228	142

Income from ordinary activity	141	161	135	145	138	186	154	125

Net consolidated income	141	161	135	145	138	186	154	125

Attributable income to the Group	137	158	132	142	135	182	151	123

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	4,645	4,855	5,552	5,698	6,273	8,356	9,559	10,667
Trading portfolio (w/o loans)	1,246	1,048	1,267	1,774	3,206	3,184	3,335	5,048
Available-for-sale financial assets	5,654	4,925	5,175	5,417	5,275	5,752	5,971	5,942
Due from credit institutions*	5,718	6,073	6,593	5,779	5,572	7,203	10,691	6,932
Intangible assets and property and equipment	329	307	324	360	354	433	462	364
Other assets	3,667	3,532	3,858	4,000	4,463	5,141	5,983	8,560

Total assets/liabilities & shareholders' equity	21,258	20,740	22,769	23,027	25,143	30,070	36,002	37,513

Customer deposits*	5,269	5,074	5,848	6,615	7,155	9,427	10,441	11,041
Marketable debt securities*	742	676	667	476	499	550	438	688
Subordinated debt	—	—	—	—	—	—	408	420
Insurance liabilities	403	421	546	631	684	884	1,010	1,124
Due to credit institutions*	8,308	8,700	8,880	8,796	9,827	10,120	14,052	16,036
Other liabilities	4,449	4,183	4,970	4,706	4,622	6,274	7,015	6,062
Shareholders' equity	2,087	1,685	1,859	1,802	2,356	2,815	2,637	2,142

Off-balance-sheet funds	6,991	6,811	7,399	7,355	8,083	10,411	11,381	11,728

Mutual funds	6,652	6,474	7,022	6,973	7,681	9,912	10,815	11,151
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	339	338	378	382	403	499	565	577

Customer funds under management	13,405	12,983	14,460	15,077	16,421	21,272	23,678	25,001

Total managed funds	28,249	27,552	30,169	30,382	33,226	40,481	47,382	49,241

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.67	2.38	2.08	2.85	2.70	2.89	2.92	2.88
NPL coverage	213.06	222.68	237.13	188.17	188.11	164.62	147.80	138.52
Risk-weighted assets					10,025	14,186	13,606	14,979

Spread (Retail Banking)	18.78	17.91	17.91	17.63	17.49	17.06	17.83	18.33

Spread loans	16.04	15.35	15.25	14.80	14.68	14.15	15.12	15.87
Spread deposits	2.74	2.56	2.66	2.83	2.81	2.91	2.71	2.46

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Brazil
Million dollars
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	1,717	1,432	285	19.94

Income from companies accounted for by the equity method	2	1	1	80.90
Net fees	891	621	270	43.43
Insurance activity	53	37	17	45.32

Commercial revenue	2,664	2,091	573	27.40

Gains (losses) on financial transactions	690	428	263	61.41

Gross operating income	3,354	2,518	835	33.17

Income from non-financial services (net) and other operating income	1	2	(1)	(50.01)
General administrative expenses	(1,634)	(1,313)	(322)	24.50
Personnel	(874)	(735)	(138)	18.83
Other administrative expenses	(760)	(577)	(183)	31.73
Depreciation and amortisation	(196)	(141)	(55)	39.32

Net operating income	1,524	1,066	458	42.90

Net loan loss provisions	(205)	(240)	34	(14.25)
Other income	(246)	(18)	(228)	—

Income before taxes	1,072	809	263	32.57

Income from ordinary activity	749	722	28	3.83

Net consolidated income	749	722	28	3.83

Attributable income to the Group	734	706	29	4.10

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	12,584	7,761	4,823	62.15
Trading portfolio (w/o loans)	5,955	2,416	3,538	146.44
Available-for-sale financial assets	7,010	7,378	(368)	(4.99)
Due from credit institutions*	8,178	7,871	307	3.90
Intangible assets and property and equipment	430	490	(61)	(12.40)
Other assets	10,099	5,448	4,650	85.35

Total assets/liabilities & shareholders’ equity	44,255	31,365	12,890	41.10

Customer deposits*	13,026	9,010	4,016	44.57
Marketable debt securities*	812	648	164	25.29
Subordinated debt	495	—	495	—
Insurance liabilities	1,326	860	466	54.22
Due to credit institutions*	18,918	11,982	6,936	57.89
Other liabilities	7,152	6,410	741	11.56
Shareholders’ equity	2,527	2,455	71	2.91

Off-balance-sheet funds	13,835	10,019	3,817	38.10

Mutual funds	13,154	9,498	3,656	38.49
Pension funds	—	—	—	—
Managed portfolios	681	520	161	30.93

Customer funds under management	29,494	20,536	8,958	43.62

Total managed funds	58,090	41,384	16,706	40.37

(*).- Includes all stock of concept classified in the balance sheet

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Brazil
Million dollars
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	383	350	351	349	373	368	440	537

Income from companies accounted for by the equity method	0	0	0	0	0	1	0	1
Net fees	148	139	161	173	183	207	244	258
Insurance activity	5	8	10	14	13	6	16	18

Commercial revenue	535	497	522	536	568	582	700	813

Gains (losses) on financial transactions	109	111	76	131	124	292	146	128

Gross operating income	645	608	599	667	692	874	846	941

Income from non-financial services (net) and other operating income	1	2	(2)	0	2	(1)	(2)	2
General administrative expenses	(320)	(302)	(309)	(383)	(371)	(396)	(416)	(451)
Personnel	(172)	(165)	(172)	(226)	(205)	(206)	(226)	(236)
Other administrative expenses	(148)	(136)	(137)	(156)	(167)	(190)	(189)	(215)
Depreciation and amortisation	(31)	(32)	(34)	(44)	(47)	(43)	(52)	(55)

Net operating income	295	277	254	240	276	434	376	437

Net loan loss provisions	(59)	(41)	(68)	(70)	(43)	(26)	(48)	(88)
Other income	1	2	22	(42)	21	(29)	(52)	(186)

Income before taxes	237	237	207	128	254	379	276	164

Income from ordinary activity	176	194	165	187	180	236	187	147

Net consolidated income	176	194	165	187	180	236	187	147

Attributable income to the Group	171	190	162	183	177	231	183	144

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	5,678	5,902	6,889	7,761	8,132	10,104	11,511	12,584
Trading portfolio (w/o loans)	1,523	1,274	1,572	2,416	4,156	3,851	4,016	5,955
Available-for-sale financial assets	6,911	5,986	6,422	7,378	6,839	6,956	7,191	7,010
Due from credit institutions*	6,990	7,382	8,181	7,871	7,224	8,710	12,874	8,178
Intangible assets and property and equipment	403	374	403	490	459	524	557	430
Other assets	4,482	4,293	4,788	5,448	5,785	6,217	7,205	10,099

Total assets/liabilities & shareholders' equity	25,986	25,209	28,254	31,365	32,595	36,361	43,353	44,255

Customer deposits*	6,441	6,168	7,256	9,010	9,276	11,399	12,573	13,026
Marketable debt securities*	907	822	827	648	647	666	527	812
Subordinated debt	—	—	—	—	—	—	491	495
Insurance liabilities	493	512	678	860	887	1,069	1,217	1,326
Due to credit institutions*	10,155	10,575	11,019	11,982	12,739	12,237	16,922	18,918
Other liabilities	5,439	5,085	6,167	6,410	5,992	7,586	8,448	7,152
Shareholders' equity	2,552	2,048	2,307	2,455	3,054	3,404	3,175	2,527

Off-balance-sheet funds	8,545	8,279	9,182	10,019	10,479	12,589	13,704	13,835

Mutual funds	8,131	7,869	8,713	9,498	9,957	11,986	13,024	13,154
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	414	411	469	520	522	603	681	681

Customer funds under management	16,386	15,781	17,943	20,536	21,289	25,722	28,513	29,494

Total managed funds	34,531	33,489	37,436	41,384	43,074	48,949	57,058	58,090

(*).- Includes all stock of concept classified in the balance sheet

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Brazil
Million brazilian real
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	4,152	4,191	(39)	(0.92)

Income from companies accounted for by the equity method	4	3	1	49.44
Net fees	2,155	1,819	336	18.49
Insurance activity	129	107	22	20.05

Commercial revenue	6,441	6,120	321	5.24

Gains (losses) on financial transactions	1,669	1,252	417	33.34

Gross operating income	8,110	7,372	738	10.01

Income from non-financial services (net) and other operating income	2	5	(3)	(58.71)
General administrative expenses	(3,952)	(3,842)	(109)	2.85
Personnel	(2,113)	(2,153)	40	(1.84)
Other administrative expenses	(1,839)	(1,690)	(149)	8.82
Depreciation and amortisation	(475)	(412)	(62)	15.10

Net operating income	3,685	3,122	564	18.05

Net loan loss provisions	(497)	(701)	205	(29.16)
Other income	(595)	(53)	(543)	—

Income before taxes	2,593	2,368	225	9.52

Income from ordinary activity	1,812	2,113	(301)	(14.23)

Net consolidated income	1,812	2,113	(301)	(14.23)

Attributable income to the Group	1,776	2,065	(289)	(14.01)

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	29,278	20,613	8,665	42.03
Trading portfolio (w/o loans)	13,853	6,418	7,436	115.87
Available-for-sale financial assets	16,308	19,596	(3,288)	(16.78)
Due from credit institutions*	19,026	20,906	(1,880)	(8.99)
Intangible assets and property and equipment	999	1,302	(303)	(23.27)
Other assets	23,494	14,471	9,023	62.35

Total assets/liabilities & shareholders' equity	102,958	83,305	19,653	23.59

Customer deposits*	30,304	23,930	6,374	26.64
Marketable debt securities*	1,889	1,722	168	9.75
Subordinated debt	1,152	—	1,152	—
Insurance liabilities	3,084	2,283	801	35.09
Due to credit institutions*	44,012	31,823	12,189	38.30
Other liabilities	16,638	17,026	(388)	(2.28)
Shareholders' equity	5,878	6,521	(643)	(9.86)

Off-balance-sheet funds	32,188	26,610	5,578	20.96

Mutual funds	30,603	25,228	5,376	21.31
Pension funds	—	—	—	—
Managed portfolios	1,585	1,382	203	14.68

Customer funds under management	68,618	54,545	14,073	25.80

Total managed funds	135,146	109,915	25,231	22.96

(*).- Includes all stock of concept classified in the balance sheet

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Brazil
Million brazilian real
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	1,109	1,066	1,045	972	993	905	1,029	1,225

Income from companies accounted for by the equity method	0	0	1	1	0	2	1	2
Net fees	428	425	480	486	487	512	573	583
Insurance activity	15	24	29	39	33	15	38	42

Commercial revenue	1,551	1,515	1,555	1,498	1,513	1,434	1,642	1,852

Gains (losses) on financial transactions	317	338	227	370	331	737	327	274

Gross operating income	1,868	1,853	1,782	1,869	1,844	2,171	1,969	2,126

Income from non-financial services (net) and other operating income	3	7	(5)	0	6	(2)	(6)	5
General administrative expenses	(926)	(918)	(920)	(1,078)	(990)	(978)	(967)	(1,017)
Personnel	(498)	(503)	(512)	(640)	(546)	(508)	(528)	(532)
Other administrative expenses	(427)	(415)	(408)	(439)	(444)	(470)	(440)	(485)
Depreciation and amortisation	(90)	(97)	(102)	(124)	(124)	(106)	(121)	(124)

Net operating income	855	844	756	667	736	1,085	875	989

Net loan loss provisions	(172)	(127)	(204)	(199)	(115)	(63)	(114)	(205)
Other income	3	5	64	(125)	56	(78)	(129)	(445)

Income before taxes	687	722	616	343	677	945	632	339

Income from ordinary activity	510	590	491	522	481	586	428	317

Net consolidated income	510	590	491	522	481	586	428	317

Attributable income to the Group	496	578	481	511	471	574	420	311

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	16,522	18,377	19,623	20,613	21,761	23,690	25,550	29,278
Trading portfolio (w/o loans)	4,432	3,967	4,477	6,418	11,122	9,028	8,914	13,853
Available-for-sale financial assets	20,111	18,641	18,294	19,596	18,301	16,308	15,960	16,308
Due from credit institutions*	20,340	22,987	23,304	20,906	19,330	20,421	28,573	19,026
Intangible assets and property and equipment	1,172	1,163	1,147	1,302	1,228	1,227	1,236	999
Other assets	13,042	13,367	13,638	14,471	15,481	14,576	15,991	23,494

Total assets/liabilities & shareholders' equity	75,620	78,502	80,483	83,305	87,224	85,251	96,223	102,958

Customer deposits*	18,742	19,207	20,670	23,930	24,822	26,726	27,907	30,304
Marketable debt securities*	2,639	2,559	2,356	1,722	1,732	1,560	1,170	1,889
Subordinated debt	—	—	—	—	—	—	1,090	1,152
Insurance liabilities	1,435	1,593	1,930	2,283	2,372	2,506	2,701	3,084
Due to credit institutions*	29,552	32,931	31,388	31,823	34,090	28,691	37,558	44,012
Other liabilities	15,826	15,834	17,568	17,026	16,034	17,786	18,750	16,638
Shareholders' equity	7,425	6,378	6,571	6,521	8,173	7,982	7,048	5,878

Off-balance-sheet funds	24,867	25,782	26,154	26,610	28,042	29,515	30,417	32,188

Mutual funds	23,662	24,503	24,819	25,228	26,646	28,101	28,907	30,603
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	1,204	1,279	1,335	1,382	1,397	1,414	1,511	1,585

Customer funds under management	47,683	49,141	51,111	54,545	56,969	60,307	63,284	68,618

Total managed funds	100,486	104,284	106,637	109,915	115,266	114,766	126,640	135,146

(*).- Includes all stock of concept classified in the balance sheet

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Mexico
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	1,027	884	143	16.12

Income from companies accounted for by the equity method	0	—	0	—
Net fees	466	419	47	11.18
Insurance activity	17	10	7	64.62

Commercial revenue	1,509	1,313	196	14.92

Gains (losses) on financial transactions	63	(28)	91	—

Gross operating income	1,572	1,285	287	22.34

Income from non-financial services (net) and other operating income	(63)	(46)	(18)	38.68
General administrative expenses	(787)	(659)	(129)	19.55
Personnel	(376)	(336)	(40)	11.84
Other administrative expenses	(412)	(323)	(89)	27.57
Depreciation and amortisation	(65)	(52)	(13)	25.37

Net operating income	656	529	128	24.12

Net loan loss provisions	(49)	(18)	(31)	179.45
Other income	(55)	(12)	(43)	374.20

Income before taxes	552	500	53	10.55

Income from ordinary activity	516	449	67	14.85

Net consolidated income	516	449	67	14.85

Attributable income to the Group	376	324	52	16.02

			Variation

	31.12.05	31.12.04	Amount		%

Balance sheet
Loans and credits*	13,238	9,801	3,436		35.06
Trading portfolio (w/o loans)	18,089	10,603	7,486		70.60
Available-for-sale financial assets	4,750	3,656	1,093		29.90
Due from credit institutions*	7,442	9,576	(2,133)		(22.28)
Intangible assets and property and equipment	338	275	63		22.97
Other assets	4,168	2,664	1,504		56.45

Total assets/liabilities & shareholders' equity	48,025	36,576	11,449		31.30

Customer deposits*	23,310	16,569	6,741		40.68
Marketable debt securities*	2,657	2,081	577		27.73
Subordinated debt	64	18	46		248.79
Insurance liabilities	67	42	25		59.25
Due to credit institutions*	16,585	14,427	2,159		14.96
Other liabilities	3,270	2,074	1,196		57.64
Shareholders' equity	2,071	1,364	706		51.77

Off-balance-sheet funds	10,088	6,663	3,426		51.42

Mutual funds	6,708	4,072	2,636		64.74
Pension funds	3,381	2,591	790		30.48
Managed portfolios	—	—	—		—

Customer funds under management	36,187	25,373	10,814		42.62

Total managed funds	58,113	43,238	14,875		34.40

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	20.42	22.56	(2.14	p.)
Efficiency ratio	49.91	51.12	(1.21	p.)
Efficiency ratio with depreciation and amortisation	54.06	55.18	(1.12	p.)
NPL ratio	0.89	1.28	(0.39	p.)
Coverage ratio	273.43	213.46	59.97	p.
Number of employees (direct & indirect)	14,618	12,565	2,053		16.34
Number of branches	1,005	1,020	(15)		(1.47)

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Mexico
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	200	210	232	243	243	235	261	288

Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	—	—	—
Net fees	94	114	106	106	104	119	118	126
Insurance activity	3	2	4	1	2	7	5	3

Commercial revenue	297	325	341	351	349	361	383	417

Gains (losses) on financial transactions	50	(50)	3	(32)	12	8	33	11

Gross operating income	347	275	344	319	361	368	416	427

Income from non-financial services (net) and other operating income	(11)	(10)	(13)	(12)	(15)	(16)	(19)	(13)
General administrative expenses	(167)	(152)	(163)	(177)	(171)	(191)	(199)	(225)
Personnel	(83)	(83)	(85)	(85)	(87)	(95)	(95)	(98)
Other administrative expenses	(83)	(69)	(78)	(92)	(84)	(96)	(105)	(127)
Depreciation and amortisation	(13)	(15)	(15)	(9)	(14)	(15)	(16)	(21)

Net operating income	157	98	154	120	161	145	182	168

Net loan loss provisions	(13)	(10)	(13)	19	(13)	(12)	(9)	(15)
Other income	4	2	(8)	(10)	(10)	1	(28)	(18)

Income before taxes	147	90	133	129	138	134	145	135

Income from ordinary activity	137	84	122	106	135	126	127	128

Net consolidated income	137	84	122	106	135	126	127	128

Attributable income to the Group	101	60	88	76	100	90	93	94

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	9,449	9,400	9,797	9,801	10,710	12,235	12,750	13,238
Trading portfolio (w/o loans)	8,408	9,507	11,069	10,603	11,744	14,015	16,773	18,089
Available-for-sale financial assets	3,146	3,576	3,670	3,656	4,341	4,831	5,555	4,750
Due from credit institutions*	7,527	8,599	8,197	9,576	6,528	7,697	7,882	7,442
Intangible assets and property and equipment	309	299	297	275	284	311	318	338
Other assets	2,095	2,517	2,388	2,664	3,281	3,429	4,134	4,168

Total assets/liabilities & shareholders' equity	30,933	33,898	35,418	36,576	36,888	42,518	47,412	48,025

Customer deposits*	18,115	18,095	15,631	16,569	18,543	22,283	22,513	23,310
Marketable debt securities*	1,803	1,319	2,968	2,081	2,494	1,342	2,357	2,657
Subordinated debt	—	—	—	18	58	62	63	64
Insurance liabilities	39	40	42	42	47	54	60	67
Due to credit institutions*	7,358	10,713	13,070	14,427	11,550	14,050	16,787	16,585
Other liabilities	2,188	2,208	2,228	2,074	2,495	2,811	3,666	3,270
Shareholders' equity	1,431	1,523	1,480	1,364	1,701	1,915	1,966	2,071

Off-balance-sheet funds	6,613	6,533	6,868	6,663	7,414	8,795	9,383	10,088

Mutual funds	3,947	3,947	4,189	4,072	4,627	5,602	6,180	6,708
Pension funds	2,667	2,586	2,679	2,591	2,787	3,194	3,203	3,381
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	26,569	25,988	25,509	25,373	28,556	32,538	34,376	36,187

Total managed funds	37,546	40,431	42,286	43,238	44,303	51,313	56,795	58,113

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.36	1.27	1.23	1.28	0.89	0.89	0.85	0.89
NPL coverage	242.74	255.41	253.30	213.46	290.07	286.56	280.50	273.43
Risk-weighted assets					10,143	12,453	11,237	13,621

Spread (Retail Banking)	8.33	8.73	9.38	10.24	10.87	11.30	11.06	11.19

Spread loans	5.56	5.79	6.12	6.49	6.85	7.40	7.34	7.62
Spread deposits	2.77	2.94	3.26	3.75	4.02	3.90	3.72	3.57

Back to Contents

Mexico
Million dollars
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	1,277	1,097	179	16.35

Income from companies accounted for by the equity method	0	—	0	—
Net fees	580	520	59	11.40
Insurance activity	21	13	8	64.95

Commercial revenue	1,877	1,630	247	15.15

Gains (losses) on financial transactions	78	(35)	113	—

Gross operating income	1,955	1,595	360	22.59

Income from non-financial services (net) and other operating income	(79)	(57)	(22)	38.96
General administrative expenses	(979)	(817)	(162)	19.79
Personnel	(467)	(417)	(50)	12.06
Other administrative expenses	(512)	(401)	(111)	27.82
Depreciation and amortisation	(81)	(65)	(17)	25.62

Net operating income	816	656	160	24.37

Net loan loss provisions	(61)	(22)	(39)	180.01
Other income	(68)	(14)	(54)	375.15

Income before taxes	687	620	67	10.77

Income from ordinary activity	642	558	84	15.08

Net consolidated income	642	558	84	15.08

Attributable income to the Group	468	402	65	16.25

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	15,616	13,350	2,266	16.98
Trading portfolio (w/o loans)	21,340	14,443	6,897	47.76
Available-for-sale financial assets	5,603	4,980	623	12.50
Due from credit institutions*	8,780	13,043	(4,263)	(32.69)
Intangible assets and property and equipment	399	374	24	6.50
Other assets	4,917	3,629	1,288	35.50

Total assets/liabilities & shareholders' equity	56,655	49,820	6,835	13.72

Customer deposits*	27,499	22,569	4,930	21.85
Marketable debt securities*	3,135	2,834	301	10.62
Subordinated debt	75	25	50	202.08
Insurance liabilities	79	58	22	37.93
Due to credit institutions*	19,566	19,650	(85)	(0.43)
Other liabilities	3,858	2,825	1,032	36.53
Shareholders' equity	2,443	1,858	584	31.44

Off-balance-sheet funds	11,901	9,075	2,826	31.14

Mutual funds	7,913	5,546	2,367	42.68
Pension funds	3,988	3,529	459	13.00
Managed portfolios	—	—	—	—

Customer funds under management	42,690	34,561	8,130	23.52

Total managed funds	68,556	58,895	9,662	16.40

(*).- Includes all stock of concept classified in the balance sheet

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Mexico
Million dollars
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	249	253	283	312	318	295	318	345

Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	(0)	(0)	(0)
Net fees	117	137	129	137	137	150	143	150
Insurance activity	4	2	5	2	3	9	6	3

Commercial revenue	371	392	417	451	458	454	467	498

Gains (losses) on financial transactions	63	(62)	4	(40)	15	10	41	12

Gross operating income	433	330	421	411	473	464	508	510

Income from non-financial services (net) and other operating income	(13)	(12)	(15)	(16)	(20)	(21)	(23)	(15)
General administrative expenses	(208)	(183)	(199)	(227)	(224)	(241)	(243)	(270)
Personnel	(104)	(100)	(103)	(109)	(114)	(120)	(115)	(117)
Other administrative expenses	(104)	(83)	(96)	(118)	(110)	(122)	(128)	(153)
Depreciation and amortisation	(17)	(18)	(18)	(12)	(18)	(19)	(20)	(25)

Net operating income	196	117	188	156	211	182	222	200

Net loan loss provisions	(17)	(12)	(16)	23	(16)	(16)	(11)	(18)
Other income	5	3	(9)	(12)	(13)	1	(35)	(22)

Income before taxes	184	107	163	166	181	168	177	161

Income from ordinary activity	171	100	149	137	176	159	154	152

Net consolidated income	171	100	149	137	176	159	154	152

Attributable income to the Group	126	71	107	98	131	113	113	111

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet

Loans and credits*	11,550	11,425	12,158	13,350	13,885	14,794	15,353	15,616
Trading portfolio (w/o loans)	10,278	11,556	13,736	14,443	15,225	16,947	20,198	21,340
Available-for-sale financial assets	3,846	4,346	4,554	4,980	5,627	5,842	6,689	5,603
Due from credit institutions*	9,201	10,452	10,172	13,043	8,463	9,308	9,492	8,780
Intangible assets and property and equipment	377	363	368	374	368	376	383	399
Other assets	2,560	3,060	2,963	3,629	4,254	4,147	4,979	4,917

Total assets/liabilities & shareholders' equity	37,812	41,203	43,950	49,820	47,822	51,413	57,093	56,655

Customer deposits*	22,144	21,995	19,397	22,569	24,040	26,945	27,110	27,499
Marketable debt securities*	2,204	1,604	3,682	2,834	3,234	1,623	2,839	3,135
Subordinated debt	—	—	—	25	75	76	76	75
Insurance liabilities	47	49	53	58	61	66	72	79
Due to credit institutions*	8,994	13,022	16,218	19,650	14,973	16,989	20,214	19,566
Other liabilities	2,675	2,683	2,764	2,825	3,235	3,399	4,415	3,858
Shareholders' equity	1,749	1,851	1,836	1,858	2,206	2,316	2,368	2,443

Off-balance-sheet funds	8,084	7,941	8,522	9,075	9,612	10,635	11,300	11,901

Mutual funds	4,824	4,798	5,198	5,546	5,999	6,773	7,442	7,913
Pension funds	3,260	3,144	3,324	3,529	3,613	3,862	3,857	3,988
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	32,478	31,588	31,654	34,561	37,020	39,344	41,396	42,690

Total managed funds	45,896	49,144	52,472	58,895	57,434	62,048	68,393	68,556

(*).- Includes all stock of concept classified in the balance sheet

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Mexico
Million new mexican peso
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	13,893	12,387	1,506	12.16

Income from companies accounted for by the equity method	0	—	0	—
Net fees	6,308	5,874	434	7.38
Insurance activity	226	142	84	59.01

Commercial revenue	20,427	18,404	2,024	11.00

Gains (losses) on financial transactions	851	(397)	1,248	—

Gross operating income	21,278	18,006	3,272	18.17

Income from non-financial services (net) and other operating income	(856)	(639)	(217)	33.95
General administrative expenses	(10,657)	(9,229)	(1,428)	15.47
Personnel	(5,082)	(4,705)	(377)	8.02
Other administrative expenses	(5,575)	(4,524)	(1,050)	23.22
Depreciation and amortisation	(885)	(731)	(154)	21.09

Net operating income	8,880	7,408	1,473	19.88

Net loan loss provisions	(662)	(245)	(417)	169.91
Other income	(744)	(162)	(581)	358.01

Income before taxes	7,474	7,000	474	6.78

Income from ordinary activity	6,983	6,295	688	10.93

Net consolidated income	6,983	6,295	688	10.93

Attributable income to the Group	5,092	4,544	548	12.06

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet

Loans and credits*	166,588	149,252	17,336	11.62
Trading portfolio (w/o loans)	227,644	161,465	66,179	40.99
Available-for-sale financial assets	59,771	55,680	4,091	7.35
Due from credit institutions*	93,656	145,817	(52,161)	(35.77)
Intangible assets and property and equipment	4,255	4,187	68	1.62
Other assets	52,455	40,571	11,884	29.29

Total assets/liabilities & shareholders' equity	604,369	556,972	47,397	8.51

Customer deposits*	293,349	252,316	41,033	16.26
Marketable debt securities*	33,441	31,682	1,759	5.55
Subordinated debt	804	279	525	188.24
Insurance liabilities	847	643	203	31.61
Due to credit institutions*	208,717	219,687	(10,970)	(4.99)
Other liabilities	41,152	31,588	9,564	30.28
Shareholders' equity	26,059	20,777	5,282	25.42

Off-balance-sheet funds	126,957	101,458	25,499	25.13

Mutual funds	84,413	62,002	22,411	36.14
Pension funds	42,544	39,456	3,088	7.83
Managed portfolios	—	—	—	—

Customer funds under management	455,398	386,378	69,019	17.86

Total managed funds	731,325	658,430	72,895	11.07

(*).- Includes all stock of concept classified in the balance sheet

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Mexico
Million new mexican peso

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	2,742	2,876	3,237	3,533	3,560	3,228	3,403	3,702

Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	(0)	(0)	(0)
Net fees	1,288	1,558	1,476	1,552	1,528	1,643	1,530	1,607
Insurance activity	44	24	55	19	30	101	60	35

Commercial revenue	4,073	4,459	4,768	5,104	5,119	4,972	4,992	5,344

Gains (losses) on financial transactions	691	(684)	44	(449)	171	104	447	129

Gross operating income	4,765	3,775	4,812	4,655	5,290	5,076	5,439	5,473

Income from non-financial services (net) and other operating income	(146)	(138)	(175)	(181)	(227)	(228)	(243)	(159)
General administrative expenses	(2,287)	(2,087)	(2,281)	(2,574)	(2,509)	(2,646)	(2,602)	(2,900)
Personnel	(1,145)	(1,142)	(1,183)	(1,235)	(1,280)	(1,314)	(1,233)	(1,255)
Other administrative expenses	(1,142)	(945)	(1,098)	(1,340)	(1,229)	(1,332)	(1,369)	(1,644)
Depreciation and amortisation	(183)	(202)	(208)	(138)	(199)	(208)	(210)	(268)

Net operating income	2,150	1,347	2,149	1,762	2,356	1,993	2,383	2,147

Net loan loss provisions	(183)	(138)	(182)	258	(183)	(171)	(115)	(193)
Other income	52	30	(106)	(138)	(148)	16	(377)	(235)

Income before taxes	2,018	1,239	1,860	1,882	2,025	1,839	1,891	1,720

Income from ordinary activity	1,880	1,152	1,706	1,557	1,972	1,737	1,647	1,628

Net consolidated income	1,880	1,152	1,706	1,557	1,972	1,737	1,647	1,628

Attributable income to the Group	1,390	817	1,224	1,113	1,462	1,232	1,207	1,191

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	129,084	132,259	138,403	149,252	155,519	159,236	165,436	166,588
Trading portfolio (w/o loans)	114,862	133,767	156,366	161,465	170,533	182,410	217,641	227,644
Available-for-sale financial assets	42,979	50,311	51,839	55,680	63,030	62,877	72,078	59,771
Due from credit institutions*	102,834	120,996	115,795	145,817	94,795	100,184	102,275	93,656
Intangible assets and property and equipment	4,218	4,208	4,192	4,187	4,119	4,043	4,122	4,255
Other assets	28,615	35,422	33,736	40,571	47,649	44,632	53,645	52,455

Total assets/liabilities & shareholders' equity	422,592	476,962	500,330	556,972	535,644	553,383	615,196	604,369

Customer deposits*	247,478	254,609	220,813	252,316	269,263	290,021	292,122	293,349
Marketable debt securities*	24,626	18,565	41,920	31,682	36,221	17,470	30,589	33,441
Subordinated debt	—	—	—	279	837	813	814	804
Insurance liabilities	528	562	598	643	678	708	775	847
Due to credit institutions*	100,519	150,740	184,626	219,687	167,709	182,858	217,816	208,717
Other liabilities	29,895	31,064	31,469	31,588	36,230	36,587	47,568	41,152
Shareholders' equity	19,546	21,423	20,904	20,777	24,706	24,926	25,513	26,059

Off-balance-sheet funds	90,346	91,930	97,015	101,458	107,658	114,473	121,756	126,957

Mutual funds	53,916	55,538	59,172	62,002	67,189	72,905	80,192	84,413
Pension funds	36,430	36,391	37,843	39,456	40,468	41,568	41,564	42,544
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	362,978	365,665	360,347	386,378	414,657	423,484	446,056	455,398

Total managed funds	512,938	568,892	597,345	658,430	643,302	667,855	736,953	731,325

(*).- Includes all stock of concept classified in the balance sheet

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Chile
Million euros

		Variation

	2005	2004	Amount	%

Income statement

Net interest income	782	609	173	28.40

Income from companies accounted for by the equity method	1	0	0	9.83
Net fees	276	216	60	27.62
Insurance activity	23	18	6	32.04

Commercial revenue	1,082	844	238	28.27

Gains (losses) on financial transactions	18	57	(39)	(67.82)

Gross operating income	1,101	901	200	22.14

Income from non-financial services (net) and other operating income	(4)	(5)	0	(6.02)
General administrative expenses	(451)	(378)	(73)	19.19
Personnel	(273)	(235)	(37)	15.91
Other administrative expenses	(178)	(143)	(35)	24.58
Depreciation and amortisation	(49)	(59)	10	(16.93)

Net operating income	596	459	137	29.92

Net loan loss provisions	(103)	(77)	(26)	33.92
Other income	(19)	(58)	39	(67.06)

Income before taxes	474	324	150	46.43

Income from ordinary activity	397	267	130	48.79

Net consolidated income	397	278	118	42.53

Attributable income to the Group	338	233	105	45.19

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	14,967	9,986	4,981	49.88
Trading portfolio (w/o loans)	1,087	1,490	(403)	(27.06)
Available-for-sale financial assets	1,169	1,313	(145)	(11.02)
Due from credit institutions*	3,370	1,723	1,647	95.63
Intangible assets and property and equipment	352	266	87	32.56
Other assets	2,353	1,748	605	34.63

Total assets/liabilities & shareholders' equity	23,298	16,525	6,773	40.98

Customer deposits*	13,186	9,171	4,015	43.78
Marketable debt securities*	1,701	1,774	(73)	(4.11)
Subordinated debt	647	691	(45)	(6.44)
Insurance liabilities	46	27	19	68.46
Due to credit institutions*	4,838	2,820	2,017	71.53
Other liabilities	1,355	886	469	53.00
Shareholders' equity	1,525	1,156	369	31.94

Off-balance-sheet funds	10,038	7,012	3,026	43.16

Mutual funds	2,684	1,921	763	39.73
Pension funds	7,354	5,091	2,263	44.45
Managed portfolios	—	—	—	—

Customer funds under management	25,618	18,675	6,942	37.17

Total managed funds	33,335	23,537	9,799	41.63

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	25.03	19.53	5.50p.
Efficiency ratio	40.94	41.95	(1.01p. )
Efficiency ratio with depreciation and amortisation	45.42	48.54	(3.12p. )
NPL ratio	2.31	3.53	(1.22p. )
Coverage ratio	165.57	126.84	38.73p.
Number of employees (direct & indirect)	11,162	11,184	(22)	(0.20)
Number of branches	401	346	55	15.90

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Chile
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	127	159	157	166	138	199	210	235

Income from companies accounted for by the equity method	(0)	0	0	(0)	0	0	0	0
Net fees	50	52	53	60	55	59	76	86
Insurance activity	4	4	5	5	4	5	7	7

Commercial revenue	181	215	216	231	198	264	293	328

Gains (losses) on financial transactions	30	8	16	3	34	8	1	(25)

Gross operating income	212	224	232	233	232	272	295	302

Income from non-financial services (net) and other operating income	(1)	(1)	(2)	(1)	(0)	(1)	(1)	(2)
General administrative expenses	(98)	(100)	(103)	(77)	(98)	(106)	(123)	(123)
Personnel	(58)	(61)	(61)	(55)	(57)	(68)	(72)	(75)
Other administrative expenses	(40)	(40)	(42)	(22)	(41)	(38)	(51)	(48)
Depreciation and amortisation	(15)	(16)	(14)	(14)	(11)	(11)	(14)	(13)

Net operating income	97	106	114	142	123	154	156	164

Net loan loss provisions	(14)	(31)	(14)	(17)	(21)	(17)	(29)	(36)
Other income	(9)	(2)	(6)	(41)	(2)	(17)	(5)	5

Income before taxes	74	73	93	84	99	120	122	133

Income from ordinary activity	59	64	75	68	81	99	102	115

Net consolidated income	61	65	77	74	81	99	102	115

Attributable income to the Group	52	55	66	59	71	86	84	97

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	9,355	9,574	10,034	9,986	10,539	12,077	13,710	14,967
Trading portfolio (w/o loans)	1,496	1,226	1,438	1,490	1,238	1,609	1,340	1,087
Available-for-sale financial assets	1,538	1,292	1,022	1,313	1,325	1,177	1,058	1,169
Due from credit institutions*	1,743	1,448	1,824	1,723	2,412	2,311	2,815	3,370
Intangible assets and property and equipment	272	268	274	266	257	285	313	352
Other assets	1,642	1,298	1,502	1,748	1,639	2,548	1,954	2,353

Total assets/liabilities & shareholders' equity	16,046	15,106	16,095	16,525	17,409	20,006	21,191	23,298

Customer deposits*	8,889	8,214	8,976	9,171	9,658	11,363	12,326	13,186
Marketable debt securities*	1,898	1,752	1,685	1,774	1,605	1,518	1,519	1,701
Subordinated debt	517	517	532	691	718	777	798	647
Insurance liabilities	23	24	26	27	30	35	41	46
Due to credit institutions*	2,764	2,738	2,916	2,820	3,162	3,718	3,782	4,838
Other liabilities	587	739	797	886	847	1,309	1,295	1,355
Shareholders' equity	1,368	1,123	1,163	1,156	1,390	1,287	1,431	1,525

Off-balance-sheet funds	6,424	6,540	7,085	7,012	7,165	8,155	9,844	10,038

Mutual funds	1,801	1,938	2,168	1,921	1,926	2,193	2,922	2,684
Pension funds	4,623	4,601	4,917	5,091	5,239	5,963	6,922	7,354
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	17,751	17,047	18,305	18,675	19,175	21,848	24,527	25,618

Total managed funds	22,470	21,646	23,181	23,537	24,575	28,161	31,035	33,335

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	4.00	3.66	3.36	3.53	3.42	2.98	2.45	2.31
NPL coverage	109.51	114.41	124.41	126.84	130.95	141.12	160.75	165.57
Risk-weighted assets					10,460	11,858	12,997	13,730

Spread (Retail Banking)	6.02	5.85	5.87	5.72	5.79	6.01	5.87	5.45

Spread loans	5.15	4.95	4.94	4.76	4.73	5.01	4.89	4.50
Spread deposits	0.87	0.90	0.93	0.96	1.06	1.00	0.98	0.95

Back to Contents

Chile
Million dollars
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	973	756	217	28.66

Income from companies accounted for by the equity method	1	1	0	10.05
Net fees	343	268	75	27.88
Insurance activity	29	22	7	32.30

Commercial revenue	1,346	1,047	299	28.52

Gains (losses) on financial transactions	23	71	(48)	(67.75)

Gross operating income	1,369	1,118	250	22.38

Income from non-financial services (net) and other operating income	(5)	(6)	0	(5.84)
General administrative expenses	(560)	(469)	(91)	19.43
Personnel	(339)	(292)	(47)	16.15
Other administrative expenses	(221)	(177)	(44)	24.83
Depreciation and amortisation	(61)	(74)	12	(16.77)

Net operating income	742	570	172	30.18

Net loan loss provisions	(128)	(95)	(33)	34.19
Other income	(24)	(72)	48	(66.99)

Income before taxes	590	402	188	46.72

Income from ordinary activity	494	331	163	49.09

Net consolidated income	494	346	148	42.82

Attributable income to the Group	420	289	131	45.48

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	17,657	13,602	4,055	29.81
Trading portfolio (w/o loans)	1,282	2,029	(747)	(36.83)
Available-for-sale financial assets	1,379	1,789	(410)	(22.93)
Due from credit institutions*	3,976	2,346	1,629	69.43
Intangible assets and property and equipment	416	362	54	14.81
Other assets	2,776	2,381	395	16.60

Total assets/liabilities & shareholders' equity	27,484	22,509	4,975	22.10

Customer deposits*	15,556	12,491	3,064	24.53
Marketable debt securities*	2,007	2,417	(410)	(16.95)
Subordinated debt	763	941	(179)	(18.97)
Insurance liabilities	54	37	17	45.90
Due to credit institutions*	5,707	3,842	1,866	48.56
Other liabilities	1,599	1,206	392	32.52
Shareholders' equity	1,799	1,574	225	14.27

Off-balance-sheet funds	11,841	9,551	2,291	23.99

Mutual funds	3,166	2,616	550	21.02
Pension funds	8,675	6,934	1,741	25.11
Managed portfolios	—	—	—	—

Customer funds under management	30,221	25,437	4,784	18.81

Total managed funds	39,326	32,060	7,266	22.66

(*).- Includes all stock of concept classified in the balance sheet

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Chile
Million dollars
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	159	192	192	213	181	252	258	282

Income from companies accounted for by the equity method	(0)	0	1	(0)	0	0	0	0
Net fees	63	63	65	77	72	75	93	103
Insurance activity	5	5	6	6	6	7	8	8

Commercial revenue	226	260	264	296	259	334	359	394

Gains (losses) on financial transactions	38	9	20	4	45	10	1	(32)

Gross operating income	264	269	284	301	304	343	360	362

Income from non-financial services (net) and other operating income	(2)	(1)	(2)	(1)	(0)	(1)	(2)	(3)
General administrative expenses	(123)	(121)	(126)	(100)	(128)	(134)	(151)	(147)
Personnel	(73)	(73)	(75)	(71)	(75)	(86)	(88)	(90)
Other administrative expenses	(50)	(48)	(51)	(29)	(54)	(48)	(63)	(57)
Depreciation and amortisation	(19)	(19)	(17)	(18)	(14)	(14)	(17)	(16)

Net operating income	121	128	139	182	161	194	190	196

Net loan loss provisions	(17)	(38)	(17)	(22)	(27)	(21)	(35)	(44)
Other income	(11)	(2)	(7)	(52)	(3)	(22)	(6)	7

Income before taxes	92	88	114	108	130	151	149	160

Income from ordinary activity	74	77	92	88	106	126	125	137

Net consolidated income	77	79	94	96	106	126	125	137

Attributable income to the Group	65	67	81	77	93	109	102	117

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	11,436	11,638	12,452	13,602	13,662	14,603	16,510	17,657
Trading portfolio (w/o loans)	1,828	1,490	1,785	2,029	1,605	1,945	1,613	1,282
Available-for-sale financial assets	1,880	1,571	1,268	1,789	1,718	1,423	1,275	1,379
Due from credit institutions*	2,131	1,760	2,264	2,346	3,127	2,795	3,390	3,976
Intangible assets and property and equipment	332	325	340	362	333	345	377	416
Other assets	2,008	1,578	1,864	2,381	2,125	3,081	2,353	2,776

Total assets/liabilities & shareholders' equity	19,615	18,362	19,973	22,509	22,569	24,192	25,518	27,484

Customer deposits*	10,866	9,984	11,139	12,491	12,520	13,740	14,842	15,556
Marketable debt securities*	2,320	2,129	2,091	2,417	2,080	1,835	1,829	2,007
Subordinated debt	632	628	661	941	930	940	961	763
Insurance liabilities	28	29	32	37	39	42	49	54
Due to credit institutions*	3,379	3,328	3,618	3,842	4,099	4,495	4,554	5,707
Other liabilities	718	898	988	1,206	1,098	1,583	1,560	1,599
Shareholders' equity	1,672	1,365	1,444	1,574	1,802	1,556	1,723	1,799

Off-balance-sheet funds	7,853	7,949	8,792	9,551	9,289	9,861	11,854	11,841

Mutual funds	2,202	2,356	2,691	2,616	2,497	2,651	3,519	3,166
Pension funds	5,651	5,593	6,102	6,934	6,792	7,210	8,336	8,675
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	21,698	20,720	22,715	25,437	24,859	26,419	29,535	30,221

Total managed funds	27,468	26,311	28,765	32,060	31,858	34,053	37,372	39,326

(*).- Includes all stock of concept classified in the balance sheet

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Chile
Million chilean peso
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	543,045	461,010	82,035	17.79

Income from companies accounted for by the equity method	357	354	3	0.76
Net fees	191,535	163,587	27,948	17.08
Insurance activity	16,308	13,463	2,845	21.13

Commercial revenue	751,245	638,414	112,831	17.67

Gains (losses) on financial transactions	12,841	43,495	(30,654)	(70.48)

Gross operating income	764,086	681,909	82,177	12.05

Income from non-financial services (net) and other operating income	(3,054)	(3,542)	488	(13.79)
General administrative expenses	(312,756)	(286,032)	(26,725)	9.34
Personnel	(189,329)	(178,041)	(11,288)	6.34
Other administrative expenses	(123,427)	(107,991)	(15,437)	14.29
Depreciation and amortisation	(34,283)	(44,987)	10,704	(23.79)

Net operating income	413,993	347,349	66,644	19.19

Net loan loss provisions	(71,349)	(58,072)	(13,277)	22.86
Other income	(13,340)	(44,140)	30,799	(69.78)

Income before taxes	329,303	245,137	84,166	34.33

Income from ordinary activity	275,506	201,828	73,678	36.51

Net consolidated income	275,506	210,698	64,807	30.76

Attributable income to the Group	234,571	176,107	58,463	33.20

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Loans and credits*	9,051,808	7,586,388	1,465,420	19.32
Trading portfolio (w/o loans)	657,217	1,131,879	(474,662)	(41.94)
Available-for-sale financial assets	706,734	997,713	(290,980)	(29.16)
Due from credit institutions*	2,038,051	1,308,697	729,354	55.73
Intangible assets and property and equipment	213,014	201,857	11,158	5.53
Other assets	1,423,028	1,327,831	95,197	7.17

Total assets/liabilities & shareholders' equity	14,089,853	12,554,365	1,535,488	12.23

Customer deposits*	7,974,530	6,967,078	1,007,452	14.46
Marketable debt securities*	1,028,913	1,347,958	(319,045)	(23.67)
Subordinated debt	391,022	525,018	(133,996)	(25.52)
Insurance liabilities	27,794	20,726	7,068	34.10
Due to credit institutions*	2,925,791	2,142,641	783,150	36.55
Other liabilities	819,619	672,923	146,696	21.80
Shareholders' equity	922,184	878,021	44,163	5.03

Off-balance-sheet funds	6,070,542	5,326,885	743,658	13.96

Mutual funds	1,623,092	1,459,179	163,912	11.23
Pension funds	4,447,451	3,867,705	579,745	14.99
Managed portfolios	—	—	—	—

Customer funds under management	15,492,801	14,187,665	1,305,137	9.20

Total managed funds	20,160,396	17,881,250	2,279,146	12.75

(*).- Includes all stock of concept classified in the balance sheet

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Chile
Million chilean peso

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	93,579	120,126	120,317	126,989	104,489	146,404	142,366	149,787

Income from companies accounted for by the equity method	(14)	241	352	(224)	212	93	(1)	54
Net fees	36,853	39,510	41,000	46,225	41,761	43,311	51,629	54,834
Insurance activity	2,807	2,943	3,901	3,812	3,389	3,965	4,654	4,300

Commercial revenue	133,225	162,820	165,570	176,801	149,851	193,772	198,648	208,974

Gains (losses) on financial transactions	22,369	6,394	12,585	2,145	25,820	5,658	(103)	(18,534)

Gross operating income	155,594	169,214	178,155	178,946	175,671	199,430	198,545	190,440

Income from non-financial services (net) and other operating income	(1,052)	(879)	(1,158)	(453)	(30)	(667)	(857)	(1,500)
General administrative expenses	(72,263)	(75,807)	(78,909)	(59,053)	(74,194)	(77,792)	(83,340)	(77,430)
Personnel	(42,940)	(45,836)	(46,970)	(42,295)	(43,186)	(50,126)	(48,480)	(47,537)
Other administrative expenses	(29,323)	(29,971)	(31,938)	(16,758)	(31,007)	(27,667)	(34,860)	(29,894)
Depreciation and amortisation	(11,325)	(12,086)	(10,942)	(10,634)	(8,375)	(8,258)	(9,497)	(8,153)

Net operating income	70,954	80,442	87,146	108,807	93,072	112,713	104,850	103,357

Net loan loss provisions	(10,145)	(23,574)	(11,072)	(13,281)	(15,765)	(12,492)	(19,594)	(23,498)
Other income	(6,636)	(1,492)	(4,602)	(31,410)	(1,843)	(12,545)	(3,298)	4,347

Income before taxes	54,174	55,375	71,473	64,116	75,464	87,676	81,958	84,205

Income from ordinary activity	43,471	48,621	57,498	52,238	61,222	72,979	68,674	72,631

Net consolidated income	45,119	49,540	59,100	56,939	61,222	72,979	68,674	72,631

Attributable income to the Group	38,116	41,988	50,421	45,582	53,579	63,016	56,327	61,649

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	7,044,541	7,384,022	7,548,805	7,586,388	8,019,724	8,462,628	8,745,938	9,051,808
Trading portfolio (w/o loans)	1,126,162	945,377	1,082,126	1,131,879	942,293	1,127,249	854,547	657,217
Available-for-sale financial assets	1,157,843	996,818	768,974	997,713	1,008,181	824,659	675,215	706,734
Due from credit institutions*	1,312,541	1,116,814	1,372,517	1,308,697	1,835,677	1,619,600	1,796,052	2,038,051
Intangible assets and property and equipment	204,684	206,327	205,882	201,857	195,243	199,641	199,645	213,014
Other assets	1,236,791	1,001,243	1,130,166	1,327,831	1,247,144	1,785,218	1,246,641	1,423,028

Total assets/liabilities & shareholders' equity	12,082,562	11,650,602	12,108,471	12,554,365	13,248,263	14,018,995	13,518,038	14,089,853

Customer deposits*	6,693,277	6,335,033	6,752,774	6,967,078	7,349,417	7,962,494	7,862,762	7,974,530
Marketable debt securities*	1,429,093	1,351,035	1,267,674	1,347,958	1,221,174	1,063,405	968,729	1,028,913
Subordinated debt	389,516	398,733	400,442	525,018	546,030	544,780	508,891	391,022
Insurance liabilities	16,963	18,443	19,545	20,726	22,952	24,365	25,889	27,794
Due to credit institutions*	2,081,634	2,111,591	2,193,551	2,142,641	2,406,387	2,605,076	2,412,686	2,925,791
Other liabilities	442,086	569,714	599,221	672,923	644,249	917,363	826,345	819,619
Shareholders' equity	1,029,993	866,053	875,263	878,021	1,058,053	901,513	912,737	922,184

Off-balance-sheet funds	4,837,359	5,043,684	5,330,395	5,326,885	5,452,675	5,714,556	6,279,882	6,070,542

Mutual funds	1,356,352	1,494,865	1,631,203	1,459,179	1,465,991	1,536,433	1,863,974	1,623,092
Pension funds	3,481,007	3,548,819	3,699,192	3,867,705	3,986,684	4,178,122	4,415,908	4,447,451
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	13,366,208	13,146,929	13,770,830	14,187,665	14,592,248	15,309,599	15,646,152	15,492,801

Total managed funds	16,919,921	16,694,286	17,438,866	17,881,250	18,700,938	19,733,551	19,797,920	20,160,396

(*).- Includes all stock of concept classified in the balance sheet

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Financial Management and Equity Stakes
Million euros

			Variation

	2005	2004	Amount	%

Income statement
Net interest income (w/o dividends)	(866)	(756)	(110)	14.54
Dividends	124	233	(109)	(46.74)

Net interest income	(742)	(523)	(219)	41.86

Income from companies accounted for by the equity method	584	412	173	41.93
Net fees	(19)	(12)	(7)	63.39
Insurance activity	2	(3)	5	—

Commercial revenue	(174)	(126)	(48)	38.23

Gains (losses) on financial transactions	(48)	238	(286)	—

Gross operating income	(222)	112	(334)	—

Income from non-financial services (net) and other operating income	(25)	(19)	(6)	34.73
General administrative expenses	(354)	(299)	(55)	18.57
Personnel	(183)	(193)	10	(4.96)
Other administrative expenses	(171)	(106)	(65)	61.48
Depreciation and amortisation	(74)	(38)	(36)	95.91

Net operating income	(676)	(243)	(432)	177.92

Net loan loss provisions	(52)	(35)	(18)	50.63
Other results	(128)	(224)	96	(43.02)

Income before taxes [ordinary]	(855)	(502)	(354)	70.49

Net income from ordinary activity	(210)	63	(273)	—

Net consolidated income [ordinary]	(210)	63	(273)	—

Attributable income to the Group [ordinary]	(358)	(24)	(335)	—

Attributable income to the Group	650	(24)	674	—

			Variation

	31.12.05	31.12.04	Amount	%

Balance sheet
Trading portfolio (w/o loans)	1,276	1,190	86	7.21
Available-for-sale financial assets	45,014	18,576	26,439	142.33
Investments	2,811	3,529	(719)	(20.36)
Goodwill	14,006	15,025	(1,019)	(6.78)
Liquidity lent to the Group	39,508	33,735	5,773	17.11
Capital assigned to Group areas	25,250	20,279	4,971	24.51
Other assets	30,697	20,116	10,582	52.61

Total assets/liabilities & shareholders' equity	158,562	112,449	46,113	41.01

Customer deposits*	1,927	1,505	422	28.03
Marketable debt securities*	53,154	34,709	18,445	53.14
Subordinated debt	13,965	14,018	(53)	(0.38)
Preferred securities	—	894	(894)	(100.00)
Other liabilities	57,291	30,981	26,311	84.93
Group capital and reserves	32,225	30,342	1,883	6.21

Off-balance-sheet funds	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	69,046	50,232	18,814	37.45

Total managed funds	158,562	112,449	46,113	41.01

(*).- Includes all stock of concept classified in the balance sheet

Resources
Number of employees (direct & indirect)	1,462	1,433	29	2.02

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Financial Management and Equity Stakes
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement
Net interest income (w/o dividends)	(172)	(183)	(202)	(199)	(187)	(235)	(207)	(238)
Dividends	20	147	55	11	5	88	17	13

Net interest income	(152)	(36)	(148)	(188)	(181)	(146)	(189)	(225)

Income from companies accounted for by the equity method	110	77	124	101	133	181	145	125
Net fees	(8)	(4)	(10)	10	(24)	(4)	8	1
Insurance activity	(1)	(1)	(1)	(1)	(1)	(1)	3	1

Commercial revenue	(50)	37	(35)	(78)	(73)	30	(33)	(98)

Gains (losses) on financial transactions	71	108	85	(26)	(7)	(81)	(6)	46

Gross operating income	20	145	51	(104)	(80)	(51)	(39)	(52)

Income from non-financial services (net) and other operating income	(5)	(3)	(7)	(4)	(3)	(5)	(7)	(10)
General administrative expenses	(68)	(79)	(67)	(84)	(92)	(74)	(98)	(90)
Personnel	(34)	(41)	(44)	(73)	(51)	(35)	(52)	(45)
Other administrative expenses	(34)	(39)	(23)	(10)	(42)	(39)	(46)	(45)
Depreciation and amortisation	(8)	(10)	(9)	(12)	(12)	(2)	3	(63)

Net operating income	(60)	53	(32)	(203)	(188)	(132)	(141)	(215)

Net loan loss provisions	3	(23)	(45)	30	13	(12)	(28)	(25)
Other results	(80)	(42)	40	(142)	(121)	(105)	(60)	158

Income before taxes [ordinary]	(138)	(12)	(36)	(315)	(296)	(249)	(229)	(82)

Net income from ordinary activity	(22)	70	56	(41)	(103)	(49)	(38)	(19)

Net consolidated income [ordinary]	(22)	70	56	(41)	(103)	(49)	(38)	(19)

Attributable income to the Group [ordinary]	(51)	56	34	(62)	(134)	(93)	(72)	(59)

Attributable income to the Group	(51)	415	507	(894)	(134)	(93)	(72)	949

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Trading portfolio (w/o loans)	1,444	1,591	1,555	1,190	572	1,349	393	1,276
Available-for-sale financial assets	32,503	32,816	24,931	18,576	14,318	18,478	30,353	45,014
Investments	3,402	3,375	3,430	3,529	3,640	3,796	2,816	2,811
Goodwill	4,823	4,838	4,988	15,025	15,369	15,858	15,852	14,006
Liquidity lent to the Group	33,365	28,886	31,829	33,735	42,232	42,516	41,586	39,508
Capital assigned to Group areas	18,429	17,656	18,111	20,279	23,466	24,195	24,029	25,250
Other assets	18,906	14,757	21,654	20,116	25,134	29,717	33,271	30,697

Total assets/liabilities & shareholders' equity	112,871	103,920	106,497	112,449	124,730	135,908	148,299	158,562

Customer deposits*	7,535	4,924	6,209	1,505	2,084	5,311	5,293	1,927
Marketable debt securities*	28,904	28,528	29,830	34,709	40,107	42,021	49,172	53,154
Subordinated debt	11,505	10,984	13,701	14,018	13,699	13,804	14,048	13,965
Preferred securities	2,592	2,273	932	894	409	438	249	—
Other liabilities	43,030	39,378	38,258	30,981	34,441	42,218	47,337	57,291
Group capital and reserves	19,306	17,832	17,566	30,342	33,990	32,116	32,201	32,225

Off-balance-sheet funds	—	—	—	—	—	—	—	—

Mutual funds	—	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—

Customer funds under management	47,950	44,443	49,747	50,232	55,890	61,135	68,525	69,046

Total managed funds	112,871	103,920	106,497	112,449	124,730	135,908	148,299	158,562

(*).- Includes all stock of concept classified in the balance sheet

Other information
Risk-weighted assets					36,478	39,644	44,120	35,591

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Spain
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	3,771	3,434	337	9.81

Income from companies accounted for by the equity method	26	33	(7)	(22.12)
Net fees	2,746	2,547	199	7.82
Insurance activity	93	71	23	32.20

Commercial revenue	6,636	6,084	551	9.06

Gains (losses) on financial transactions	463	363	100	27.64

Gross operating income	7,098	6,447	652	10.11

Income from non-financial services (net) and other operating income	267	218	49	22.27
General administrative expenses	(2,826)	(2,755)	(71)	2.59
Personnel	(2,026)	(1,991)	(36)	1.80
Other administrative expenses	(800)	(764)	(36)	4.65
Depreciation and amortisation	(390)	(413)	23	(5.60)

Net operating income	4,149	3,497	652	18.65

Net loan loss provisions	(625)	(885)	259	(29.30)
Other income	(46)	(54)	8	(14.89)

Income before taxes	3,478	2,559	919	35.93

Income from ordinary activity	2,477	1,801	676	37.56

Net consolidated income	2,471	1,801	671	37.25

Attributable income to the Group	2,322	1,700	622	36.58

			Variation

	31.12.05	31.12.04	Amount		%
Balance sheet
Loans and credits*	159,804	134,863	24,941		18.49
Trading portfolio (w/o loans)	25,382	13,953	11,429		81.91
Available-for-sale financial assets	9,799	8,529	1,269		14.88
Due from credit institutions*	49,671	42,978	6,693		15.57
Intangible assets and property and equipment	3,666	3,394	273		8.04
Other assets	11,113	18,232	(7,119)		(39.05)

Total assets/liabilities & shareholders' equity	259,435	221,948	37,487		16.89

Customer deposits*	99,509	95,301	4,207		4.41
Marketable debt securities*	20,434	13,902	6,532		46.98
Subordinated debt	1,620	1,697	(77)		(4.53)
Insurance liabilities	3,619	2,831	787		27.81
Due to credit institutions*	54,041	43,355	10,686		24.65
Other liabilities	67,979	55,302	12,677		22.92
Shareholders' equity	12,233	9,559	2,674		27.98

Off-balance-sheet funds	89,959	83,419	6,540		7.84

Mutual funds	75,126	72,490	2,635		3.64
Pension funds	8,913	7,357	1,556		21.15
Managed portfolios	5,920	3,572	2,348		65.74

Customer funds under management	215,140	197,151	17,989		9.12

Total managed funds	349,393	305,367	44,027		14.42

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	21.99	18.19	3.80p.
Efficiency ratio	37.35	40.38	(3.03p.	)
Efficiency ratio with depreciation and amortisation	42.63	46.57	(3.94p.	)
NPL ratio	0.57	0.64	(0.07p.	)
Coverage ratio	317.86	262.57	55.29p.
Number of employees (direct & indirect)	33,196	33,640	(444)		(1.32)
Number of branches	4,510	4,396	114		2.59

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Spain
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	874	831	859	870	893	943	957	978

Income from companies accounted for by the equity method	14	4	7	8	5	4	7	9
Net fees	601	666	626	654	656	681	677	732
Insurance activity	12	21	19	18	26	23	22	22

Commercial revenue	1,501	1,523	1,511	1,550	1,580	1,651	1,663	1,742

Gains (losses) on financial transactions	33	148	65	116	132	141	61	128

Gross operating income	1,534	1,671	1,576	1,666	1,712	1,792	1,724	1,870

Income from non-financial services (net) and other operating income	55	63	51	50	70	63	60	74
General administrative expenses	(680)	(683)	(686)	(706)	(694)	(701)	(701)	(729)
Personnel	(492)	(493)	(495)	(511)	(502)	(508)	(498)	(519)
Other administrative expenses	(187)	(191)	(191)	(195)	(192)	(194)	(204)	(210)
Depreciation and amortisation	(102)	(103)	(101)	(108)	(95)	(102)	(101)	(92)

Net operating income	808	948	840	902	993	1,052	981	1,123

Net loan loss provisions	(178)	(245)	(224)	(238)	(109)	(167)	(121)	(228)
Other income	(14)	15	(12)	(43)	(6)	(7)	(12)	(20)

Income before taxes	616	718	604	621	878	878	848	874

Income from ordinary activity	432	505	433	431	628	628	590	630

Net consolidated income	432	505	433	431	628	628	585	630

Attributable income to the Group	405	475	414	405	595	592	559	575

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Balance sheet
Loans and credits*	119,226	125,179	128,937	134,863	138,744	148,307	151,059	159,804
Trading portfolio (w/o loans)	16,495	15,243	13,160	13,953	17,639	25,525	23,874	25,382
Available-for-sale financial assets	10,275	9,318	8,925	8,529	9,303	10,263	9,771	9,799
Due from credit institutions*	32,473	32,020	38,824	42,978	49,457	44,193	43,541	49,671
Intangible assets and property and equipment	3,428	3,327	3,310	3,394	3,463	3,497	3,552	3,666
Other assets	11,681	11,899	12,646	18,232	17,368	12,049	12,666	11,113

Total assets/liabilities & shareholders' equity	193,578	196,986	205,802	221,948	235,973	243,835	244,463	259,435

Customer deposits*	89,302	91,994	90,567	95,301	96,810	95,335	97,544	99,509
Marketable debt securities*	9,890	9,584	11,554	13,902	17,196	18,162	20,223	20,434
Subordinated debt	1,402	1,403	1,398	1,697	1,570	2,279	1,615	1,620
Insurance liabilities	5,781	3,587	2,862	2,831	3,054	3,076	3,090	3,619
Due to credit institutions*	29,249	34,674	39,499	43,355	40,191	41,372	41,403	54,041
Other liabilities	48,588	46,552	50,630	55,302	66,502	72,927	69,800	67,979
Shareholders' equity	9,367	9,190	9,293	9,559	10,651	10,685	10,787	12,233

Off-balance-sheet funds	77,287	80,017	80,136	83,419	82,403	85,000	88,109	89,959

Mutual funds	67,895	70,546	70,203	72,490	71,243	73,432	75,312	75,126
Pension funds	6,717	6,731	6,781	7,357	7,429	7,611	8,298	8,913
Managed portfolios	2,676	2,740	3,151	3,572	3,731	3,957	4,499	5,920

Customer funds under management	183,662	186,586	186,516	197,151	201,032	203,851	210,582	215,140

Total managed funds	270,865	277,002	285,938	305,367	318,376	328,835	332,572	349,393

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.73	0.67	0.66	0.64	0.61	0.59	0.58	0.57
NPL coverage	212.59	237.55	253.41	262.57	286.12	299.57	311.67	317.86

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Retail Banking
Million euros
	2005		2004	Variation w/o Abbey		Variation with Abbey

	With Abbey	w/o Abbey		Amount	%	Amount	%

Income statement

Net interest income	10,653	8,595	7,404	1,191	16.08	3,249	43.89

Income from companies accounted for by the equity method	35	32	42	(10)	(22.80)	(7)	(16.92)
Net fees	5,177	4,352	3,936	415	10.55	1,240	31.51
Insurance activity	—	—	—	—	N.A.	—	N.A

Commercial revenue	15,865	12,979	11,382	1,596	14.03	4,483	39.38

Gains (losses) on financial transactions	927	581	324	257	79.34	603	186.01

Gross operating income	16,792	13,560	11,706	1,854	15.83	5,086	43.44

Income from non-financial services (net) and other operating income	250	214	180	34	18.60	70	38.71
General administrative expenses	(8,114)	(6,189)	(5,661)	(529)	9.34	(2,454)	43.34
Personnel	(4,901)	(3,820)	(3,593)	(226)	6.29	(1,308)	36.39
Other administrative expenses	(3,213)	(2,370)	(2,067)	(302)	14.63	(1,146)	55.43
Depreciation and amortisation	(869)	(754)	(734)	(20)	2.73	(135)	18.38

Net operating income	8,058	6,830	5,492	1,339	24.38	2,567	46.74

Net loan loss provisions	(1,495)	(1,176)	(1,377)	200	(14.56)	(118)	8.55
Other income	(365)	(441)	(280)	(161)	57.36	(85)	30.26

Income before taxes	6,199	5,213	3,835	1,378	35.95	2,364	61.66

	31.12.05		31.12.04	Variation w/o Abbey		Variation with Abbey

	With Abbey	w/o Abbey		Amount	%	Amount	%

Business volumes
Total assets	624,040	322,525	531,345	65,351	25.41	92,695	17.45
Loans and credits	404,656	232,860	344,544	45,106	24.02	60,112	17.45
Customer deposits	268,226	157,449	244,397	26,405	20.15	23,829	9.75

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Retail Banking
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	1,785	1,816	1,873	1,930	2,383	2,602	2,725	2,943

Income from companies accounted for by the equity method	15	9	9	9	6	8	9	11
Net fees	908	1,032	996	999	1,189	1,249	1,350	1,389
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	2,708	2,858	2,878	2,938	3,578	3,859	4,083	4,344

Gains (losses) on financial transactions	80	106	49	90	256	284	220	167

Gross operating income	2,788	2,963	2,926	3,028	3,834	4,144	4,303	4,512

Income from non-financial services (net) and other operating income	43	57	39	42	77	45	49	79
General administrative expenses	(1,392)	(1,397)	(1,410)	(1,462)	(1,955)	(1,996)	(2,033)	(2,130)
Personnel	(876)	(887)	(893)	(938)	(1,189)	(1,209)	(1,217)	(1,286)
Other administrative expenses	(516)	(510)	(517)	(524)	(766)	(787)	(816)	(844)
Depreciation and amortisation	(175)	(182)	(184)	(193)	(205)	(214)	(223)	(227)

Net operating income	1,264	1,441	1,371	1,416	1,751	1,979	2,095	2,234

Net loan loss provisions	(296)	(374)	(357)	(349)	(274)	(395)	(368)	(458)
Other income	(53)	(4)	(19)	(205)	(43)	(19)	(99)	(204)

Income before taxes	916	1,062	995	862	1,434	1,565	1,628	1,572

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Business volumes

Total assets	227,370	237,134	247,864	531,345	558,987	576,810	606,883	624,040
Loans and credits	160,072	169,044	179,408	344,544	353,834	374,178	394,137	404,656
Customer deposits	127,948	130,461	130,512	244,397	235,474	258,893	264,528	268,226

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Retail Banking Continental Europe
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	5,012	4,389	623	14.20

Income from companies accounted for by the equity method	26	37	(12)	(31.78)
Net fees	2,773	2,649	124	4.67
Insurance activity	—	—	—	—

Commercial revenue	7,810	7,075	735	10.39

Gains (losses) on financial transactions	357	268	90	33.48

Gross operating income	8,167	7,343	825	11.23

Income from non-financial services (net) and other operating income	282	209	74	35.28
General administrative expenses	(3,251)	(3,168)	(83)	2.61
Personnel	(2,259)	(2,225)	(34)	1.52
Other administrative expenses	(992)	(943)	(49)	5.18
Depreciation and amortisation	(452)	(468)	16	(3.38)

Net operating income	4,746	3,915	831	21.23

Net loan loss provisions	(897)	(1,096)	198	(18.10)
Other income	(61)	(96)	36	(37.10)

Income before taxes	3,788	2,723	1,065	39.13

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Retail Banking Continental Europe
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	1,076	1,061	1,113	1,139	1,176	1,249	1,275	1,313

Income from companies accounted for by the equity method	14	9	7	8	5	4	7	9
Net fees	614	710	663	662	665	691	705	712
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	1,704	1,779	1,783	1,810	1,846	1,944	1,986	2,034

Gains (losses) on financial transactions	62	75	58	73	94	118	62	84

Gross operating income	1,766	1,854	1,841	1,882	1,940	2,062	2,048	2,118

Income from non-financial services (net) and other operating income	52	61	48	48	72	65	63	81
General administrative expenses	(776)	(789)	(794)	(810)	(796)	(812)	(811)	(832)
Personnel	(546)	(553)	(557)	(569)	(562)	(569)	(560)	(569)
Other administrative expenses	(230)	(235)	(237)	(241)	(234)	(243)	(251)	(263)
Depreciation and amortisation	(111)	(115)	(116)	(126)	(111)	(116)	(117)	(108)

Net operating income	931	1,011	978	995	1,105	1,199	1,184	1,259

Net loan loss provisions	(227)	(290)	(273)	(306)	(168)	(255)	(209)	(265)
Other income	(39)	(13)	(11)	(34)	(14)	(7)	(6)	(34)

Income before taxes	666	708	694	655	923	936	969	960

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Retail Banking Spain
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	3,472	3,141	331	10.52

Income from companies accounted for by the equity method	26	37	(12)	(31.78)
Net fees	2,275	2,139	136	6.36
Insurance activity	—	—	—	—

Commercial revenue	5,772	5,318	455	8.55

Gains (losses) on financial transactions	351	269	82	30.40

Gross operating income	6,123	5,587	537	9.60

Income from non-financial services (net) and other operating income	269	220	49	22.20
General administrative expenses	(2,486)	(2,453)	(33)	1.34
Personnel	(1,816)	(1,799)	(17)	0.93
Other administrative expenses	(670)	(654)	(16)	2.47
Depreciation and amortisation	(356)	(381)	26	(6.73)

Net operating income	3,551	2,973	578	19.45

Net loan loss provisions	(580)	(785)	205	(26.16)
Other income	(32)	(53)	21	(39.24)

Income before taxes	2,939	2,134	804	37.69

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Retail Banking Spain
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	795	754	786	806	817	856	885	914

Income from companies accounted for by the equity method	14	9	7	8	5	4	7	9
Net fees	499	558	529	552	544	564	570	596
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	1,308	1,321	1,322	1,366	1,366	1,425	1,461	1,519

Gains (losses) on financial transactions	51	92	50	77	84	122	68	77

Gross operating income	1,359	1,413	1,372	1,443	1,450	1,547	1,530	1,596

Income from non-financial services (net) and other operating income	55	63	51	50	70	63	60	75
General administrative expenses	(606)	(610)	(612)	(625)	(614)	(620)	(619)	(633)
Personnel	(446)	(447)	(448)	(458)	(453)	(456)	(448)	(458)
Other administrative expenses	(160)	(163)	(164)	(167)	(161)	(164)	(171)	(174)
Depreciation and amortisation	(93)	(95)	(93)	(100)	(88)	(92)	(92)	(84)

Net operating income	715	771	717	769	819	898	879	955

Net loan loss provisions	(164)	(208)	(195)	(218)	(110)	(157)	(130)	(183)
Other income	(16)	15	(12)	(41)	(8)	(6)	(10)	(9)

Income before taxes	535	578	511	510	701	736	739	763

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Retail Banking Portugal
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	621	579	42	7.29

Income from companies accounted for by the equity method	—	—	—	—
Net fees	266	240	26	10.92
Insurance activity	—	—	—	—

Commercial revenue	887	818	68	8.36

Gains (losses) on financial transactions	(6)	7	(14)	—

Gross operating income	880	826	55	6.61

Income from non-financial services (net) and other operating income	(6)	(11)	5	(48.32)
General administrative expenses	(395)	(403)	8	(2.00)
Personnel	(257)	(267)	10	(3.81)
Other administrative expenses	(138)	(136)	(2)	1.56
Depreciation and amortisation	(56)	(56)	1	(0.94)

Net operating income	424	356	68	19.20

Net loan loss provisions	(53)	(75)	23	(30.02)
Other income	(18)	(30)	11	(38.56)

Income before taxes	353	251	102	40.78

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Retail Banking Portugal
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	136	157	147	139	148	164	150	158

Income from companies accounted for by the equity method	—	—	—	—	—	—	—	—
Net fees	56	60	62	61	65	65	73	62
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	192	217	209	200	213	230	223	220

Gains (losses) on financial transactions	15	(25)	13	4	11	(5)	(5)	(8)

Gross operating income	207	193	222	204	224	225	218	213

Income from non-financial services (net) and other operating income	(3)	(3)	(3)	(2)	(2)	(2)	(2)	2
General administrative expenses	(101)	(100)	(101)	(101)	(99)	(101)	(97)	(98)
Personnel	(66)	(67)	(68)	(65)	(66)	(67)	(63)	(61)
Other administrative expenses	(35)	(32)	(33)	(36)	(33)	(34)	(34)	(37)
Depreciation and amortisation	(12)	(14)	(14)	(16)	(13)	(14)	(14)	(15)

Net operating income	91	77	104	84	110	108	105	102

Net loan loss provisions	1	(19)	(27)	(30)	(3)	(35)	(13)	(2)
Other income	(22)	(21)	3	9	1	(4)	2	(18)

Income before taxes	70	37	80	63	109	69	94	82

Other information

Spread	3.05	3.03	3.01	3.01	2.94	2.95	2.92	2.84

Spread loans	2.00	1.97	1.94	1.92	1.86	1.84	1.78	1.72
Spread deposits	1.05	1.06	1.07	1.09	1.08	1.11	1.14	1.12

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Retail Banking United Kingdom (Abbey)
Million euros

2005
Income statement

Net interest income	2,059

Income from companies accounted for by the equity method	2

Net fees	825
Insurance activity	—

Commercial revenue	2,886

Gains (losses) on financial transactions	346

Gross operating income	3,232

Income from non-financial services (net) and other operating income	36
General administrative expenses	(1,925)
Personnel	(1,081)
Other administrative expenses	(844)
Depreciation and amortisation	(115)

Net operating income	1,228

Net loan loss provisions	(318)
Other income	76

Income before taxes	986

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Retail Banking United Kingdom (Abbey)
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income					462	512	531	553

Income from companies accounted for by the equity method					1	1	0	1
Net fees					190	198	216	221
Insurance activity					—	—	—	—

Commercial revenue					653	711	747	775

Gains (losses) on financial transactions					71	123	74	78

Gross operating income					724	835	821	852

Income from non-financial services (net) and other operating income					18	(1)	8	12
General administrative expenses					(520)	(476)	(465)	(464)
Personnel					(280)	(262)	(256)	(284)
Other administrative expenses					(241)	(214)	(209)	(180)
Depreciation and amortisation					(27)	(29)	(27)	(32)

Net operating income					195	329	336	368

Net loan loss provisions					(58)	(101)	(86)	(74)
Other income					19	41	4	11

Income before taxes					156	270	255	305

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Retail Banking United Kingdom (Abbey)
Million pound sterling
2005

Income statement

Net interest income	1,408

Income from companies accounted for by the equity method	2
Net fees	564
Insurance activity	—

Commercial revenue	1,974

Gains (losses) on financial transactions	236

Gross operating income	2,210

Income from non-financial services (net) and other operating income	25
General administrative expenses	(1,316)
Personnel	(740)
Other administrative expenses	(577)
Depreciation and amortisation	(79)

Net operating income	840

Net loan loss provisions	(218)
Other income	52

Income before taxes	674

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Retail Banking United Kingdom (Abbey)
Million pound sterling
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income					321	348	363	376

Income from companies accounted for by the equity method					0	1	0	0
Net fees					132	135	148	150
Insurance activity					—	—	—	—

Commercial revenue					453	483	511	527

Gains (losses) on financial transactions					49	84	50	53

Gross operating income					502	567	561	580

Income from non-financial services (net) and other operating income					13	(1)	5	8
General administrative expenses					(361)	(323)	(318)	(315)
Personnel					(194)	(177)	(175)	(193)
Other administrative expenses					(167)	(145)	(143)	(122)
Depreciation and amortisation					(19)	(19)	(18)	(22)

Net operating income					135	224	230	250

Net loan loss provisions					(40)	(69)	(58)	(50)
Other income					13	28	3	8

Income before taxes					108	184	174	208

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Retail Banking Latin America
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	3,583	3,016	567	18.81

Income from companies accounted for by the equity method	7	4	2	51.98
Net fees	1,579	1,287	292	22.67
Insurance activity	—	—	—	—

Commercial revenue	5,168	4,307	861	20.00

Gains (losses) on financial transactions	224	57	168	295.81

Gross operating income	5,393	4,364	1,029	23.58

Income from non-financial services (net) and other operating income	(68)	(28)	(40)	141.46
General administrative expenses	(2,938)	(2,492)	(446)	17.89
Personnel	(1,560)	(1,368)	(192)	14.05
Other administrative expenses	(1,378)	(1,124)	(254)	22.55
Depreciation and amortisation	(302)	(266)	(36)	13.46

Net operating income	2,084	1,576	507	32.18

Net loan loss provisions	(279)	(281)	2	(0.78)
Other income	(380)	(184)	(196)	106.97

Income before taxes	1,425	1,112	313	28.16

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Retail Banking Latin America
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	709	755	761	791	745	841	919	1,078

Income from companies accounted for by the equity method	1	0	2	1	0	3	2	2
Net fees	294	323	333	337	333	360	429	457
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	1,004	1,079	1,095	1,129	1,079	1,204	1,349	1,536

Gains (losses) on financial transactions	18	31	(10)	17	91	43	84	5

Gross operating income	1,023	1,110	1,085	1,146	1,170	1,247	1,433	1,541

Income from non-financial services (net) and other operating income	(9)	(4)	(9)	(6)	(13)	(19)	(23)	(14)
General administrative expenses	(616)	(608)	(616)	(652)	(639)	(709)	(757)	(834)
Personnel	(330)	(334)	(335)	(369)	(348)	(379)	(401)	(433)
Other administrative expenses	(286)	(274)	(281)	(283)	(291)	(330)	(356)	(401)
Depreciation and amortisation	(65)	(68)	(68)	(66)	(68)	(69)	(80)	(86)

Net operating income	333	430	392	421	451	451	575	608

Net loan loss provisions	(69)	(84)	(85)	(43)	(48)	(39)	(73)	(119)
Other income	(14)	9	(7)	(171)	(48)	(53)	(97)	(182)

Income before taxes	249	354	301	207	355	359	405	306

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Retail Banking Latin America
Million dollars
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	4,455	3,742	713	19.05

Income from companies accounted for by the equity method	9	6	3	52.29
Net fees	1,963	1,597	366	22.92
Insurance activity	—	—	—	—

Commercial revenue	6,427	5,345	1,082	20.24

Gains (losses) on financial transactions	279	70	209	296.61

Gross operating income	6,706	5,415	1,290	23.83

Income from non-financial services (net) and other operating income	(85)	(35)	(50)	141.94
General administrative expenses	(3,654)	(3,093)	(561)	18.12
Personnel	(1,940)	(1,698)	(242)	14.28
Other administrative expenses	(1,713)	(1,395)	(318)	22.79
Depreciation and amortisation	(376)	(331)	(45)	13.69

Net operating income	2,591	1,956	635	32.44

Net loan loss provisions	(347)	(349)	2	(0.58)
Other income	(473)	(228)	(245)	107.39

Income before taxes	1,772	1,380	392	28.42

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Retail Banking Latin America
Million dollars
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	885	910	929	1,018	977	1,060	1,123	1,294

Income from companies accounted for by the equity method	2	0	2	1	1	4	2	2
Net fees	368	389	406	434	437	454	525	547
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	1,255	1,300	1,338	1,452	1,415	1,518	1,650	1,844

Gains (losses) on financial transactions	23	38	(12)	22	120	53	103	3

Gross operating income	1,277	1,338	1,326	1,474	1,535	1,572	1,753	1,847

Income from non-financial services (net) and other operating income	(12)	(5)	(11)	(8)	(18)	(24)	(28)	(16)
General administrative expenses	(769)	(732)	(753)	(839)	(838)	(894)	(924)	(999)
Personnel	(412)	(402)	(410)	(474)	(456)	(478)	(489)	(518)
Other administrative expenses	(358)	(330)	(343)	(365)	(382)	(416)	(435)	(481)
Depreciation and amortisation	(81)	(81)	(83)	(86)	(89)	(87)	(97)	(103)

Net operating income	416	520	480	542	591	567	704	729

Net loan loss provisions	(86)	(101)	(103)	(58)	(63)	(49)	(90)	(145)
Other income	(18)	11	(9)	(212)	(63)	(67)	(120)	(223)

Income before taxes	312	429	367	271	465	452	494	361

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Retail Banking Brazil
Million euros

			Variation

	2005	2004	Amount	%

Income statement

Net interest income	1,273	1,073	201	18.69

Income from companies accounted for by the equity method	1	1	1	80.54
Net fees	623	460	163	35.37
Insurance activity	—	—	—	—

Commercial revenue	1,898	1,534	364	23.73

Gains (losses) on financial transactions	221	50	171	342.19

Gross operating income	2,119	1,584	535	33.79

Income from non-financial services (net) and other operating income	(1)	3	(4)	—
General administrative expenses	(1,212)	(995)	(217)	21.84
Personnel	(646)	(556)	(90)	16.25
Other administrative expenses	(566)	(439)	(127)	28.92
Depreciation and amortisation	(149)	(110)	(38)	34.89

Net operating income	757	482	276	57.25

Net loan loss provisions	(144)	(173)	29	(16.68)
Other income	(226)	(14)	(213)	—

Income before taxes	387	295	92	31.08

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Retail Banking Brazil
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	258	283	269	263	265	286	322	401

Income from companies accounted for by the equity method	0	0	0	0	0	0	0	1
Net fees	108	106	122	124	121	135	179	188
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	367	389	391	387	386	422	501	590

Gains (losses) on financial transactions	17	12	(0)	22	41	53	91	37

Gross operating income	383	401	391	409	427	475	592	626

Income from non-financial services (net) and other operating income	1	2	(1)	1	2	(4)	(1)	2
General administrative expenses	(242)	(236)	(236)	(280)	(260)	(288)	(314)	(350)
Personnel	(130)	(128)	(131)	(167)	(144)	(148)	(171)	(184)
Other administrative expenses	(112)	(108)	(105)	(114)	(116)	(139)	(144)	(166)
Depreciation and amortisation	(24)	(25)	(27)	(33)	(34)	(32)	(40)	(43)

Net operating income	118	142	126	96	135	151	236	235

Net loan loss provisions	(42)	(30)	(51)	(50)	(24)	(17)	(35)	(68)
Other income	1	(2)	18	(31)	3	(30)	(50)	(150)

Income before taxes	77	110	93	15	115	105	151	17

Other information

Spread	18.78	17.91	17.91	17.63	17.49	17.06	17.83	18.33

Spread loans	16.04	15.35	15.25	14.80	14.68	14.15	15.12	15.87
Spread deposits	2.74	2.56	2.66	2.83	2.81	2.91	2.71	2.46

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Retail Banking Brazil
Million dollars

			Variation

	2005	2004	Amount	%

Income statement

Net interest income	1,584	1,332	252	18.93

Income from companies accounted for by the equity method	2	1	1	80.90
Net fees	775	571	204	35.64
Insurance activity	—	—	—	—

Commercial revenue	2,360	1,904	456	23.98

Gains (losses) on financial transactions	275	62	213	343.08

Gross operating income	2,636	1,966	670	34.06

Income from non-financial services (net) and other operating income	(2)	3	(5)	—
General administrative expenses	(1,508)	(1,235)	(273)	22.09
Personnel	(804)	(690)	(114)	16.48
Other administrative expenses	(704)	(545)	(159)	29.18
Depreciation and amortisation	(185)	(137)	(48)	35.16

Net operating income	942	598	344	57.57

Net loan loss provisions	(179)	(214)	35	(16.51)
Other income	(282)	(17)	(265)	—

Income before taxes	481	366	115	31.34

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Retail Banking Brazil
Million dollars
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	322	341	329	339	348	360	393	483

Income from companies accounted for by the equity method	0	0	0	0	0	1	0	1
Net fees	135	128	149	159	158	171	220	226
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	458	469	478	499	506	532	613	710

Gains (losses) on financial transactions	21	14	(0)	28	53	67	113	42

Gross operating income	479	483	478	527	559	599	726	752

Income from non-financial services (net) and other operating income	1	3	(1)	1	2	(5)	(2)	3
General administrative expenses	(302)	(284)	(289)	(360)	(341)	(363)	(384)	(420)
Personnel	(162)	(154)	(161)	(213)	(188)	(187)	(209)	(220)
Other administrative expenses	(140)	(130)	(128)	(146)	(153)	(176)	(175)	(200)
Depreciation and amortisation	(30)	(30)	(33)	(43)	(45)	(40)	(49)	(51)

Net operating income	148	171	154	125	177	191	291	283

Net loan loss provisions	(53)	(35)	(62)	(64)	(31)	(21)	(44)	(83)
Other income	1	(2)	22	(38)	5	(38)	(63)	(185)

Income before taxes	96	134	114	23	150	131	185	15

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Retail Banking Brazil
Million brazilian real
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	3,829	3,897	(68)	(1.75)

Income from companies accounted for by the equity method	4	3	1	49.44
Net fees	1,874	1,672	202	12.05
Insurance activity	—	—	—	—

Commercial revenue	5,707	5,573	135	2.42

Gains (losses) on financial transactions	666	182	484	266.02

Gross operating income	6,373	5,755	618	10.75

Income from non-financial services (net) and other operating income	(4)	9	(13)	—
General administrative expenses	(3,645)	(3,614)	(31)	0.85
Personnel	(1,944)	(2,020)	76	(3.77)
Other administrative expenses	(1,701)	(1,594)	(107)	6.72
Depreciation and amortisation	(447)	(400)	(47)	11.66

Net operating income	2,277	1,749	528	30.17

Net loan loss provisions	(432)	(627)	195	(31.03)
Other income	(681)	(50)	(631)	—

Income before taxes	1,164	1,073	91	8.50

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Retail Banking Brazil
Million brazilian real
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	934	1,036	979	948	927	888	916	1,098

Income from companies accounted for by the equity method	0	0	1	1	0	2	1	2
Net fees	392	389	443	447	421	422	518	513
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	1,327	1,426	1,423	1,397	1,348	1,312	1,435	1,613

Gains (losses) on financial transactions	60	43	(1)	80	142	166	270	87

Gross operating income	1,387	1,469	1,422	1,477	1,490	1,478	1,704	1,700

Income from non-financial services (net) and other operating income	4	8	(4)	2	7	(13)	(4)	6
General administrative expenses	(875)	(866)	(859)	(1,014)	(908)	(895)	(894)	(948)
Personnel	(469)	(470)	(478)	(603)	(501)	(459)	(487)	(497)
Other administrative expenses	(406)	(397)	(381)	(411)	(407)	(436)	(408)	(452)
Depreciation and amortisation	(88)	(92)	(99)	(121)	(119)	(98)	(114)	(115)

Net operating income	428	518	459	345	471	471	692	643

Net loan loss provisions	(154)	(108)	(185)	(180)	(83)	(51)	(104)	(195)
Other income	4	(6)	64	(112)	12	(98)	(153)	(442)

Income before taxes	278	403	338	53	400	322	435	7

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Retail Banking Mexico
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	902	753	149	19.81

Income from companies accounted for by the equity method	0	—	0	—
Net fees	326	299	28	9.23
Insurance activity	—	—	—	—

Commercial revenue	1,228	1,051	177	16.81

Gains (losses) on financial transactions	(23)	(11)	(11)	100.43

Gross operating income	1,205	1,040	165	15.89

Income from non-financial services (net) and other operating income	(41)	(29)	(12)	40.51
General administrative expenses	(688)	(582)	(106)	18.17
Personnel	(319)	(292)	(27)	9.18
Other administrative expenses	(369)	(290)	(79)	27.23
Depreciation and amortisation	(59)	(47)	(13)	27.07

Net operating income	417	382	35	9.18

Net loan loss provisions	(40)	(7)	(33)	438.35
Other income	(57)	(13)	(44)	335.00

Income before taxes	320	362	(41)	(11.43)

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Retail Banking Mexico
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	173	178	197	206	189	214	230	268

Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	—	—	—
Net fees	62	82	77	77	75	81	80	90
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	235	260	274	283	264	296	310	358

Gains (losses) on financial transactions	12	3	(13)	(13)	8	(23)	5	(14)

Gross operating income	246	263	261	270	273	273	315	345

Income from non-financial services (net) and other operating income	(7)	(7)	(7)	(8)	(10)	(11)	(13)	(7)
General administrative expenses	(148)	(134)	(143)	(157)	(150)	(167)	(173)	(198)
Personnel	(73)	(73)	(73)	(73)	(75)	(82)	(79)	(83)
Other administrative expenses	(75)	(61)	(70)	(84)	(75)	(86)	(93)	(115)
Depreciation and amortisation	(12)	(13)	(14)	(8)	(12)	(14)	(15)	(19)

Net operating income	79	108	98	97	100	81	114	121

Net loan loss provisions	(11)	(8)	(10)	21	(9)	(10)	(9)	(12)
Other income	4	4	(10)	(10)	(11)	1	(28)	(19)

Income before taxes	72	104	77	108	80	72	78	91

Other information

Spread	8.33	8.73	9.38	10.24	10.87	11.30	11.06	11.19

Spread loans	5.56	5.79	6.12	6.49	6.85	7.40	7.34	7.62
Spread deposits	2.77	2.94	3.26	3.75	4.02	3.90	3.72	3.57

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Retail Banking Mexico
Million dollars

			Variation

	2005	2004	Amount	%

Income statement

Net interest income	1,122	934	187	20.05

Income from companies accounted for by the equity method	0	—	0	—
Net fees	406	371	35	9.45
Insurance activity	—	—	—	—

Commercial revenue	1,527	1,305	222	17.04

Gains (losses) on financial transactions	(28)	(14)	(14)	100.84

Gross operating income	1,499	1,291	208	16.12

Income from non-financial services (net) and other operating income	(50)	(36)	(15)	40.79
General administrative expenses	(856)	(723)	(133)	18.41
Personnel	(397)	(363)	(34)	9.40
Other administrative expenses	(459)	(360)	(99)	27.49
Depreciation and amortisation	(74)	(58)	(16)	27.32

Net operating income	519	474	45	9.40

Net loan loss provisions	(50)	(9)	(41)	439.43
Other income	(71)	(16)	(55)	335.87

Income before taxes	398	449	(51)	(11.25)

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Retail Banking Mexico
Million dollars
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	215	214	241	264	248	270	281	322

Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	(0)	(0)	(0)
Net fees	78	99	94	99	98	103	97	108
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	293	313	335	363	347	373	378	430

Gains (losses) on financial transactions	15	4	(16)	(16)	11	(29)	7	(17)

Gross operating income	308	317	319	347	357	344	385	413

Income from non-financial services (net) and other operating income	(9)	(9)	(8)	(10)	(13)	(14)	(16)	(8)
General administrative expenses	(185)	(161)	(175)	(202)	(197)	(211)	(211)	(237)
Personnel	(91)	(87)	(90)	(95)	(98)	(103)	(97)	(99)
Other administrative expenses	(94)	(74)	(85)	(107)	(98)	(108)	(114)	(139)
Depreciation and amortisation	(15)	(16)	(17)	(10)	(16)	(17)	(18)	(23)

Net operating income	99	131	120	125	131	102	140	146

Net loan loss provisions	(13)	(9)	(13)	26	(12)	(13)	(11)	(15)
Other income	5	4	(12)	(13)	(15)	1	(35)	(23)

Income before taxes	90	126	94	138	105	90	94	109

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Retail Banking Mexico
Million new mexican peso
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	12,206	10,548	1,658	15.72

Income from companies accounted for by the equity method	0	—	0	—
Net fees	4,413	4,183	230	5.50
Insurance activity	—	—	—	—

Commercial revenue	16,619	14,731	1,888	12.82

Gains (losses) on financial transactions	(310)	(160)	(150)	93.59

Gross operating income	16,310	14,571	1,739	11.93

Income from non-financial services (net) and other operating income	(549)	(404)	(144)	35.71
General administrative expenses	(9,311)	(8,158)	(1,153)	14.14
Personnel	(4,318)	(4,094)	(223)	5.45
Other administrative expenses	(4,994)	(4,064)	(930)	22.89
Depreciation and amortisation	(804)	(655)	(149)	22.73

Net operating income	5,646	5,354	292	5.45

Net loan loss provisions	(542)	(104)	(438)	419.98
Other income	(770)	(183)	(587)	320.15

Income before taxes	4,334	5,067	(732)	(14.46)

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Retail Banking Mexico
Million new mexican peso
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	2,368	2,435	2,754	2,990	2,773	2,964	3,008	3,461

Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	(0)	(0)	(0)
Net fees	853	1,127	1,080	1,123	1,101	1,125	1,033	1,154
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	3,221	3,563	3,834	4,113	3,874	4,089	4,041	4,615

Gains (losses) on financial transactions	160	43	(179)	(184)	123	(327)	76	(182)

Gross operating income	3,381	3,606	3,655	3,929	3,997	3,762	4,117	4,433

Income from non-financial services (net) and other operating income	(96)	(99)	(95)	(114)	(149)	(148)	(170)	(81)
General administrative expenses	(2,037)	(1,838)	(2,001)	(2,282)	(2,198)	(2,313)	(2,254)	(2,546)
Personnel	(1,000)	(995)	(1,028)	(1,071)	(1,100)	(1,131)	(1,031)	(1,056)
Other administrative expenses	(1,036)	(843)	(974)	(1,211)	(1,099)	(1,183)	(1,223)	(1,489)
Depreciation and amortisation	(163)	(184)	(189)	(118)	(180)	(190)	(191)	(242)

Net operating income	1,085	1,486	1,369	1,414	1,469	1,110	1,502	1,564

Net loan loss provisions	(148)	(103)	(147)	293	(133)	(140)	(113)	(156)
Other income	51	51	(139)	(146)	(162)	17	(381)	(243)

Income before taxes	989	1,433	1,084	1,561	1,174	987	1,008	1,165

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Retail Banking Chile
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	716	560	156	27.88

Income from companies accounted for by the equity method	1	0	0	9.83
Net fees	206	154	53	34.22
Insurance activity	—	—	—	—

Commercial revenue	922	714	209	29.23

Gains (losses) on financial transactions	(34)	(5)	(29)	600.90

Gross operating income	889	709	180	25.36

Income from non-financial services (net) and other operating income	(6)	(5)	(1)	15.94
General administrative expenses	(384)	(323)	(61)	18.87
Personnel	(236)	(203)	(33)	16.03
Other administrative expenses	(149)	(120)	(28)	23.67
Depreciation and amortisation	(42)	(52)	10	(19.22)

Net operating income	457	329	128	38.98

Net loan loss provisions	(105)	(72)	(32)	44.70
Other income	(20)	(58)	39	(66.28)

Income before taxes	332	198	134	67.96

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Retail Banking Chile
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	120	145	142	153	129	177	194	217

Income from companies accounted for by the equity method	(0)	0	0	(0)	0	0	0	0
Net fees	35	39	38	42	40	44	59	62
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	156	184	180	194	170	221	253	279

Gains (losses) on financial transactions	(4)	(0)	0	(1)	12	2	(18)	(30)

Gross operating income	151	184	181	193	182	223	235	249

Income from non-financial services (net) and other operating income	(1)	(1)	(1)	(1)	(0)	(1)	(2)	(2)
General administrative expenses	(85)	(87)	(89)	(62)	(84)	(92)	(106)	(103)
Personnel	(51)	(53)	(53)	(46)	(49)	(60)	(62)	(64)
Other administrative expenses	(34)	(34)	(36)	(16)	(34)	(32)	(43)	(39)
Depreciation and amortisation	(14)	(14)	(12)	(12)	(9)	(10)	(12)	(11)

Net operating income	51	81	78	118	89	120	116	132

Net loan loss provisions	(12)	(27)	(12)	(20)	(24)	(18)	(29)	(34)
Other income	(9)	(2)	(6)	(41)	(3)	(17)	(5)	5

Income before taxes	30	52	60	57	62	85	81	104

Other information

Spread	6.02	5.85	5.87	5.72	5.79	6.01	5.87	5.45

Spread loans	5.15	4.95	4.94	4.76	4.73	5.01	4.89	4.50
Spread deposits	0.87	0.90	0.93	0.96	1.06	1.00	0.98	0.95

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Retail Banking Chile
Million dollars
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	890	695	195	28.14

Income from companies accounted for by the equity method	1	1	0	10.05
Net fees	256	191	66	34.49
Insurance activity	—	—	—	—

Commercial revenue	1,147	886	261	29.49

Gains (losses) on financial transactions	(42)	(6)	(36)	602.30

Gross operating income	1,105	880	225	25.62

Income from non-financial services (net) and other operating income	(7)	(6)	(1)	16.17
General administrative expenses	(478)	(401)	(77)	19.11
Personnel	(293)	(252)	(41)	16.26
Other administrative expenses	(185)	(149)	(36)	23.92
Depreciation and amortisation	(52)	(65)	12	(19.06)

Net operating income	568	408	160	39.26

Net loan loss provisions	(130)	(90)	(40)	44.99
Other income	(24)	(72)	48	(66.22)

Income before taxes	413	245	168	68.30

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Retail Banking Chile
Million dollars
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	150	175	173	196	169	223	237	260

Income from companies accounted for by the equity method	(0)	0	1	(0)	0	0	0	0
Net fees	44	46	46	54	53	56	73	75
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	194	222	220	249	222	280	310	335

Gains (losses) on financial transactions	(5)	(0)	0	(1)	16	2	(23)	(37)

Gross operating income	189	222	221	248	238	282	287	298

Income from non-financial services (net) and other operating income	(2)	(1)	(2)	(1)	(0)	(2)	(2)	(3)
General administrative expenses	(107)	(105)	(108)	(81)	(110)	(116)	(129)	(124)
Personnel	(64)	(64)	(64)	(60)	(65)	(76)	(76)	(77)
Other administrative expenses	(43)	(41)	(44)	(21)	(45)	(40)	(53)	(47)
Depreciation and amortisation	(17)	(17)	(15)	(16)	(12)	(12)	(15)	(13)

Net operating income	64	98	95	150	116	152	141	159

Net loan loss provisions	(15)	(33)	(15)	(26)	(32)	(22)	(35)	(41)
Other income	(11)	(2)	(7)	(52)	(3)	(22)	(6)	7

Income before taxes	37	63	73	73	81	108	99	125

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Retail Banking Chile
Million chilean peso
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	496,804	423,462	73,342	17.32

Income from companies accounted for by the equity method	357	354	3	0.76
Net fees	143,162	116,268	26,895	23.13
Insurance activity	—	—	—	—

Commercial revenue	640,324	540,084	100,240	18.56

Gains (losses) on financial transactions	(23,346)	(3,631)	(19,715)	543.01

Gross operating income	616,978	536,453	80,525	15.01

Income from non-financial services (net) and other operating income	(3,921)	(3,687)	(235)	6.37
General administrative expenses	(266,780)	(244,637)	(22,143)	9.05
Personnel	(163,637)	(153,727)	(9,909)	6.45
Other administrative expenses	(103,144)	(90,910)	(12,234)	13.46
Depreciation and amortisation	(29,292)	(39,525)	10,233	(25.89)

Net operating income	316,984	248,604	68,380	27.51

Net loan loss provisions	(72,689)	(54,758)	(17,932)	32.75
Other income	(13,663)	(44,173)	30,510	(69.07)

Income before taxes	230,632	149,674	80,958	54.09

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Retail Banking Chile
Million chilean peso
	Q1 '04	Q2 '04	Q3 '04	Q4 ' 04	Q1 '05	Q2 '05	Q3 ' 05	Q4 '05

Income statement

Net interest income	88,245	109,466	108,691	117,060	97,709	129,756	131,078	138,262

Income from companies accounted for by the equity method	(14)	241	352	(224)	212	93	(1)	54
Net fees	26,073	29,175	29,110	31,910	30,697	32,557	40,286	39,623
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	114,304	138,881	138,152	148,746	128,617	162,406	171,363	177,938

Gains (losses) on financial transactions	(3,059)	(199)	205	(578)	9,258	1,187	(13,206)	(20,585)

Gross operating income	111,245	138,682	138,357	148,169	137,875	163,593	158,157	157,354

Income from non-financial services (net) and other operating income	(988)	(939)	(1,089)	(671)	(4)	(1,101)	(1,161)	(1,656)
General administrative expenses	(62,738)	(65,959)	(67,943)	(47,997)	(63,379)	(67,186)	(71,248)	(64,967)
Personnel	(37,476)	(40,092)	(40,468)	(35,692)	(37,492)	(43,893)	(41,829)	(40,422)
Other administrative expenses	(25,262)	(25,868)	(27,475)	(12,305)	(25,886)	(23,293)	(29,419)	(24,545)
Depreciation and amortisation	(10,016)	(10,667)	(9,552)	(9,291)	(7,111)	(7,203)	(8,164)	(6,815)

Net operating income	37,503	61,117	59,773	90,210	67,382	88,103	77,584	83,915

Net loan loss provisions	(9,095)	(20,636)	(9,629)	(15,398)	(18,365)	(12,908)	(19,644)	(21,772)
Other income	(6,596)	(1,638)	(4,591)	(31,347)	(1,922)	(12,763)	(3,348)	4,370

Income before taxes	21,812	38,844	45,553	43,465	47,095	62,431	54,592	66,513

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Asset Management and Insurance
Million euros
	2005		2004	Variation w/o Abbey		Variation with Abbey

	With Abbey	w/o Abbey		Amount	%	Amount	%

Income statement

Net interest income	(146)	22	17	4	25.58	(163)	—

Income from companies accounted for by the equity method	—	—	(5)	5	(100.00)	5	(100.00)
Net fees	667	535	452	83	18.31	216	47.73
Insurance activity	813	225	165	60	36.34	649	393.74

Commercial revenue	1,335	781	629	152	24.10	706	112.14

Gains (losses) on financial transactions	32	31	11	20	175.27	20	184.03

Gross operating income	1,367	812	640	171	26.73	726	113.39

Income from non-financial services (net) and other operating income	(0)	(0)	1	(1)	—	(1)	—
General administrative expenses	(662)	(289)	(250)	(39)	15.73	(413)	165.04
Personnel	(308)	(162)	(151)	(11)	7.51	(157)	104.32
Other administrative expenses	(354)	(127)	(99)	(28)	28.24	(255)	257.43
Depreciation and amortisation	(19)	(17)	(16)	(1)	3.28	(3)	17.69

Net operating income	685	506	375	130	34.71	310	82.51

Net loan loss provisions	0	0	2	(2)	(91.79)	(2)	(98.88)
Other income	3	3	(6)	9	—	9	—

Income before taxes	688	509	371	138	37.23	318	85.61

	31.12.05		31.12.04	Variation w/o Abbey		Variation with Abbey

	With Abbey	w/o Abbey		Amount	%	Amount	%

Business volumes
Total assets	9,172	9,172	6,957	2,214	31.83	2,214	31.83
Loans and credits	194	194	476	(282)	(59.20)	(282)	(59.20)
Customer deposits	21	21	36	(16)	(43.24)	(16)	(43.24)

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Asset Management and Insurance
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	3	4	5	5	(36)	(37)	(34)	(39)

Income from companies accounted for by the equity method	—	(5)	0	(0)	—	—	—	—
Net fees	109	115	114	114	141	149	181	196
Insurance activity	32	46	42	44	214	184	213	202

Commercial revenue	145	161	160	163	319	296	360	360

Gains (losses) on financial transactions	3	0	4	4	14	9	5	4

Gross operating income	148	161	164	167	333	305	365	364

Income from non-financial services (net) and other operating income	(0)	2	(1)	0	0	(0)	0	(0)
General administrative expenses	(58)	(62)	(64)	(66)	(138)	(161)	(163)	(200)
Personnel	(36)	(38)	(38)	(39)	(65)	(73)	(82)	(87)
Other administrative expenses	(22)	(24)	(26)	(27)	(73)	(88)	(81)	(113)
Depreciation and amortisation	(4)	(5)	(3)	(4)	(5)	(4)	(6)	(4)

Net operating income	86	97	95	97	190	140	196	159

Net loan loss provisions	(1)	2	1	0	(4)	4	0	0
Other income	1	(2)	1	(5)	9	1	(5)	(1)

Income before taxes	85	97	97	92	194	144	191	158

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Business volumes
Total assets	10,285	6,251	6,594	6,957	7,266	8,087	8,496	9,172
Loans and credits	1,116	374	405	476	369	249	251	194
Customer deposits	20	20	23	36	24	23	18	21

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Global Wholesale Banking
Million euros
			Variation

	2005	2004	Amount	%

Income statement

Net interest income	728	677	51	7.51

Income from companies accounted for by the equity method	—	0	(0)	(100.00)
Net fees	489	392	97	24.60
Insurance activity	—	—	—	—

Commercial revenue	1,217	1,069	147	13.78

Gains (losses) on financial transactions	654	527	127	24.10

Gross operating income	1,871	1,597	274	17.19

Income from non-financial services (net) and other operating income	(25)	(23)	(2)	7.43
General administrative expenses	(570)	(485)	(85)	17.56
Personnel	(351)	(299)	(52)	17.53
Other administrative expenses	(219)	(186)	(33)	17.60
Depreciation and amortisation	(59)	(50)	(8)	16.68

Net operating income	1,217	1,038	179	17.26

Net loan loss provisions	(68)	(163)	95	(58.01)
Other income	11	3	8	304.59

Income before taxes	1,160	878	282	32.15

			Variation

	31.12.05	31.12.04	Amount	%

Business volumes
Total assets	145,163	133,627	11,536	8.63
Loans and credits	30,163	24,134	6,029	24.98
Customer deposits	35,592	37,273	(1,681)	(4.51)

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Global Wholesale Banking
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Income statement

Net interest income	196	162	171	148	191	164	192	181

Income from companies accounted for by the equity method	—	0	0	0	1	(1)	—	—
Net fees	103	102	89	99	111	128	116	134
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	298	264	260	247	303	291	308	314

Gains (losses) on financial transactions	164	111	127	125	145	249	94	166

Gross operating income	463	375	387	372	448	541	402	481

Income from non-financial services (net) and other operating income	(5)	(6)	(6)	(6)	(7)	(2)	(8)	(8)
General administrative expenses	(115)	(119)	(119)	(132)	(136)	(142)	(143)	(150)
Personnel	(71)	(72)	(73)	(84)	(82)	(87)	(85)	(97)
Other administrative expenses	(44)	(47)	(46)	(49)	(54)	(55)	(58)	(52)
Depreciation and amortisation	(13)	(12)	(12)	(13)	(13)	(15)	(14)	(17)

Net operating income	329	238	250	221	293	381	237	306

Net loan loss provisions	(34)	(41)	(70)	(19)	(19)	10	(3)	(57)
Other income	(5)	6	0	1	8	4	7	(8)

Income before taxes	290	203	181	204	282	395	242	240

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Business volumes
Total assets	115,602	121,913	127,434	133,627	135,028	133,326	138,907	145,163
Loans and credits	25,488	25,537	24,970	24,134	25,977	27,847	27,264	30,163
Customer deposits	31,985	32,090	29,796	37,273	40,969	34,152	36,017	35,592

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NPL ratio
%
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Continental Europe	0.87	0.81	0.80	0.81	0.83	0.79	0.77	0.76

Santander Central Hispano Netwok	0.70	0.64	0.62	0.60	0.60	0.59	0.59	0.59
Banesto	0.69	0.65	0.64	0.64	0.57	0.54	0.49	0.49
Santander Consumer	1.95	1.98	2.17	2.28	2.36	2.18	2.28	2.40
Portugal	1.30	1.16	0.95	1.06	1.23	1.03	0.87	0.78

United Kingdom (Abbey)				0.70	0.84	0.80	0.74	0.67

Latin America	3.20	3.20	2.99	2.94	2.64	2.09	1.90	1.82

Brazil	2.67	2.38	2.08	2.85	2.70	2.89	2.92	2.88
Mexico	1.36	1.27	1.23	1.28	0.89	0.89	0.85	0.89
Chile	4.00	3.66	3.36	3.53	3.42	2.98	2.45	2.31

Operating Areas	1.24	1.19	1.15	0.97	1.02	0.94	0.89	0.86

Spain	0.73	0.67	0.66	0.64	0.61	0.59	0.58	0.57

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NPL coverage
%
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05

Continental Europe	196.30	213.46	224.42	225.23	227.46	240.04	246.03	246.60

Santander Central Hispano Netwok	193.52	224.89	245.78	268.57	267.12	274.52	284.78	289.26
Banesto	273.18	284.00	283.73	273.16	336.68	349.50	380.09	371.55
Santander Consumer	131.27	134.48	128.24	124.82	127.23	128.63	124.66	125.20
Portugal	156.49	172.70	204.78	194.05	182.44	216.93	244.38	243.19

United Kingdom (Abbey)				91.39	71.81	73.73	70.69	77.72

Latin America	140.36	143.89	150.02	155.00	160.86	182.04	185.01	186.50

Brazil	213.06	222.68	237.13	188.17	188.11	164.62	147.80	138.52
Mexico	242.74	255.41	253.30	213.46	290.07	286.56	280.50	273.43
Chile	109.51	114.41	124.41	126.84	130.95	141.12	160.75	165.57

Operating Areas	173.30	183.80	193.48	168.16	161.12	172.81	174.32	182.33

Spain	212.59	237.55	253.41	262.57	286.12	299.57	311.67	317.86

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Spreads loans and deposits
%
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05	Q4 '05

Santander Central Hispano Network
Spread loans	1.68	1.71	1.55	1.47	1.40	1.43	1.45	1.46
Spread deposits	1.39	1.41	1.46	1.47	1.53	1.50	1.49	1.54

SUM	3.07	3.12	3.01	2.94	2.93	2.93	2.94	3.00

Retail Banking Banesto
Spread loans	1.73	1.67	1.54	1.47	1.50	1.48	1.46	1.43
Spread deposits	1.35	1.34	1.38	1.36	1.30	1.31	1.29	1.41

SUM	3.08	3.01	2.92	2.83	2.80	2.79	2.75	2.84

Santander Consumer
Spread loans	4.81	4.82	4.77	4.62	4.59	4.59	4.68	4.55
Retail Banking Portugal
Spread loans	2.00	1.97	1.94	1.92	1.86	1.84	1.78	1.72
Spread deposits	1.05	1.06	1.07	1.09	1.08	1.11	1.14	1.12

SUM	3.05	3.03	3.01	3.01	2.94	2.95	2.92	2.84

Retail Banking Brazil
Spread loans	16.04	15.35	15.25	14.80	14.68	14.15	15.12	15.87
Spread deposits	2.74	2.56	2.66	2.83	2.81	2.91	2.71	2.46

SUM	18.78	17.91	17.91	17.63	17.49	17.06	17.83	18.33

Retail Banking Mexico
Spread loans	5.56	5.79	6.12	6.49	6.85	7.40	7.34	7.62
Spread deposits	2.77	2.94	3.26	3.75	4.02	3.90	3.72	3.57

SUM	8.33	8.73	9.38	10.24	10.87	11.30	11.06	11.19

Retail Banking Chile
Spread loans	5.15	4.95	4.94	4.76	4.73	5.01	4.89	4.50
Spread deposits	0.87	0.90	0.93	0.96	1.06	1.00	0.98	0.95

SUM	6.02	5.85	5.87	5.72	5.79	6.01	5.87	5.45

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Risk-weighted assets
Million euros
	31.03.05	30.06.05	30.09.05	31.12.05

Continental Europe	183,244	195,856	198,308	212,605

Santander Central Hispano Network	69,944	71,968	74,609	79,622
Banesto	44,254	49,491	49,251	49,715
Santander Consumer	24,875	26,890	27,795	28,474
Portugal	22,156	21,569	22,320	22,960

United Kingdom (Abbey)	92,025	92,903	102,634	101,567

Latin America	47,086	56,025	56,109	62,972

Brazil	10,025	14,186	13,606	14,979
Mexico	10,143	12,453	11,237	13,621
Chile	10,460	11,858	12,997	13,730

Operating Areas	322,356	344,784	357,051	377,143

Financial management and equity stakes	36,478	39,644	44,120	35,591

Total	358,834	384,428	401,171	412,734

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SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: April 11, 2006	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President